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PROSPECTUS SUPPLEMENT (To Prospectus dated May 5, 2006)	Filed pursuant to Rule 424(b)(5) Registration No. 333-133200

9,000,000 Shares

Common Stock

We are offering 4,000,000 shares of our common stock to the public. Certain of our stockholders identified in this prospectus supplement are offering 5,000,000 shares of our common stock to the public.

We will not receive any proceeds from the sale of the shares by the selling stockholders. We will pay certain expenses of the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "CCOI." The last reported sale price of our common stock on June 1, 2006 was $9.30 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-6.

	Per Share	Total
Public offering price	$9.0000	$81,000,000
Underwriting discounts	0.4725	4,252,500
Proceeds to us (before expenses)	8.5275	34,110,000
Proceeds to selling stockholders (before expenses)	8.5275	42,637,500

We and certain of our stockholders, including our Chairman and Chief Executive Officer Dave Schaeffer, have granted the underwriters a 30-day option to purchase up to an additional 1,350,000 shares on the same terms and conditions as set forth above if the underwriters sell more than 9,000,000 of firm shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about June 7, 2006.

Joint Book-Running Managers

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

Joint Lead Manager

THOMAS WEISEL PARTNERS LLC

WACHOVIA SECURITIES	FRIEDMAN BILLINGS RAMSEY

June 1, 2006

TABLE OF CONTENTS

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement contains the terms of this offering.

        This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

        Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus supplement to "Cogent," "we," "us" and "our" and similar terms refer to Cogent Communications Group, Inc. and its direct and indirect subsidiaries on a consolidated basis.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date of this prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted.

ii

PROSPECTUS SUPPLEMENT SUMMARY

        The following summary highlights certain significant aspects of our business and this offering, but you should carefully read this entire prospectus supplement and the accompanying prospectus, including the financial data and related notes and the documents incorporated by reference, which are described under "Incorporation by Reference," before making an investment decision. Because this is a summary, it may not contain all the information that is important to you. Our actual results could differ materially from those anticipated in certain forward-looking statements contained in this prospectus supplement as a result of certain factors, including those set forth under "Risk Factors."

Overview

        We are a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol ("IP") communications services. Our network is specifically designed and optimized to transmit data using IP. IP networks are significantly less expensive to operate and are able to achieve higher performance levels than the traditional circuit-switched networks used by many of our competitors, thus giving us clear cost and performance advantages in our industry. According to third party data, we are among the top ten facilities-based Internet service providers in the world. We deliver our services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through over 10,000 customer connections in North America and Europe.

        Our network is comprised of in-building riser facilities, metropolitan optical fiber networks, metropolitan traffic aggregation points and inter-city transport facilities. Our network serves 95 metropolitan markets in North America and Europe and encompasses:

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  approximately 820 multi-tenant office buildings strategically located in commercial business districts, which we believe represents, as of December 31, 2005, approximately 7.2% of the total rentable office space (on a square footage basis) in 44 key business markets in the U.S. and in Toronto;

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  over 220 carrier-neutral Internet aggregation facilities, data centers and single-tenant buildings;

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  over 195 intra-city networks consisting of over 9,300 fiber miles;

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  an inter-city network of more than 22,800 fiber route miles; and

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  multiple leased high-capacity transatlantic circuits connecting the North American and European portions of our network.

        We have created our network by acquiring optical fiber from carriers with large amounts of unused fiber and directly connecting Internet routers to the existing optical fiber national backbone. We have expanded our network through key acquisitions of financially distressed companies or their assets at a significant discount to their original cost. Due to our network design and acquisition strategy, we believe we are positioned to grow our revenue and increase profitability with minimal incremental capital expenditures.

        Our primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. We offer this on-net service exclusively through our own facilities, which run all the way to our customers' premises. Because of our integrated network architecture, we are not dependent on local telephone companies to serve our on-net customers. This allows us to earn much higher gross profit margins on our on-net business. Our typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. We also provide on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other ISPs and commercial content providers. For the year ended December 31, 2005 and the three months ended March 31, 2006, our on-net customers generated 57.9% and 65.9%, respectively, of our total net service revenue.

        In addition to providing our on-net services, we also provide Internet connectivity to customers that are not located in buildings directly connected to our network. We serve these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from our customers' premises to our network. Customers of our off-net services are primarily small and medium-sized businesses. During the year ended December 31, 2005 and the three months ended March 31, 2006, our off-net customers generated 33.0% and 26.5%, respectively, of our total net service revenue.

        We also operate 28 data centers comprising approximately 290,000 square feet throughout North America and Europe that allow customers to colocate their equipment and access our network.

        Our net service revenue has grown from $3.0 million for the year ended December 31, 2001 to $135.2 million for the year ended December 31, 2005, and was $34.4 million for both the three month periods ended March 31, 2005 and March 31, 2006. We have grown our gross profit from negative $17.0 million for the year ended December 31, 2001 to $49.4 million for the year ended December 31, 2005, and from $11.5 million for the three months ended March 31, 2005 to $14.1 million for the same period in 2006. Our gross profit margin has expanded from 30.5% for the year ended December 31, 2004 to 36.5% for the same period in 2005 and from 33.3% for the three months ended March 31, 2005 to 41.0% for the same period in 2006. We determine gross profit by subtracting cost of network operations (exclusive of equity-based compensation expense) from our net service revenue. However, since we initiated operations in 2000, we have generated increasing operating losses, had negative cash flows and as of March 31, 2006 had an accumulated deficit of $227.6 million. No single customer accounts for more than 2% of our net service revenues.

Competitive Advantages

        We believe we address many of the IP data communications needs of small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations by offering them high-quality Internet service at attractive prices.

        Low Cost of Operation.    Our network operating expenses are significantly lower than most of our competitors whose networks are not designed specifically to carry IP traffic. Our low cost of operation gives us greater pricing flexibility and an advantage in a competitive environment characterized by falling Internet access prices.

        Independent Network.    Our on-net service does not rely on infrastructure controlled by local incumbent telephone companies. This gives us more control over our service, quality and pricing and allows us to provision services more quickly and efficiently.

        High Quality, Reliable Service.    Our network is designed with dedicated intra-city bandwith for each customer. This design increases the speed and throughput of our network and reduces the number of data packets dropped during transmission. During 2005, our network averaged 99.97% customer connection availability.

        Low Capital Cost to Grow Our Business.    We have incurred relatively minimal indebtedness in growing our business because of our network design of using Internet routers without additional legacy equipment and our strategy of acquiring optical fiber from the excess capacity in existing networks. Our network was designed to handle traffic transmitted at the full capacity of ports connecting it to customers. The ports are currently handling traffic at approximately 7% of their aggregate capacity. We believe that our network can accommodate substantial traffic growth without having to incur substantial capital expenditures.

        Experienced Management Team.    The members of our senior management team have an average of 20 years of experience in the telecommunications industry. They have designed and built our network, led the integration of our 13 acquisitions and guided us through the telecommunications industry downturn.

        Convergence.    There is a clear industry and market trend for legacy products (e.g., TDM voice, Private Line, Frame Relay, and Asynchronous Transfer Mode) to converge on IP. Many of our competitors will have to migrate their existing customers and products to IP. This migration can be costly, lengthy, and risky. We do not face this challenge because our network and products are IP.

Our Strategy

        We intend to become the leading provider of high-quality Internet access and IP communications services and to increase our profitability and cash flow. The principal elements of our strategy include:

        Focus on Providing Low-Cost, High-Speed Internet Access and IP Connectivity.    We intend to further load our high-capacity network to respond to the growing demand for high-speed Internet service generated by bandwith-intensive applications, such as streaming media, online gaming, IP telephony, remote data storage, distributed computing and virtual private networks.

        Pursuing On-Net Customer Growth.    We intend to increase usage of our network and operational infrastructure by adding customers in our existing on-net buildings and by adding buildings to our network.

        Selectively Pursuing Acquisition Opportunities.    In addition to adding customers through our sales and marketing efforts, we will continue to seek out acquisition opportunities or strategic alliances that increase our customer base, allowing us to take advantage of the unused capacity of our network and add revenues with minimal incremental costs. We may also make additional acquisitions to add network assets at attractive prices.

Industry Data

        Information contained in this prospectus about our position in our industry is based on market studies published by several independent third parties. These studies indicate that we are ranked among the top ten Internet service providers in the world based on network capacity, IP address control and peering arrangements, ranked sixth in U.S. colocation facility connections and ranked fifth worldwide in autonomous system connections. In calculating total office building square footage in the United States and Canada, we have relied on third party data assessing the Toronto, Canada office market and 44 key office markets in the United States. While we believe that this data is reliable, we have not independently verified the industry data provided by these third party sources or that it is exactly comparable to our square footage computations.

Company Information

        We were incorporated in Delaware in August 1999. In February 2002, in connection with our merger with Allied Riser Communications Corporation, shares of our common stock started public trading on the American Stock Exchange and we became subject to, and commenced reporting under, the Securities Exchange Act of 1934. In March 2006, our shares began trading on the Nasdaq National Market. Our principal executive offices are located at 1015 31st Street N.W., Washington, D.C. 20007. Our telephone number is (202) 295-4200 and our web site address is www.cogentco.com. The information contained, referenced or incorporated in our web site is not a part of this prospectus supplement.

The Offering

Common stock offered by us	4,000,000 shares
Common stock offered by selling stockholders	5,000,000 shares
Common stock to be outstanding after this offering	48,128,879 shares
Use of Proceeds
We intend to use the proceeds that we receive from this offering to fund the expansion of our sales and marketing efforts, to connect additional buildings to our network and for general corporate purposes, which may include potential acquisitions. We will receive no proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Nasdaq symbol	"CCOI"

        The number of shares of our common stock that will be outstanding after this offering is based on our shares outstanding as of March 31, 2006 and includes:

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  44,128,879 shares of our common stock outstanding; and

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  4,000,000 shares of our common stock to be issued in this offering.

        The number of shares of our common stock that will be outstanding after this offering excludes:

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  5,189 shares of our common stock issuable upon exercise of outstanding common stock warrants;

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  1,066 shares of our common stock issuable upon conversion of our 7 1/2% Convertible Subordinated Notes Due 2007;

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  1,224,808 shares of our common stock issuable upon the exercise of outstanding stock options issued by us under our stock-based employee compensation plans; and

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  537,058 additional shares of our common stock reserved for future grants under our stock-based employee compensation plans.

        Unless we specifically state otherwise, all information in this prospectus supplement assumes the underwriters do not exercise their option to purchase up to 1,350,000 additional shares from us and certain of our stockholders, including our Chairman and Chief Executive Officer.

Risk Factors

        You should carefully read and consider the information set forth in "Risk Factors" and all other information set forth in this prospectus supplement before investing in our common stock.

Summary Consolidated Financial and Other Data

        The following summary historical financial information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus supplement. The "As Adjusted" column in the Balance Sheet Data gives effect to this offering as if it had occurred on March 31, 2006 and based on the estimated net proceeds as described under "Use of Proceeds."

	Year Ended December 31,				Three Months Ended March 31,
	2002	2003	2004	2005	2005	2006
					(Unaudited)
	(in thousands, except operating data)
Statement of Operations Data:
Net service revenue	$51,913	$59,422	$91,286	$135,213	$34,414	$34,447
Operating expenses:
Network operations (exclusive of equity-based compensation expense)	49,091	47,017	63,466	85,794	22,937	20,337
Equity-based compensation expense—cost of network operations	233	1,307	858	399	96	105
Selling, general, and administrative (exclusive of equity-based compensation expense)	33,495	26,570	40,382	41,344	10,296	10,785
Equity-based compensation expense—selling, general, and administrative	3,098	17,368	11,404	12,906	3,099	3,394
Terminated public offering costs	—	—	779	—	—	—
Restructuring charges	—	—	1,821	1,319	—	—
Gain on settlement of vendor litigation	(5,721)	—	—	—	—	—
Depreciation and amortization	33,990	48,387	56,645	55,600	13,680	14,144

Total operating expenses	114,186	140,649	175,355	197,362	50,108	48,765

Operating loss	(62,273)	(81,227)	(84,069)	(62,149)	(15,694)	(14,318)
Gains on debt and lease obligation restructurings	—	240,234	5,292	5,058	3,372	—
Settlement of noteholder litigation	(3,468)	—	—	—	—	—
Interest income (expense) and other, net	(34,545)	(18,264)	(10,883)	(10,427)	(2,651)	(2,123)

(Loss) income before extraordinary item	(100,286)	140,743	(89,660)	(67,518)	(14,973)	(16,441)
Extraordinary gain — Allied Riser merger	8,443	—	—	—	—	—

Net (loss) income	(91,843)	140,743	(89,660)	(67,518)	(14,973)	(16,441)
Beneficial conversion of preferred stock	—	(52,000)	(43,986)	—	—	—

Net (loss) income applicable to common stock	$(91,843)	$88,743	$(133,646)	$(67,518)	$(14,973)	$(16,441)

Other Financial Data:
Capital expenditures	$75,214	$24,016	$10,135	$17,342	$3,092	$4,662
Net cash used in operating activities	(41,567)	(27,357)	(26,425)	(9,062)	(6,622)	(1,591)
Net cash used in investing activities	(19,786)	(25,316)	(2,701)	(14,055)	(2,811)	(3,916)
Net cash provided by (used in) financing activities	51,694	20,562	34,486	39,824	13,211	(3,738)
	As of and for the Year Ended December 31,				As of and for the Three Months Ended March 31,
	2002	2003	2004	2005	2005	2006
Operating Data:
Percent of revenue on-net	31.9%	55.5%	63.4%	57.9%	52.9%	65.9%
Percent of revenue off-net	40.7%	26.4%	24.4%	33.0%	37.0%	26.5%
Percent of revenue non-core	27.4%	18.1%	12.2%	9.1%	10.1%	7.6%
On-net customer connections	881	1,649	2,838	4,657	3,245	5,267
On-net buildings	511	813	989	1,040	1,000	1,053
	March 31, 2006
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments—restricted	$21,241	$54,651
Working capital	11,055	44,465
Property and equipment, net	284,474	284,474
Total assets	333,118	366,528
Capital lease obligations	89,352	89,352
Long term notes payable (net of discount of $2,983)	7,208	7,208
Stockholders' equity	208,161	241,571

RISK FACTORS

        Investing in our common stock involves risk. You should carefully consider the specific risks set forth below and under the caption "Risk Factors" in any of our filings with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, incorporated by reference herein, before making an investment decision. For more information see "Where You Can Find More Information."

Risks Related to Our Business

If our operations do not produce positive cash flow to pay for our growth or meet our operating and financing obligations, and we are unable to otherwise raise additional capital to meet these needs, our ability to implement our business plan will be materially and adversely affected.

        Until we can generate positive cash flow from our operations, we will continue to rely on our cash reserves and, potentially, additional equity and debt financings to meet our cash needs. Our future capital requirements likely will increase if we acquire or invest in additional businesses, assets, services or technologies. We may also face unforeseen capital requirements for new technology required to remain competitive or to comply with new regulatory requirements, for unforeseen maintenance of our network and facilities, and for other unanticipated expenses associated with running our business. In addition, if we do not retain existing customer or add new customers, we may be required to raise additional funds through the issuance of debt or equity. We cannot assure you that we will have access to necessary capital, nor can we assure you that any such financing will be available on terms that are acceptable to our stockholders or us. If issuing equity securities raises additional funds, substantial dilution to existing stockholders may result.

We need to retain existing customers and continue to add new customers in order to become profitable and cash flow positive.

        In order to become profitable and cash flow positive, we need to both retain existing customers and continue to add a large number of new customers. The precise number of additional customers required to become profitable and cash flow positive is dependent on a number of factors, including the turnover of existing customers and the revenue mix among customers. We may not succeed in adding customers if our sales and marketing plan is unsuccessful. In addition, many of our target customers are existing businesses that are already purchasing Internet access services from one or more providers, often under a contractual commitment, and it has been our experience that such target customers are often reluctant to switch providers due to costs associated with switching providers.

We have historically incurred operating losses and these losses may continue for the foreseeable future.

        Since we initiated operations in 2000, we have generated operating losses and these losses may continue for the foreseeable future. In 2003, we had an operating loss of $81.2 million, in 2004 we had an operating loss of $84.1 million and in 2005 we had an operating loss of $62.1 million. We had an operating loss of $15.7 million for the three months ended March 31, 2005 compared to $14.3 million for the same period in 2006. As of March 31, 2006, we had an accumulated deficit of $227.6 million. Continued losses may prevent us from pursuing our strategies for growth or may require us to seek unplanned additional capital and could cause us to be unable to meet our debt service obligations, capital expenditure requirements or working capital needs.

We are experiencing rapid growth of our business and operations and we may not be able to efficiently manage our growth.

        We have rapidly grown our company through acquisitions of companies, assets and customers as well as implementation of our own network expansion and the acquisition of new customers through our own sales efforts. Our expansion places significant strains on our management, operational and financial infrastructure. Our ability to manage our growth will be particularly dependent upon our ability to:

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  expand, develop and retain an effective sales force and qualified personnel;

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  maintain the quality of our operations and our service offerings;

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  maintain and enhance our system of internal controls to ensure timely and accurate compliance with our regulatory reporting requirements; and

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  expand our accounting and operational information systems in order to support our growth.

        If we fail to implement these measures successfully, our ability to manage our growth will be impaired.

We may experience difficulties in implementing our business plan in Europe and may incur related unexpected costs.

        During the first quarter of 2004, we completed our acquisitions of Firstmark, the parent holding company of LambdaNet Communications France SAS, or LambdaNet France, and LambdaNet Communications Espana SA, or LambdaNet Spain, and have obtained the rights to certain dark fiber and other network assets that were once part of Carrier 1 International S.A. in Germany. Prior to these transactions, we had only minimal European operations. If we are not successful in developing our market presence in Europe, our operating results could be adversely affected.

We may experience delays and additional costs in expanding our on-net buildings.

        Currently, we plan to increase our carrier-neutral facilities and other on-net buildings from 1,053 at March 31, 2006 to approximately 1,100 at December 31, 2006. We may be unsuccessful at identifying appropriate buildings or negotiating favorable terms for acquiring access to such buildings, and consequently, may experience difficulty in adding customers to our network and fully using the network's capacity.

We may not successfully make or integrate acquisitions or enter into strategic alliances.

        As part of our growth strategy, we intend to pursue selected acquisitions and strategic alliances. To date, we have completed 13 acquisitions. We compete with other companies for acquisition opportunities and we cannot assure you that we will be able to effect future acquisitions or strategic alliances on commercially reasonable terms or at all. Even if we enter into these transactions, we may experience:

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  delays in realizing or a failure to realize the benefits we anticipate;

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  difficulties or higher-than-anticipated costs associated with integrating any acquired companies, products or services into our existing business;

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  attrition of key personnel from acquired businesses;

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  unexpected costs or charges; or

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  unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

        In the past, our acquisitions have often included assets, service offerings and financial obligations that are not compatible with our core business strategy. We have expended management attention and other resources to the divestiture of assets, modification of products and systems as well as restructuring financial obligations of acquired operations. In most acquisitions, we have been successful in renegotiating long-term agreements that we have acquired relating to long distance and local transport of data and IP traffic. If we are unable to satisfactorily renegotiate such agreements in the future or with respect to future acquisitions, we may be exposed to large claims for payment for services and facilities we do not need.

        Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our business, financial condition and results of operations. Because we have purchased financially distressed companies or their assets, and may continue to do so in the future, we have not had, and may not have, the opportunity to perform extensive due diligence or obtain contractual protections and indemnifications that are customarily provided in corporate acquisitions. As a result, we may face unexpected contingent liabilities arising from these acquisitions. We may also issue additional equity in connection with these transactions, which would dilute our existing shareholders.

        Revenues generated by the customer contracts that we have acquired have accounted for a substantial portion of our historical growth in net service revenue. However, following an acquisition, we have experienced a decline in revenue attributable to acquired customers as these customers' contracts have expired and they have entered into standard Cogent customer contracts at generally lower rates or have chosen not to renew service with us. We anticipate that we will experience similar declines with respect to customers we have acquired or will acquire.

We depend upon our key employees and may be unable to attract or retain sufficient qualified personnel.

        Our future performance depends upon the continued contribution of our executive management team and other key employees, in particular, our Chairman and Chief Executive Officer, Dave Schaeffer. As founder of our company, Mr. Schaeffer's knowledge of our business combined with his engineering background and industry experience makes him particularly well suited to lead our company.

Our connections to the Internet require us to establish and maintain relationships with other providers, which we may not be able to maintain.

        The Internet is composed of various public and private network providers who operate their own networks and interconnect them at public and private interconnection points. Our network is one such network. In order to obtain Internet connectivity for our network, we must establish and maintain relationships with other providers and incur the necessary capital costs to locate our equipment and connect our network at these various interconnection points.

        By entering into what are known as settlement-free peering arrangements, providers agree to exchange traffic between their respective networks without charging each other. Our ability to avoid the higher costs of acquiring dedicated network capacity and to maintain high network performance is dependent upon our ability to establish and maintain peering relationships. The terms and conditions of our peering relationships may also be subject to adverse changes, which we may not be able to control. For example, several network operators with large numbers of individual users are arguing that they should be able to charge or charge more to network operators and businesses that send traffic to those users. If we are not able to maintain or increase our peering relationships in all of our markets on favorable terms, we may not be able to provide our customers with high performance or affordable services, which could have a material adverse effect on our business. We have in the past encountered some disputes with certain of our providers regarding our peering arrangements, but we have generally been able to route our traffic through alternative peering arrangements, resolve such disputes, or terminate such peering arrangements with a minimal adverse impact on our business. In 2005, we had two such disputes that resulted in a temporary disruption of the exchange of traffic between our network and the network of the other carrier. We cannot assure you that we will be able to continue to establish and maintain relationships with providers or favorably resolve disputes with providers.

        We make some of these connections pursuant to agreements that make data transmission capacity available to us at negotiated rates. In some instances these agreements have minimum and maximum volume commitments. If we fail to meet the minimum, or exceed the maximum, volume commitments, our rates and costs may rise.

Our European and Canadian operations expose us to economic, regulatory and other risks.

        The nature of our European and Canadian business involves a number of risks, including:

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  fluctuations in currency exchange rates;

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  exposure to additional regulatory requirements, including import restrictions and controls, exchange controls, tariffs and other trade barriers;

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  difficulties in staffing and managing our foreign operations;

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  changes in political and economic conditions; and

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  exposure to additional and potentially adverse tax regimes.

        As we continue to expand our European and Canadian business, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks and grow our European and Canadian operations may have a material adverse effect on our business and results of operations.

Fluctuations in foreign exchange rates may adversely affect our financial position and results of operations.

        Our European and Canadian operations expose us to currency fluctuations and exchange rate risk. For example, while we record revenues and financial results from our European operations in euros, these results are reflected in our consolidated financial statements in U.S. dollars. Therefore, our reported results are exposed to fluctuations in the exchange rates between the U.S. dollar and the euro. In particular, we fund the euro-based operating expenses and associated cash flow requirements of our European operations, including IRU obligations, in U.S. dollars. Accordingly, in the event that the euro strengthens versus the dollar to a greater extent than we anticipate, the expenses and cash flow requirements associated with our European operations may be significantly higher in U.S.-dollar terms than planned.

Our business could suffer delays and problems due to the actions of network providers on whom we are partially dependent.

        Our off-net customers are connected to our network by means of communications lines that are provided as services by local telephone companies and others. We may experience problems with the installation, maintenance and pricing of these lines and other communications links, which could adversely affect our results of operations and our plans to add additional customers to our network using such services. We have historically experienced installation and maintenance delays when the network provider is devoting resources to other services, such as traditional telephony. We have also experienced pricing problems when a lack of alternatives allows a provider to charge high prices for services in an area. We attempt to reduce this problem by using many different providers so that we have alternatives for linking a customer to our network. Competition among the providers tends to improve installation, maintenance and pricing.

If the information systems that we depend on to support our customers, network operations, sales and billing do not perform as expected, our operations and our financial results may be adversely affected.

        We rely on complex information systems to operate our network and support our other business functions. Our ability to track sales leads, close sales opportunities, provision services and bill our customers for those services depends upon the effective integration of our various information systems. If our systems, individually or collectively, fail or do not perform as expected, our ability to process and provision orders, to make timely payments to vendors and to ensure that we collect revenue owed to us would be adversely affected. Such failures or delays could result in increased capital expenditures, customer and vendor dissatisfaction, loss of business or the inability to add new customers or additional services, all of which would adversely affect our business and results of operations.

Our business could suffer from an interruption of service from our fiber providers.

        The carriers from whom it has been obtained maintain our inter-city and intra-city dark fiber. If these carriers fail to maintain the fiber or disrupt our fiber connections for other reasons, such as business disputes with us and governmental takings, or us our ability to provide service in the affected markets or parts of markets would be impaired. While we have successfully mitigated the effects of prior service interruptions in the past, we may incur significant delays and costs in restoring service to our customers in connection with future service interruptions, and we may lose customers if delays are substantial.

Our business depends on license agreements with building owners and managers, which we could fail to obtain or maintain.

        Our business depends upon our in-building networks. Our in-building networks depend on access agreements with building owners or managers allowing us to install our in-building networks and provide our services in the buildings. These agreements typically have terms of five to ten years, with one or more renewal options. Any deterioration in our existing relationships with building owners or managers could harm our marketing efforts and could substantially reduce our potential customer base. We expect to enter into additional access agreements as part of our growth plan. Current federal and state regulations do not require building owners to make space available to us or to do so on terms that are reasonable or nondiscriminatory. While the FCC has adopted regulations that prohibit common carriers under its jurisdiction from entering into exclusive arrangements with owners of multi-tenant commercial office buildings, these regulations do not require building owners to offer us access to their buildings. Building owners or managers may decide not to permit us to install our networks in their buildings or may elect not to renew or amend our access agreements. The initial term of most of our access agreements will conclude in the next several years. Most of these agreements have one or more automatic renewal periods and others may be renewed at the option of the landlord. While we have historically been successful in renewing these agreements and no single building access agreement is material to our success, the failure to obtain or maintain a number of these agreements would reduce our revenue, and we might not recover our costs of procuring building access and installing our in-building networks.

We may not be able to obtain or construct additional building laterals to connect new buildings to our network.

        In order to connect a new building to our network we need to obtain or construct a lateral from our metropolitan network to the building. We may not be able to obtain fiber in an existing lateral at an attractive price from a provider and may not be able to construct our own lateral due to the cost of construction or municipal regulatory restrictions. Failure to obtain fiber in an existing lateral or to construct a new lateral could keep us from adding new buildings to our network and from increasing our revenues.

Impairment of our intellectual property rights and our alleged infringement on other companies' intellectual property rights could harm our business.

        We are aware of several other companies in our and other industries that use the word "Cogent" in their corporate names. One company has informed us that it believes our use of the name "Cogent" infringes on their intellectual property rights in that name. If such a challenge is successful, we could be required to change our name and lose the goodwill associated with the Cogent name in our markets.

The sector in which we operate is highly competitive, and we may not be able to compete effectively.

        We face significant competition from incumbent carriers, Internet service providers and facilities-based network operators. Relative to us, many of these providers have significantly greater financial resources, more well-established brand names, larger customer bases, and more diverse strategic plans and service offerings.

        Intense competition from these traditional and new communications companies has led to declining prices and margins for many communications services, and we expect this trend to continue as competition intensifies in the future. Decreasing prices for high-speed Internet services have somewhat diminished the competitive advantage that we have enjoyed as a result of our service pricing.

        Our competitors may also introduce new technology or services that make our services less attractive to potential customers. For example, some providers are introducing a new version of the Internet protocol (Ipv6) that we do not plan to introduce at this time. If this becomes important to Internet users, our ability to compete may be lessened.

We issue projected results and estimates for future periods from time to time, and such projections and estimates are subject to inherent uncertainties and may prove to be inaccurate.

        Financial information, results of operations and other projections that we may issue from time to time are based upon our assumptions and estimates. While we believe these assumptions and estimates to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. You should understand that certain unpredictable factors could cause our actual results to differ from our announced projections, which occurred on one occasion during 2005, and those differences may be material. No independent expert participates in the preparation of these estimates. These estimates should not be regarded as a representation by us as to our results of operations during such periods as there can be no assurance that any of these estimates will be realized. In light of the foregoing, we caution you not to place undue reliance on these estimates. These estimates constitute forward-looking statements.

Network failure or delays and errors in transmissions expose us to potential liability.

        Our network uses a collection of communications equipment, software, operating protocols and proprietary applications for the high-speed transportation of large quantities of data among multiple locations. Given the complexity of our network, it is possible that data will be lost or distorted. Delays in data delivery may cause significant losses to one or more customers using our network. Our network may also contain undetected design faults and software bugs that, despite our testing, may not be discovered in time to prevent harm to our network or to the data transmitted over it. The failure of any equipment or facility on the network could result in the interruption of customer service until we effect necessary repairs or install replacement equipment. Network failures, delays and errors could also result from natural disasters, power losses, security breaches, computer viruses, denial of service attacks and other natural or man-made events. Our off-net services are dependent on the network of other providers or on local telephone companies. Network failures, faults or errors could cause delays or service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business.

As an Internet access provider, we may incur liability for information disseminated through our network.

        The law relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks is unsettled. As the law in this area develops and as we expand our international operations, the potential imposition of liability upon us for information carried on and disseminated through our network could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or service offerings. Any costs that are incurred as a result of such measures or the imposition of liability could harm our business.

Legislation and government regulation could adversely affect us.

        As an enhanced service provider, we are not subject to substantial regulation by the FCC or the state public utilities commissions in the United States. Internet service is also subject to minimal regulation in Europe and in Canada. If we decide to offer traditional voice services or otherwise expand our service offerings to include services that would cause us to be deemed a common carrier, we will become subject to additional regulation. Additionally, if we offer voice service using IP (voice over IP) or offer certain other types of data services using IP, we may become subject to additional regulation. This regulation could impact our business because of the costs and time required to obtain necessary authorizations, the additional taxes than we may become subject to or may have to collect from our customers, the additional administrative costs of providing voice services and other costs. Even if we do not decide to offer additional services, governmental authorities may decide to impose additional regulation and taxes upon providers of Internet service. All of these could inhibit our ability to remain a low cost carrier.

        Much of the law related to the liability of Internet service providers remains unsettled. For example, many jurisdictions have adopted laws related to unsolicited commercial email or "spam" in the last several years. Other legal issues, such as the sharing of copyrighted information, transborder data flow, universal service and liability for software viruses could become subjects of additional legislation and legal development. We cannot predict the impact of these changes on us. Regulatory changes could have a material adverse effect on our business, financial condition or results of operations.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

        The September 11, 2001 terrorist attacks in the United States and the continued threat of terrorist activity and other acts of war or hostility have had, and may continue to have, an adverse effect on business, financial and general economic conditions internationally. Effects from these events and any future terrorist activity, including cyber terrorism, may, in turn, increase our costs due to the need to provide enhanced security, which would adversely affect our business and results of operations. These circumstances may also damage or destroy the Internet infrastructure and may adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our network access points. We are particularly vulnerable to acts of terrorism because our largest customer concentration is located in New York, our headquarters is in Washington, D.C. and we have significant operations in Paris and Madrid, cities that have historically been targets for terrorist attacks.

Risks Related to Our Common Stock and this Offering

You will incur immediate and substantial dilution.

        The public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 4,000,000 million shares of common stock by us, you will incur immediate dilution of approximately $4.03 in the net tangible book value per share.

After the offering, our affiliates will continue to hold a sufficient number of shares of our common stock to significantly influence all matters requiring a stockholder vote and, as a result, could prevent or delay any strategic transaction.

        After the offering, our executive officers, certain entities affiliated with members of our board of directors, our existing greater-than-five-percent stockholders and their affiliates will in the aggregate beneficially own approximately 42.6% of our common stock. The concentration of our stock ownership could have the effect of preventing or delaying a change of control, which in turn could negatively impact the market price of our common stock and prevent our stockholders from realizing a takeover premium over the market price for their shares of common stock.

Future sales of shares of our common stock by existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your shares of common stock at a time and at a price which you deem appropriate.

        As of March 31, 2006, there were 44,128,879 shares of our common stock outstanding. The 9,000,000 shares of common stock sold in this offering (10,350,000 shares if the underwriters fully exercise their option to purchase additional shares) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

        Following this offering, certain of our executive officers, directors and certain of our stockholders, will own approximately 20.5 million shares of our common stock. Each of these persons will be able to sell shares in the public market from time to time, subject to certain limitations on the timing, amount and method of those sales imposed by SEC regulations. Certain of these persons and the underwriters have agreed to a "lock-up" period, meaning that they may not sell any of their shares after the offering without the prior consent of Lehman Brothers Inc. and Bear, Stearns & Co. Inc., which is described under "Shares Eligible for Future Sale." These holders also have the right to cause us to register the sale of shares of common stock that they own and to include such shares in future registration statements relating to our securities. If these affiliates were to sell a large number of their shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by these affiliates might occur could also adversely affect the market price of our common stock.

        Although there is no present intention or arrangement to do so, all or any portion of the shares may be released from the restrictions in the lock-up agreements and those shares would then be available for resale in the market. Any release would be considered on a case-by-case basis.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

        We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

We may apply the net proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

        Our board and management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess how the proceeds will be used. The net proceeds may be used for corporate purposes that do not improve our operating results or market value, and you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Our reported financial results may be adversely affected by changes in U.S. GAAP.

        We prepare our financial statements in conformity with U.S. GAAP which is subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act relating to our operations that are based on current estimates, expectations and projections. Words such as "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," and "anticipates" are used to identify many of these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and assumptions that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic conditions or the factors described under "Risk Factors."

USE OF PROCEEDS

        We will receive net proceeds from this offering of approximately $33.4 million, after deducting underwriting discounts and estimated expenses (or approximately $36.4 million if the underwriters exercise in full their option to purchase additional shares). We intend to use the net proceeds to fund the expansion of our sales and marketing efforts, to connect additional buildings to our network and for general corporate purposes, which may include potential acquisitions of complementary businesses. We will receive no proceeds from the sale of shares by the selling stockholders.

COMMON STOCK PRICE RANGE

        Our common stock is currently traded on the Nasdaq National Market under the symbol "CCOI." Prior to February 5, 2002, no established public trading market for our common stock existed.

        The table below shows, for the quarters indicated, the reported high and low trading prices of our common stock on the American Stock Exchange and Nasdaq National Market. The trading prices presented below have been adjusted to give effect to our 1-for-20 reverse stock split that was effectuated in February, 2005.

	Year Ended December 31,
	2003		2004		2005		2006(1)
	High	Low	High	Low	High	Low	High	Low
First Quarter	$18.80	$8.00	$54.80	$22.00	$25.40	$8.11	$9.77	$5.13
Second Quarter	64.60	6.80	43.80	5.40	28.30	6.29	12.41	8.70
Third Quarter	47.80	16.00	8.00	4.60	8.37	4.56
Fourth Quarter	39.60	19.00	40.00	5.60	6.16	4.18

(1)
Represents high and low through June 1, 2006.

        The last reported sale price of our common stock on the Nasdaq National Market on June 1, 2006 was $9.30 per share.

DIVIDEND POLICY

        We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and short-term investments and our consolidated capitalization as of March 31, 2006:

  •
  on an actual basis; and

  •
  on an as adjusted basis, to give effect to the receipt of the net proceeds of this offering as described in "Use of Proceeds" as if it had occurred on March 31, 2006.

        You should read this table in conjunction with our consolidated financial statements, the related notes and the discussion under "Use of Proceeds" included elsewhere in this prospectus supplement.

	As of March 31, 2006
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments—$630 restricted	$21,241	$54,651

Debt (including current maturities):
Capital lease obligations	89,352	89,352
Convertible Subordinated Notes (net of discount of $2,983)	7,208	7,208

Total debt	96,560	96,560

Stockholders' equity:
Common stock, par value $0.001 per share; 75,000,000 shares authorized; 44,128,879 shares outstanding; 48,128,879 outstanding as adjusted	44	48
Additional paid-in capital	434,318	467,724
Stock purchase warrants	764	764
Accumulated other comprehensive income	768	768
Treasury stock, 61,462 shares	(90)	(90)
Accumulated deficit	(227,643)	(227,643)

Total stockholders' equity	208,161	241,571

Total capitalization	$304,721	$338,131

The tables and calculations above exclude:

  •
  options to acquire 1,224,808 shares of common stock at a weighted-average exercise price of $2.73 per share;

  •
  537,058 shares of our common stock available for issuance as restricted stock grants or as stock options;

  •
  5,189 shares of common stock issuable upon exercise of outstanding common stock warrants; and

  •
  1,066 shares of our common stock issuable upon conversion of our Convertible Subordinated Notes.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after this offering. The net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock outstanding at that date.

        Our net tangible book value as of March 31, 2006 was $206.0 million, or $4.67 per share. After giving effect to the receipt of approximately $33.4 million of estimated net proceeds from our sale of 4,000,000 million shares of common stock in this offering, our as adjusted net tangible book value as of March 31, 2006 would have been approximately $239.4 million, or $4.97 per share. This represents an immediate increase in net tangible book value of $0.30 per share to existing shareholders and an immediate dilution of $4.03 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Offering price per share		$9.00
Net tangible book value before the offering	$4.67
Increase per share attributable to investors in the offering	0.30
As adjusted net tangible book value after the offering		4.97

Dilution per share to new investors		$4.03

        The following table summarizes as of March 31, 2006:

  •
  the total number of shares of common stock purchased from us;

  •
  the total consideration paid to us; and

  •
  the average price per share paid by our stockholders prior to this offering and by those purchasing shares in this offering.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share amounts)
Pre-offering stockholders	44,128,879	91.7%	$364,296	91.0%	$8.26
Investors in the offering	4,000,000	8.3%	36,000	9.0%	9.00

Total	48,128,879	100.0%	400,296	100.0%	8.32

The tables and calculations above exclude:

  •
  options to acquire 1,224,808 shares of common stock at a weighted-average exercise price of $2.73 per share;

  •
  537,058 shares of our common stock available for issuance as restricted stock grants or as stock options;

  •
  5,189 shares of common stock issuable upon exercise of outstanding common stock warrants; and

  •
  1,066 shares of our common stock issuable upon conversion of our Convertible Subordinated Notes.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected historical consolidated financial data for the periods indicated. We derived our consolidated statement of operations data presented below for the years ended December 31, 2002, 2003, 2004 and 2005, and our balance sheet data as of December 31, 2002, 2003, 2004 and 2005 from our consolidated financial statements. We derived our consolidated statement of operations data presented below for the year ended December 31, 2001 and our balance sheet data as of December 31, 2001 from our consolidated financial statements, which were audited by Arthur Andersen LLP, our independent auditor during that period. We derived the selected financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus supplement. In our opinion, the unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods presented.

	Years Ended December 31,					Three Months March 31,
	2001	2002	2003	2004	2005	2005	2006
	(dollars in thousands except per share amounts)					(unaudited)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Service revenue, net	$3,018	$51,913	$59,422	$91,286	$135,213	$34,414	$34,447
Operating expenses:
Network operations (exclusive of equity-based compensation expense)	19,990	49,091	47,017	63,466	85,794	22,937	20,337
Equity-based compensation expense—cost of network operations	307	233	1,307	858	399	96	105
Selling, general, and administrative (exclusive of equity-based compensation expense)	27,322	33,495	26,570	40,382	41,344	10,296	10,785
Equity-based compensation expense—SG&A	2,958	3,098	17,368	11,404	12,906	3,099	3,394
Gain on settlement of vendor litigation	—	(5,721)	—	—	—	—	—
Terminated public offering costs	—	—	—	779	—	—	—
Restructuring charges	—	—	—	1,821	1,319	—	—
Depreciation and amortization	13,535	33,990	48,387	56,645	55,600	13,680	14,144

Total operating expenses	64,112	114,186	140,649	175,355	197,362	50,108	48,765

Operating loss	(61,094)	(62,273)	(81,227)	(84,069)	(62,149)	(15,694)	(14,318)
Settlement of note holder litigation	—	(3,468)	—	—	—	—	—
Gains—lease obligation restructurings	—	—	—	5,292	844	—	—
Gain—Allied Riser note exchange	—	—	24,802	—	—	—	—
Gains—Cisco credit facility	—	—	215,432	—	842	—	—
Gain—dispositions of assets	—	—	—	—	3,372	3,372	—
Interest expense and other, net	(5,819)	(34,545)	(18,264)	(10,883)	(10,427)	(2,651)	(2,123)

(Loss) income before extraordinary gain	(66,913)	(100,286)	140,743	(89,660)	(67,518)	(14,973)	(16,441)
Extraordinary gain—Allied Riser merger	—	8,443	—	—	—	—	—

Net (loss) income	(66,913)	(91,843)	140,743	(89,660)	(67,518)	(14,973)	(16,441)
Beneficial conversion charges	(24,168)	—	(52,000)	(43,986)	—	—	—

Net (loss) income applicable to common shareholders	$(91,081)	$(91,843)	$88,743	$(133,646)	$(67,518)	$(14,973)	$(16,441)

Net (loss) income per common share available to common shareholders—basic	$(1,295.60)	$(564.45)	$11.18	$(175.03)	$(1.96)	$(0.96)	$(0.38)

Net (loss) income per common share available common shareholders—diluted	$(1,295.60)	$(564.45)	$11.18	$(175.03)	$(1.96)	$(0.96)	$(0.38)

Weighted-average common shares—basic	70,300	162,712	7,935,831	763,540	34,439,937	15,610,722	43,841,837

Weighted-average common shares—diluted	70,300	162,712	7,938,898	763,540	34,439,937	15,610,722	43,841,837

CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents	$49,017	$39,314	$7,875	$13,844	$29,883	$17,312	$20,611
Total assets	319,769	407,677	344,440	378,586	351,373	374,287	333,118
Long-term debt (including capital leases and current portion) (net of unamortized discount of $78,140 in 2002, $6,084 in 2003, $5,026 in 2004, $3,478 in 2005, $4,688 at March 31, 2005 and $2,983 at March 31, 2006)	202,740	347,930	83,702	126,382	99,105	141,033	96,560
Preferred stock	177,246	175,246	97,681	139,825	—	—	—
Stockholders' equity	110,214	32,626	244,754	212,490	221,001	200,307	208,161
OTHER OPERATING DATA:
Net cash used in operating activities	(46,786)	(41,567)	(27,357)	(26,425)	(9,062)	(6,622)	(1,591)
Net cash used in investing activities	(131,652)	(19,786)	(25,316)	(2,701)	(14,055)	(2,811)	(3,916)
Net cash provided by (used in) financing activities	161,862	51,694	20,562	34,486	39,824	13,211	(3,738)

        All share and per-share data in the table above reflects the 1-for-20 reverse stock split that occurred in March 2005. In February 2005, all of our preferred stock was converted into common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with "Selected Consolidated Financial and Other Data" and our consolidated financial statements and related notes included in this prospectus supplement. The discussion in this prospectus supplement contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus supplement should be read as applying to all related forward-looking statements wherever they appear in this prospectus supplement. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere. You should read "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

General Overview

        We are a leading facilities-based provider of low-cost, high-speed Internet access and IP communications services. Our network is specifically designed and optimized to transmit data using IP. IP networks are significantly less expensive to operate and are able to achieve higher performance levels than the traditional circuit-switched networks used by our competitors, thus giving us cost and performance advantages in our industry. We deliver our services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through approximately 10,000 customer connections in North America and Western Europe. Our primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. We offer this on-net service exclusively through our own facilities, which run all the way to our customers' premises.

        Our network is comprised of in-building riser facilities, metropolitan optical fiber networks, metropolitan traffic aggregation points and inter-city transport facilities. The network is physically connected entirely through our facilities to 1,053 buildings in which we provide our on-net services, including over 820 multi-tenant office buildings. We also provide on-net services in carrier-neutral colocation facilities, data centers and single-tenant office buildings. Because of our integrated network architecture, we are not dependent on local telephone companies to serve our on-net customers. We emphasize the sale of on-net services because we believe we have a competitive advantage in providing these services and our sales of these services generate higher gross profit margins.

        We also provide Internet connectivity to customers that are not located in buildings directly connected to our network. We serve these off-net customers using other carriers' facilities to provide the last mile portion of the link from our customers' premises to our network. We also provide certain non-core services which are legacy services which we acquired and continue to support but do not actively sell.

        We believe our key opportunity is provided by our high-capacity network, which provides us with the ability to add a significant number of customers to our network with minimal incremental costs. Our focus is to add customers to our network in a way that maximizes its use and at the same time provides us with a customer mix that produces strong profit margins. We are responding to this opportunity by increasing our sales and marketing efforts including increasing our number of sales representatives. In addition, we may add customers to our network through strategic acquisitions.

        We plan to expand our network to locations that can be economically integrated and represent significant concentrations of Internet traffic. We may identify locations that we desire to serve with our on-net product but cannot be cost effectively added to our network. One of our keys to developing a profitable business will be to carefully match the expense of extending our network to reach new customers with the revenue generated by those customers.

        We believe the two most important trends in our industry are the continued growth in Internet traffic and a decline in Internet access prices. As Internet traffic continues to grow and prices per unit of traffic continue to decline, we believe our ability to load our network and gain market share from less efficient network operators will expand. However, continued erosion in Internet access prices will likely have a negative impact on the rate at which we can increase our revenues and our profit margins.

        We have grown our net service revenue from $59.4 million for the year ended December 31, 2003 to $135.2 million for the year ended December 31, 2005. Our net service revenue was $34.4 million for both the three month periods ended March 31, 2005 and March 31, 2006. We have generated our revenue growth through the strategic acquisitions of communications network assets and customers, primarily from financially distressed companies, the continued expansion of our network of on-net buildings and the increase in customers generated by our sales and marketing efforts.

        Our on-net service consists of high-speed Internet access and IP connectivity ranging from 0.5 Megabits per second to 10 Gigabits per second of bandwidth. We offer our on-net services to customers located in buildings that are physically connected to our network. Off-net services are sold to businesses that are connected to our network primarily by means of T1, T3, E1 and E3 lines obtained from other carriers. Our non-core services, which consist of legacy services of companies whose assets or businesses we have acquired, include managed modem services, email, retail dial-up Internet access, shared web hosting, managed web hosting, managed security, voice services (only provided in Toronto, Canada), point to point private line services, and services that were provided to LambdaNet Germany under a network sharing arrangement as discussed below. We do not actively market these non-core services and expect the net service revenue associated with them to continue to decline.

        Our on-net, off-net and non-core services comprised 63.5%, 24.4% and 12.1% of our net service revenue, respectively, for the year ended December 31, 2004, 57.9%, 33.0% and 9.1%, respectively, for the year ended December 31, 2005, 52.9%, 37.0% and 10.1%, respectively, for the three months ended March 31, 2005 and 65.9%, 26.5% and 7.6%, respectively, for the same period in 2006. While we target our sales and marketing efforts at increasing on-net customers, customers we add through acquisitions will also affect the mix of on-net and off-net revenues. For example, off-net service revenue increased as a percentage of total revenue in 2005 as compared to 2004 due to the inclusion of a full year of revenue from customers we added through our December 2004 acquisition of the off-net Internet access customers of Verio, Inc. We expect the percentage of on-net revenues to continue to increase as a percentage of total revenues in 2006.

        We have grown our gross profit from $12.4 million for the year ended December 31, 2003 to $49.4 million for the year ended December 31, 2005 and from $11.5 million for the three months ended March 31, 2005 to $14.1 million for the same period in March 31, 2006. Our gross profit margin has expanded from 20.9% in 2003 to 36.5% for the year ended December 31, 2005 and from 33.3% for the three months ended March 31, 2005 to 41.0% for the same period in 2006. We determine gross profit by subtracting network operation expenses (excluding equity-based compensation expense) from our net service revenue. Equity-based compensation expense classified as cost of network services was $1.3 million, $0.9 million and $0.4 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $0.1 million and $0.1 million for the three months ended March 31, 2005 and 2006, respectively. We believe that our gross profit will benefit and continue to expand as we are allocating the majority of our sales resources toward obtaining additional on-net customers and as sales of these services generate higher gross profit margins than our off-net and non-core services. We believe that as we add on-net customers we incur limited incremental expenses. We have not allocated depreciation and amortization expense to our network operations expense.

        Due to our strategic acquisitions of network assets and equipment, we believe we are positioned to grow our revenue base and profitability without significant additional capital investments. We continue to deploy network equipment to other parts of our network to maximize the utilization of our assets.

As a result, our future capital expenditures will be based primarily on our planned addition of on-net buildings and the concentration and growth of our customer base. We expect our capital expenditure rate in 2006 to be similar to the rate we experienced for 2005. We plan to increase our number of on-net buildings to approximately 1,100 by December 31, 2006 from 1,053 at March 31, 2006.

        Historically, our operating expenses have exceeded our net service revenue resulting in operating losses of $81.2 million, $84.1 million and $62.1 million in 2003, 2004 and 2005, respectively, and $15.7 million and $14.3 million for the first three months ended March 31, 2005 and 2006, respectively. In each of these periods, our operating expenses consisted primarily of the following:

  •
  Network operations expenses which consist primarily of the cost of leased circuits, sites and facilities; telecommunications license agreements, network maintenance expenses, and salaries of, and expenses related to, employees who are directly involved with maintenance and operation of our network.

  •
  Selling, general and administrative expenses which consist primarily of salaries, commissions and related benefits paid to our employees and related selling and administrative costs including professional fees and bad debt expenses.

  •
  Depreciation and amortization expenses which result from the depreciation of our property and equipment, including the assets associated with our network and the amortization of our intangible assets.

  •
  Restructuring charges that resulted from the termination of our Paris office lease.

  •
  Equity-based compensation expense that results from the grants of stock options and restricted stock.

Acquisitions

        Since our inception, we have consummated 13 acquisitions through which we have generated revenue growth, expanded our network and customer base and added strategic assets to our business. We have accomplished this primarily by acquiring financially distressed companies or their assets at a significant discount to their original cost. The overall impact of these acquisitions on the operation of our business has been to extend the physical reach of our network in both North America and Western Europe, expand the breadth of our service offerings, and increase the number of customers to whom we provide our services. The overall impact of these acquisitions on our balance sheet and cash flows has been to significantly increase the assets on our balance sheet, including cash in the case of the Allied Riser merger, increase our indebtedness and increase our cash flows from operations due to our increased customer base. A substantial portion of our historical growth in net service revenue and specifically off-net and non-core revenues has been generated by the customer contracts we have acquired. Following an acquisition, we have historically experienced a decline in revenue attributable to acquired customers as these customers' contracts have expired and they have entered into standard Cogent customer contracts at generally lower rates or have chosen not to renew service with us. We anticipate that we will experience similar declines with respect to customers we have acquired or will acquire.

Acquisition of Verio

        In December 2004, we acquired most of the off-net Internet access customers of Verio Inc., a leading global IP provider and subsidiary of NTT Communications Corp. The acquired assets included over 3,700 primarily off-net customer connections located in 23 of our U.S. markets, customer accounts receivable and certain network equipment. We also assumed the liabilities associated with providing services to these customers including vendor relationships, accounts payable, and accrued liabilities.

Acquisition of Aleron

        In October 2004, we acquired certain assets of Aleron Broadband Services, formally known as AGIS Internet, and $18.5 million in cash, in exchange for 3,700 shares of our Series M participating preferred stock, which converted into approximately 5.7 million shares of our common stock in February 2005. We acquired Aleron's customer base and network, as well as Aleron's Internet access and managed modem services.

Acquisition of Global Access

        In September 2004, we acquired the majority of the assets of Global Access Telecommunications, Inc. in exchange for 185 shares of our Series L participating preferred stock. The Series L participating preferred stock issued in the transaction converted into approximately 0.3 million shares of our common stock in February 2005. Global Access provided Internet access and other data services in Germany. We acquired over 350 customer connections in Germany as a result of the acquisition.

Acquisition of UFO

        In August 2004, we acquired certain assets of Unlimited Fiber Optics, Inc., or UFO, for 2,600 shares of our Series K participating preferred stock. The Series K participating preferred stock issued in the merger converted into approximately 0.8 million shares of our common stock in February 2005. Among these assets were UFO's customer base, which was comprised of data service customers located in San Francisco and Los Angeles. The acquired assets also included net cash of approximately $1.9 million and customer accounts receivable.

Acquisition of European Network

        In 2004 we expanded our operations into Europe through a series of acquisitions in which we acquired customers and extended our network, primarily in France, Spain, and Germany.

        In September 2003, we began exploring the possibility of acquiring LNG Holdings SA, or LNG, an operator of a European telecommunications network that was on the verge of insolvency. We determined that an acquisition of LNG in whole was not advisable at that time; however, the private equity funds that owned LNG refused to consider a transaction in which we would acquire only parts of the network. In order to prevent LNG from liquidating and to preserve our ability to structure an acceptable acquisition, in November 2003, our Chief Executive Officer formed a corporation that acquired a 90% interest in LNG in return for a commitment to cause at least $2 million to be invested in LNG's subsidiary LambdaNet France and an indemnification of LNG's selling stockholders by us and the acquiring corporation. In November 2003, we reached an agreement with investment funds associated with BNP Paribas and certain of our existing investors regarding the acquisition of the LNG networks in France, Spain and Germany.

        We completed the first step of the European network acquisition in January 2004. The investors funded a corporation that they controlled with $2.5 million and acquired Firstmark Communications Participation S.à r.l., now named Cogent Europe S.à r.l., from LNG for one euro. Cogent Europe S.à r.l., or Cogent Europe, is the parent holding company of LambdaNet France, now named Cogent France, and LambdaNet Spain, now named Cogent Spain and our other European subsidiaries. As consideration, the investors, through the corporation they controlled, entered into a commitment to use reasonable efforts to cause LNG to be released from a guarantee of certain obligations of LambdaNet France and a commitment to fund LambdaNet France with $2.0 million. That corporation was then merged into one of our subsidiaries in a transaction in which the investors received 2,575 shares of Series I participating preferred stock that converted into approximately 0.8 million shares of our common stock in February 2005.

        The planned second step of the transaction was the acquisition of the German network of LNG. We attempted to structure an acceptable acquisition that would have entailed using $19.5 million allocated by the investors to restructure the existing bank debt of LambdaNet Germany; however, we subsequently concluded that it was unlikely that we could structure an acceptable acquisition of LambdaNet Germany and we began to seek an alternative German network acquisition in order to complete the European portion of our network and meet the conditions required to cause the investors to fund $19.5 million.

        In March 2004, we identified network assets in Germany formerly operated as part of the Carrier 1 network as an attractive acquisition opportunity. Pursuant to the November commitment, the investors funded a newly formed Delaware corporation with $19.5 million, and the corporation through a German subsidiary acquired the rights to certain assets of the Carrier 1 network in return for $2.7 million. That corporation then was merged into one of our subsidiaries, Cogent Germany, in a transaction in which the investors received shares of our Series J participating preferred stock that converted into approximately 6.0 million shares of our common stock in February 2005.

Acquisition of FNSI

        In February 2003, we acquired the assets of Fiber Network Services, Inc., or FNSI, an Internet service provider in the Midwestern United States, in exchange for options to purchase 6,000 shares of our common stock and the assumption of certain of FNSI's liabilities. With the acquisition of FNSI assets we expanded our off-net services.

Acquisition of PSINet

        In April 2002, we purchased the principal U.S. assets of PSINet, Inc. out of bankruptcy in exchange for $9.5 million and the assumption of certain liabilities. With the acquisition of PSINet assets we began to offer our off-net service and acquired significant non-core services.

Allied Riser Merger

        In February 2002, we acquired Allied Riser Communications Corporation, a facilities-based provider of broadband data, video and voice communications services to small and medium-sized businesses in the United States and Canada in exchange for the issuance of approximately 0.1 million shares of our common stock. As a result of the merger, Allied Riser became a wholly owned subsidiary. In connection with the merger, we became co-obligor under Allied Riser's 7 1/2% Convertible Subordinated Notes which are due in June 2007. The aggregate principal amount of these notes is $10.2 million.

Results of Operations

        Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our net service revenues and cash flows. These key performance indicators include:

  •
  net service revenues, which are an indicator of our overall business growth and the success of our sales and marketing efforts;

  •
  gross profit, which is an indicator of both our service offering mix, competitive pricing pressures and the cost of our network operations;

  •
  growth in our on-net customer base, which is an indicator of the success of our on-net focused sales efforts;

  •
  growth in our on-net buildings; and

  •
  distribution of revenue across our service offerings.

Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2006

        The following summary table presents a comparison of our results of operations for the three months ended March 31, 2005 and 2006 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Three months ended March 31,
			Percent Change
	2005	2006
	(in thousands)
Net service revenue	$34,414	$34,447	0.1%
Network operations expenses (1)	22,937	20,337	(11.3)%
Gross profit (2)	11,477	14,110	22.9%
Selling, general, and administrative expenses (3)	10,296	10,785	4.7%
Depreciation and amortization expenses	13,680	14,144	3.4%
Gains — asset sales	3,372	—	100.0%
Net loss	(14,973)	(16,441)	9.8%

(1)
Excludes equity-based compensation expenses of $96 and $105 in the three months ended March 31, 2005 and 2006, respectively, which if included would have resulted in a period-to-period change of (11.2)%.

(2)
Excludes equity-based compensation expenses of $96 and $105 in the three months ended March 31, 2005 and 2006, respectively, which if included would have resulted in a period-to-period change of 23.1%.

(3)
Excludes equity-based compensation expenses of $3,099 and $3,394 in the three months ended March 31, 2005 and 2006, respectively, which if included would have resulted in a period-to-period change of 5.9%.

        Net Service Revenue.    Our net service revenue was $34.4 million for both the three month periods ended March 31, 2005 and March 31, 2006. For the three months ended March 31, 2005 and 2006, on-net, off-net and non-core revenues represented 52.9%, 37.0% and 10.1% and 65.9%, 26.5% and 7.6% of our net service revenues, respectively.

        Our on-net revenues increased 24.6% from $18.2 million for the three months ended March 31, 2005 to $22.7 million for the three months ended March 31, 2006. Our on-net revenues increased as we increased the number of our on-net customer connections from approximately 3,200 at March 31, 2005 to approximately 5,300 at March 31, 2006. On-net customer connections increased at a greater rate than on-net revenues due to a decline in the price per on-net customer connection. This decline is partly attributed to a shift in the customer connection mix and our increased sales force focusing their efforts toward a greater percentage of customers who purchase lower bandwidth connections, which we expect to continue. We believe that our on-net revenues as a percentage of total revenues will continue to increase as we are allocating the majority of our sales and marketing resources toward obtaining additional on-net customers. Our off-net revenues decreased 28.5% from $12.7 million for the three months ended March 31, 2005 to $9.1 million for the three months ended March 31, 2006 primarily because our December 2004 acquisition of off-net customers from Verio resulted in a substantial increase in the number of our off-net customers during the first quarter of 2005. Many of these acquired customers have either cancelled service or re-priced their contracts at lower rates. Our off-net customer connections declined from approximately 4,500 at March 31, 2005 to approximately 3,600 at March 31, 2006. We expect that the net loss of off-net customer connections will continue. Our non-core revenues decreased 23.5% from $3.5 million for the three months ended March 31, 2005 to $2.6 million for the three months ending March 31, 2005. The number of our non-core customer connections declined from approximately 1,700 at March 31, 2005 to approximately 1,200 at March 31,

2006. We do not actively market these acquired non-core services and expect that the net service revenue associated with them will continue to decline.

        Network Operations Expenses.    Our network operations expenses, excluding equity-based compensation expense, decreased 11.3% from $22.9 million for the three months ended March 31, 2005 to $20.3 million for the three months ended March 31, 2006. The decrease is primarily attributable to a decline in leased circuit costs related to the decline in off-net revenues. We provide Internet connectivity to our off-net customers using other carriers' facilities to provide the last mile portion of the link from our customers' premises to our network and incur leased circuit costs to provide these services.

        Gross Profit.    Our gross profit, excluding equity-based compensation expense, increased 22.9% from $11.5 million for the three months ended March 31, 2005 to $14.1 million for the three months ended March 31, 2006. We determine gross profit by subtracting network operation expenses (excluding equity-based compensation expense) from our net service revenue and do not allocate depreciation and amortization expense to our network operations expense. The increase is primarily attributed to the increase in higher gross margin on-net revenues as a percentage of net service revenue. Our gross profit margin expanded from 33.3% for the three months ended March 31, 2005 to 41.0% for the three months ended March 31, 2006. Our gross profit has benefited from the limited incremental expenses associated with providing service to an increasing number of on-net customers and the decline in off-net revenues which carry a lower gross margin due to the associated leased circuit required to provide this service. Our gross profit margin may be impacted by the timing and amounts of disputed circuit costs. We generally record these disputed amounts when billed by the vendor and reverse these amounts when the vendor credit has been received or the dispute has been otherwise resolved. We believe that our gross profit margin will continue to increase as we are allocating the majority of our sales and marketing resources toward obtaining additional on-net customers and as sales of these services generate higher gross profit margins than our off-net and non-core services.

        Selling, General, and Administrative Expenses.    Our SG&A expenses, excluding equity-based compensation expense, increased 4.7% from $10.3 million for the three months ended March 31, 2005 to $10.8 million for the three months ended March 31, 2006. SG&A expenses increased primarily from the increase in salaries and related costs required to support our expanding sales and marketing efforts partly offset by a decline in bad debt expenses and a refund of approximately $0.4 million related to a legal settlement.

        Equity-based Compensation Expense.    Equity-based compensation expense is related to restricted stock and stock options. The total equity-based compensation expense increased from $3.2 million for the three months ended March 31, 2005 to $3.5 million for the three months ending March 31, 2006. The increase is primarily attributed to grants of additional restricted stock and $0.1 million in compensation costs associated with the adoption of Statement No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)") on January 1, 2006 using the modified-prospective-transition method. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based upon their fair values. We previously disclosed the impact of valuing grants of stock options in a pro forma footnote to our financial statements. Under SFAS 123(R) this alternative is no longer available. As of March 31, 2006, there was approximately $8.0 million of total unrecognized compensation cost related to nonvested equity-based compensation awards. That cost is expected to be recognized over a weighted average period of approximately thirteen months.

        Depreciation and Amortization Expenses.    Our depreciation and amortization expense increased 3.4% from $13.7 million for the three months ended March 31, 2005 to $14.1 million for the three months ended March 31, 2006 due to an increase in deployed fixed assets.

        Gain—Asset Sales.    In March 2005, we sold our building and land located in Lyon, France for net proceeds of $5.1 million. This transaction resulted in a gain of approximately $3.8 million recorded in the three months ended March 31, 2005.

        Net Loss.    Our net loss was $15.0 million for the three months ended March 31, 2005 as compared to a net loss of $16.4 million for the three months ended March 31, 2006. Our net loss increased by $1.4 million primarily since the $2.6 million increase in our gross margin was more than offset by the $3.8 million gain related to the building sale recorded in the three months ended March 31, 2005.

        Buildings On-net.    As of March 31, 2005 and 2006, we had a total of 999 and 1,053 on-net buildings connected to our network, respectively.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2005

        The following summary table presents a comparison of our results of operations for the year ended December 31, 2004 and 2005 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Year Ended December 31,
			Percent Change
	2004	2005
	(in thousands)
Net service revenue	$91,286	$135,213	48.1%
Network operations expenses(1)	63,466	85,794	35.2%
Gross profit(2)	27,820	49,419	77.6%
Selling, general, and administrative expenses(3)	40,382	41,344	2.4%
Restructuring charges	1,821	1,319	(27.6)%
Terminated public offering costs	779	—	—
Depreciation and amortization expenses	56,645	55,600	(1.8)%
Gains—lease obligations, asset sales and debt restructurings	5,292	5,058	(4.4)%
Net loss	(89,660)	(67,518)	(24.7)%

(1)
Excludes equity-based compensation expense of $858 and $399 in the years ended December 31, 2004 and 2005, respectively, which if included would have resulted in a period-to-period change of 34.0%.

(2)
Excludes equity-based compensation expense of $858 and $399 in the years ended December 31, 2004 and 2005, respectively, which if included would have resulted in a period-to-period change of 81.8%.

(3)
Excludes equity-based compensation expense of $11,404 and $12,906 in the years ended December 31, 2004 and 2005, respectively, which if included would have resulted in a period-to-period change of 4.8%.

        Net Service Revenue.    Our net service revenue increased 48.1% from $91.3 million for the year ended December 31, 2004 to $135.2 million for the year ended December 31, 2005. For the years ended December 31, 2004 and 2005, on-net, off-net and non-core revenues represented 63.5%, 24.4% and 12.1% and 57.9%, 33.0% and 9.1% of our net service revenues, respectively. Off-net service revenue increased as a percentage of total revenue in 2005 as compared to 2004 primarily due to the inclusion of a full year of revenue from customers we added through our December 2004 acquisition of the off-net Internet access customers of Verio.

        Our on-net revenues increased 35.2% from $57.9 million for the year ended December 31, 2004 to $78.3 million for the year ended December 31, 2005. Our on-net revenues increased as we increased the number of our on-net customer connections from approximately 2,800 at December 31, 2004 to approximately 4,700 at December 31, 2005. Notwithstanding the increase in on-net revenues, the percentage of on-net revenues of total revenues decreased from 2004 to 2005 due to the increase in off-net revenues from the acquisition of the off-net Internet access customers of Verio. We believe that our on-net revenues as a percentage of total revenues will increase as we are allocating the majority of our sales resources toward obtaining additional on-net customers. Our off-net revenues increased 100.4% from $22.3 million for the year ended December 31, 2004 to $44.6 million for the year ended December 31, 2005. Our off-net revenues increased as we increased the number of our off-net customer connections during 2005 primarily from the December 2004 Verio acquisition. Due primarily to the churn of these acquired customers during 2005, however, our off-net customer connections declined from approximately 4,500 at December 31, 2004 to approximately 4,000 at December 31, 2005. We expect that this loss of our off-net customer connections will continue. Our non-core revenues increased 10.6% from $11.1 million for the year ended December 31, 2004 to $12.3 million for the year ending December 31, 2005. Our non-core revenues increased as we added non-core managed modem customer connections from our October 2004 Aleron acquisition and certain non-core Verio customers in that December 2004 acquisition. The number of our non-core customer connections declined from approximately 1,790 at December 31, 2004 to approximately 1,300 at December 31, 2005. We do not actively market these acquired non-core services and expect that the net service revenue associated with them will decline.

        Our net service revenue related to our acquisitions is included in our statements of operations from the acquisition dates. Acquired net service revenues from our UFO, Global Access, Aleron and Verio acquisitions, which occurred in August 2004, September 2004, October 2004 and December 2004, respectively, totaled $6.9 million for the year ended December 31, 2004 and $35.5 million for the year ended December 31, 2005, respectively. This increase is primarily due to the $21.7 million increase in acquired revenues from the December 2004 Verio acquisition. Approximately $2.0 million of our non-core Cogent Europe net service revenue during 2004 was derived from network sharing services rendered to LambdaNet Communications Deutschland AG, or LambdaNet Germany. LambdaNet Germany was majority-owned by LNG Holdings until April 2004 when it was sold to an unrelated third party. In the first quarter of 2005, this network sharing arrangement was terminated and there was no such revenue in 2005.

        Network Operations Expenses.    Our network operations expenses, excluding equity-based compensation expense, increased 35.2% from $63.5 million for the year ended December 31, 2004 to $85.8 million for the year ended December 31, 2005. The increase is primarily attributable to leased circuits and facilities costs incurred in connection with our 2004 acquisitions. We provide Internet connectivity to the acquired customers that are not located in buildings directly connected to our network. As a result we serve these off-net customers using other carriers' facilities to provide the last mile portion of the link from our customers' premises to our network and incur leased circuit costs to provide these services. Additionally, for the year ended December 31, 2004, Cogent Europe recorded $1.8 million of costs associated with using the LambdaNet Germany network. In 2005, this network sharing arrangement was terminated and there were no such costs in 2005.

        Gross profit.    Our gross profit, excluding equity-based compensation expense, increased 77.6% from $27.8 million for the year ended December 31, 2004 to $49.4 million for the year ended December 31, 2005. The $21.6 million increase is primarily attributed to our increase in net service revenue. Our gross profit margin expanded from 30.5% in 2004 to 36.5% for the year ended December 31, 2005. We determine gross profit by subtracting network operation expenses (excluding equity-based compensation expense) from our net service revenue. Our gross profit has benefited from the limited incremental expenses associated with providing service to an increasing number of on-net customers. We have not allocated depreciation and amortization expense to our network operations expense. Our gross profit margin may be impacted by the timing and amounts of disputed circuit costs. We generally record these disputed amounts when billed by the vendor and reverse these amounts when the vendor credit has been received or the dispute has been otherwise resolved. We believe that our gross profit margin will increase as we are allocating the majority of our sales resources toward obtaining additional on-net customers and as sales of these services generate higher gross profit margins than our off-net and non-core services.

        Selling, General, and Administrative Expenses.    Our SG&A expenses, excluding equity-based compensation expense, increased 2.4% from $40.4 million for the year ended December 31, 2004 to $41.3 million for the year ended December 31, 2005. SG&A expenses increased primarily from the $2.8 million increase in salaries and related costs required to support our sales effort and an increase of approximately $0.5 million of auditor fees associated with our Sarbanes-Oxley Section 404 compliance requirements.

        Equity-based Compensation Expense.    Equity-based compensation expense is primarily related to restricted stock granted to our employees. The total equity-based compensation expense increased from $12.3 million for the year ended December 31, 2004 to $13.3 million for the year ending December 31, 2005. The increase is primarily attributed to approximately $0.6 million of deferred compensation expense recorded in 2005 from the grant of additional restricted shares in 2005 and the amortization expense related to $4.7 million of deferred compensation related to options for restricted stock. These options were granted to certain of our employees in the third quarter of 2004 with an exercise price below the trading price of our common stock on the grant date. We recognize compensation costs on a straight-line basis over the service period.

        Restructuring charges.    In 2004, Cogent France re-located its Paris headquarters. The estimated net present value of the remaining lease obligation, net of estimated sublease income, was approximately $1.8 million and was recorded as a restructuring charge in 2004. In the third quarter of 2005, we revised our estimate for sublease income and estimated that the net present value of the remaining lease obligation increased by approximately $1.3 million and recorded an additional restructuring charge.

        Withdrawal of Public Offering.    In May 2004, we filed a registration statement to sell shares of common stock in a public offering. In October 2004, we withdrew this registration statement and expensed the associated deferred costs of approximately $0.8 million.

        Depreciation and Amortization Expenses.    Our depreciation and amortization expense decreased 1.8% from $56.6 million for the year ended December 31, 2004 to $55.6 million for the year ended December 31, 2005. The decrease is primarily attributed to a $6.3 million decrease in the amortization expense of intangible assets, that were fully amortized in 2005. In addition, in the fourth quarter of 2005, we revised the number of lease renewal periods used in determining the lease term for purposes of amortizing certain of our leasehold improvements. This resulted in a net increase in depreciation expense of approximately $3.0 million.

        Gains—Lease Obligations, Asset Sales and Debt Restructurings.    In 2004, we renegotiated several capital lease obligations for our intra-city fiber in France and Spain. These transactions resulted in gains of approximately $5.3 million recorded as gains on lease obligation restructurings for the year ended December 31, 2004.

        In March 2005, we sold our building and land located in Lyon, France for net proceeds of $5.1 million. These assets were acquired in the Cogent Europe acquisition. This transaction resulted in a gain of approximately $3.9 million. In June 2005, we used a portion of the proceeds from our Public Offering to repay our $17.0 million Amended and Restated Cisco Note. The repayment of the

Amended and Restated Cisco Note resulted in a gain of $0.8 million representing the amount of the estimated future interest payments that was not required to be paid. In September 2005, we re-negotiated a capital lease obligation for our intra-city fiber in Spain. The modification to the IRU capital lease resulted in a gain of approximately $0.8 million.

        Net Loss.    Our net loss was $89.7 million for the year ended December 31, 2004 as compared to a net loss of $67.5 million for the year ended December 31, 2005. The $22.2 million reduction in our net loss occurred primarily due to the $21.6 million increase in our gross margin.

        Buildings On-net.    As of December 31, 2004 and 2005 we had a total of 987 and 1,040 on-net buildings connected to our network, respectively.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2004

        The following summary table presents a comparison of our results of operations for the year ended December 31, 2003 and 2004 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Year Ended December 31,
			Percent Change
	2003	2004
	(in thousands)
Net service revenue	$59,422	$91,286	53.6%
Network operations expenses(1)	47,017	63,466	35.0%
Gross profit(2)	12,405	27,820	124.3%
Selling, general, and administrative expenses(3)	26,570	40,382	52.0%
Restructuring charge	—	1,821	—
Terminated public offering costs	—	779	—
Depreciation and amortization expenses	48,387	56,645	17.1%
Gain—Cisco debt restructuring	215,432	—	—
Gain—Allied Riser note exchange	24,802	—	—
Gains—lease obligations restructuring	—	5,292	—
Net income (loss)	140,743	(89,660)	(163.7)%

(1)
Excludes equity-based compensation expense of $1,307 and $858 in the years ended December 31, 2003 and 2004, respectively, which if included would have resulted in a period-to-period change of 33.1%.

(2)
Excludes equity-based compensation expense of $1,307 and $858 in the years ended December 31, 2003 and 2004, respectively, which if included would have resulted in a period-to-period change of 142.9%.

(3)
Excludes equity-based compensation expense of $17,368 and $11,404 in the years ended December 31, 2003 and 2004, respectively, which if included would have resulted in a period-to-period change of 17.9%.

        Net Service Revenue.    Our net service revenue increased 53.6% from $59.4 million for the year ended December 31, 2003 to $91.3 million for the year ending December 31, 2004. For the year ended December 31, 2003 and 2004, on-net, off-net and non-core revenues represented 55.5%, 26.4% and 18.1% and 63.5%, 24.4% and 12.1% of our net service revenues, respectively. On-net revenues increased as a percentage of total revenue in 2004 as compared to 2003 due to the faster rate at which on-net revenues increased compared to off-net and non-core revenues. This was primarily due to our sales and marketing efforts focusing on on-net customers.

        Our on-net revenues increased 75.6% from $33.0 million for the year ended December 31, 2003 to $57.9 million for the year ended December 31, 2004. Our on-net revenues increased as we increased the number of our on-net customer connections from approximately 1,650 at December 31, 2003 to approximately 2,800 at December 31, 2004. Our off-net revenues increased 41.8% from $15.7 million for the year ended December 31, 2003 to $22.3 million for the year ending December 31, 2004. Our off-net revenues increased as we increased the number of our off-net customer connections served during 2004 primarily from the off-net customer connections acquired in the December 2004 Verio acquisition. Our non-core revenues increased 3.3% from $10.7 million for the year ended December 31, 2003 to $11.1 million for the year ending December 31, 2004. Our non-core revenues increased from 2004 to 2005 primarily due to an increase of $4.0 million in non-core revenue from our October 2004 Aleron acquisition, parly offset by the loss of $2.0 million of non-core net service revenue provided to Lambdanet Germany in 2004, discussed below. The number of our non-core customer connections declined from approximately 1,830 at December 31, 2003 to approximately 1,790 at December 31, 2004. We do not actively market these acquired non-core services and expect that the net service revenue associated with them will decline.

        Our net service revenue related to our acquisitions is included in our statements of operations from the acquisition dates. Net service revenue from our January 5, 2004 Cogent Europe acquisition totaled approximately $23.3 million for the year ended December 31, 2004. Approximately $2.0 million of the Cogent Europe non-core net service revenue during the period was derived from network sharing services rendered to LambdaNet Communications Deutschland AG, or LambdaNet Germany. LambdaNet Germany was majority-owned by LNG Holdings until April 2004 when it was sold to an unrelated third party. In the first quarter of 2005, this network sharing arrangement was terminated and there was no such revenue recorded in 2005. Net service revenue from our UFO, Global Access, Aleron and Verio acquisitions that occurred in August 2004, September 2004, October 2004 and December 2004, respectively, totaled $6.9 million for the year ended December 31, 2004.

        Network Operations Expenses.    Our network operations expenses, excluding equity-based compensation expense, increased 35.0% from $47.0 million for the year ended December 31, 2003 to $63.5 million for the year ended December 31, 2004. The increase is primarily attributable to $15.4 million of costs incurred in connection with the operation of our European network after our Cogent Europe and Global Access acquisitions. For the year ended December 31, 2004, Cogent Europe recorded $1.8 million of costs associated with using the LambdaNet Germany network. In the first quarter of 2005, this network sharing arrangement was terminated.

        Gross Profit.    Our gross profit, excluding equity-based compensation expense, increased 124.3% from $12.4 million for the year ended December 31, 2003 to $27.8 million for the year ended December 31, 2004. The $15.4 million increase is attributed to both an increase in net service revenue and an increase in such revenue attributed to higher margin on-net services. Our gross profit margin expanded from 20.9% in 2003 to 30.5% for the year ended December 31, 2004 due primarily to the increase in the percentage of our revenues derived from our on-net revenue. We determine gross profit by subtracting network operation expenses (excluding equity-based compensation expense) from our net service revenue. We have not allocated depreciation and amortization expense to our network operations expense.

        Selling, General, and Administrative Expenses.    Our SG&A expenses, excluding equity-based compensation expense, increased 52.0% from $26.6 million for the year ended December 31, 2003 to $40.4 million for the year ended December 31, 2004. SG&A expenses increased primarily from the $13.2 million of SG&A expenses associated with our operations in Europe after our Cogent Europe and Global Access acquisitions.

        Equity-based Compensation Expense.    The total equity-based compensation expense decreased from $18.7 million for the year ended December 31, 2003 to $12.3 million for the year ending December 31,

2004. The decrease is attributed to $13.1 million of amortization of deferred compensation expense recorded in October 2003 since the vesting of restricted shares granted to our employees under our 2003 Incentive Award Plan and offer to exchange was 27% upon grant with the remaining shares vesting ratably over a three-year period.

        Deferred compensation is related to restricted shares granted to our employees and the amortization of $4.7 million of deferred compensation related to stock options. These options were granted to certain of our employees in the third quarter of 2004 with an exercise price below the trading price of our common stock on the grant date. We record compensation costs on a straight-line basis over the service period.

        Restructuring Charge.    In July 2004, we abandoned an office in Paris obtained in the Cogent Europe acquisition and relocated operations to another Cogent Europe facility. We recorded a restructuring charge of approximately $1.8 million related to the remaining commitment on the lease less our estimated sublease income.

        Withdrawal of Public Offering.    In May 2004, we filed a registration statement to sell shares of common stock in a public offering. In October 2004, we withdrew this registration statement and expensed the associated costs of approximately $0.8 million.

        Depreciation and Amortization Expenses.    Our depreciation and amortization expense increased 17.1% from $48.4 million for the year ended December 31, 2003 to $56.6 million for the year ended December 31, 2004. Of this increase, $8.2 million resulted from depreciation and amortization of assets acquired in our Cogent Europe and Global Access acquisitions.

        Gain—Credit Facility Restructuring.    The restructuring of our Cisco credit facility on July 31, 2003 resulted in a gain of approximately $215.4 million. The gain resulting from the retirement of the amounts outstanding under the credit facility was determined as follows (in thousands):

Cash paid	$20,000
Issuance of Series F preferred stock	11,000
Amended and Restated Cisco Note, principal plus future interest	17,842
Transaction costs	1,167

Total consideration	$50,009

Amount outstanding under Cisco credit facility	(262,812)
Interest accrued under the Cisco credit facility	(6,303)
Book value of cancelled warrants	(8,248)
Book value of unamortized loan costs	11,922

Total indebtedness prior to recapitalization	$(265,441)

Gain from recapitalization	$215,432

        Gain—Allied Riser Note Exchange.    In connection with the exchange and settlement related to our 7 1/2% Convertible Subordinated Notes, we recorded a gain of approximately $24.8 million during the year ended December 31, 2003. This gain resulted from the difference between the $36.5 million net book value of the notes ($106.7 million face value less the related unamortized discount of $70.2 million) and $2.0 million of accrued interest, the cash consideration of $5.0 million and the $8.5 million estimated fair market value for the Series D and Series E preferred stock issued to the note holders less approximately $0.2 million of transaction costs. The estimated fair market value for the Series D and Series E preferred stock was determined by using the price per share of our Series C preferred stock, which represented our most recent equity transaction for cash.

        Gain—Lease Obligations Restructuring.    In 2004, we re-negotiated several lease obligations for our intra-city fiber in France and Spain. These transactions resulted gains of approximately $5.3 million recorded as gains on lease obligation restructurings for the year ended December 31, 2004.

        Net Income (Loss).    Net income was $140.7 million for the year ended December 31, 2003 as compared to a net loss of $(89.7) million for the year ended December 31, 2004. Included in net income for the year ended December 31, 2003 are gains from debt restructurings totaling $240.2 million.

        Buildings On-net.    As of December 31, 2003 and 2004 we had a total of 813 and 987 on-net buildings connected to our network, respectively.

Liquidity and Capital Resources

        In assessing our liquidity, our management reviews and analyzes our current cash balances on-hand, short-term investments, accounts receivable, accounts payable, capital expenditure commitments, and required capital lease and debt payments and other obligations.

        We have recently engaged in a series of transactions that have impacted our liquidity. These included the following:

  •
  On June 13, 2005, we consummated our public offering, in which we sold 11.5 million shares of common stock (including the shares subject to underwriters' over-allotment option, which was fully exercised by the underwriters) at a public offering price of $6.00 per share. On June 16, 2005 the underwriters exercised their option to purchase 1.5 million shares of common stock. The public offering resulted in net proceeds of $63.7 million, after underwriting, legal, accounting and printing costs.

  •
  In June 2005, we used a portion of the proceeds from the public offering to repay our $17.0 million Amended and Restated Cisco Note and our $10.0 million subordinated note to Columbia Ventures Corporation plus $0.3 million of accrued interest. Both of these obligations were required to be repaid with the public offering proceeds under the terms of the related note agreements.

  •
  On March 9, 2005, we entered into a credit facility with a commercial bank. The credit facility provided for borrowings of up to $10.0 million and is secured by our accounts receivable. In December 2005, we amended the facility and increased the available borrowings to up to $20.0 million and removed a $4.0 million restricted cash covenant.

Cash Flows

        The following table sets forth our consolidated cash flows for the years ended December 31, 2003, 2004, and 2005 and for the three months ended March 31, 2005 and March 31, 2006.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)
Net cash used in operating activities	$(27,357)	$(26,425)	$(9,062)	$(6,622)	$(1,591)
Net cash used in investing activities	(25,316)	(2,701)	(14,055)	(2,811)	(3,916)
Net cash provided by (used in) financing activities	20,562	34,486	39,824	13,211	(3,738)
Effect of exchange rates on cash	672	609	(668)	(310)	(27)

Net (decrease) increase in cash and cash equivalents during period	$(31,439)	$5,969	$16,039	$3,468	$(9,272)

        Net Cash Used In Operating Activities.    Our primary sources of operating cash are receipts from our customers who are billed on a monthly basis for our services. Our primary uses of operating cash are payments made to our vendors and employees. Net cash used in operating activities was $6.6 million for the three months ended March 31, 2005 compared to $1.6 million for the three months ended March 31, 2006. The decline in cash used in operating activities is due to a decrease in our net loss plus non-cash items from a negative $1.2 million for the three months ended March 31, 2005 compared to a positive $1.7 million for the three months ended March 31, 2006 and an improvement in the changes in operating assets and liabilities from a use of cash of $5.4 million for the three months ended March 31, 2005 to a use of cash of $3.3 million for the three months ended March 31, 2006. Non-cash items include depreciation and amortization and other gains.

        Net cash used in operating activities was $26.4 million for the year ended December 31, 2004 compared to $9.1 million for 2005. The reduction is primarily due to the increase in gross margin dollars generated from our increase in revenues. Our primary sources of operating cash are receipts from our customers who are billed on a monthly basis for our services. Our primary uses of operating cash are payments made to our vendors and employees. Our net loss was $89.7 million for the year ended December 31, 2004 compared to a net loss of $67.5 million for the year ended December 31, 2005. Net loss for the year ended December 31, 2004 included non-cash gains of $6.1 million related to our restructuring of certain lease obligations. Net loss for the year ended December 31, 2005 included non-cash gains of $4.8 million related to our restructuring of certain lease obligations, repayment of our Cisco note obligation and net gains on asset sales. Depreciation and amortization, including the amortization of deferred compensation and the debt discount on the Allied Riser notes was $70.0 million for the year ended December 31, 2004, and $70.5 million for the year ended December 31, 2005. Net changes in operating assets and liabilities resulted in a decrease to operating cash of $0.6 million for the year ended December 31, 2004 and a decrease in operating cash of $7.2 million for the year ended December 31, 2005.

        Net cash used in operating activities was $27.4 million for the year ended December 31, 2003 compared to $26.4 million for 2004. Our net income was $140.7 million for the year ended December 31, 2003 compared to a net loss of $89.7 million for the year ended December 31, 2004. Net income for the year ended December 31, 2003 included a non-cash gain of $24.8 million related to our settlement with certain Allied Riser note holders and a non-cash gain of $215.4 million related to the restructuring of our Cisco credit facility. Net income for the year ended December 31, 2004 included non-cash gains of $6.1 million related to our restructuring of certain lease obligations and gains on asset sales. Depreciation and amortization, including the amortization of deferred compensation and the debt discount on the Allied Riser notes was $70.2 million for the year ended December 31, 2003, and $70.0 million for the year ended December 31, 2004. Net changes in operating assets and liabilities resulted in an increase to operating cash of $1.9 million for the year ended December 31, 2003 and a decrease in operating cash of $0.6 million for the year ended December 31, 2004.

        Net Cash Used In Investing Activities.    Net cash used in investing activities was $2.8 million for the three months ended March 31, 2005 and $3.9 million for the three months ended March 31, 2006. Our primary uses of investing cash for the three months ended March 31, 2005 were $3.1 million for the purchases of property and equipment, $4.0 million for restricted cash required as a covenant under our credit facility, and $0.9 million for the final payment under our purchase of network assets in Germany. Our primary use of investing cash for the three months ended March 31, 2006 was $4.7 million for the purchases of property and equipment. Our primary source of investing cash for the three months ended March 31, 2005 was $5.1 million from the proceeds from the sale of our land and building in Lyon, France. Our primary sources of investing cash for the three months ended March 31, 2006 was $0.7 million from the maturities of short-term investments.

        Net cash used in investing activities was $25.3 million for the year ended December 31, 2003, $2.7 million for the year ended December 31, 2004 and $14.1 million for the year ended December 31, 2005. Our primary use of investing cash during 2003 was $24.0 million for the purchase of property and equipment. Our primary uses of investing cash during 2004 were $10.1 million for the purchase of property and equipment and $1.9 million for the purchase of a network in Germany. Our primary uses of investing cash during 2005 were $17.3 million for the purchase of property and equipment, $0.9 million for the final payment on the purchase of a network in Germany and $0.8 million for the net purchases of short-term investments. Our primary sources of investing cash in 2004 were $2.3 million of cash acquired from our acquisitions of Cogent Europe and Global Access and $7.4 million from the proceeds of the sale of assets and short-term investments. Our primary source of investing cash in 2005 was $5.1 million from the proceeds of the sale of assets.

        Net Cash Provided By (Used In) Financing Activities.    Net cash provided by financing activities was $13.2 million for the three months ended March 31, 2005. Net cash used in financing activities was $3.7 million for the three months March 31, 2006. Our primary source of financing cash for the three months ended March 31, 2005 was $20.0 million of cash provided by borrowings under our credit facility and subordinated note. Our primary uses of financing cash for the three months ended March 31, 2005 were $2.7 million for repayments of borrowings under our credit facility and $4.1 million of principal payments under our capital lease obligations. Our primary use of financing cash for the three months ended March 31, 2006 was $3.7 million of principal payments under our capital lease obligations.

        Financing activities provided net cash of $20.6 million for the year ended December 31, 2003, $34.5 million for the year ended December 31, 2004 and $39.8 million for the year ended December 31, 2005. Net cash provided by financing activities during 2003 resulted principally from borrowings under our previous Cisco credit facility of $8.0 million and net proceeds of $40.6 million from the sale of preferred stock, partially offset by a $5.0 million payment related to the Allied Riser note exchange, a $20.0 million payment to Cisco Capital in connection with the Cisco recapitalization and $3.1 million in capital lease repayments. Net cash from financing activities during 2004 resulted from $42.4 million of acquired cash related to our mergers with Symposium Gamma, Symposium Omega, UFO Group, and Cogent Potomac. Net cash used in financing activities for 2004 included a $1.2 million payment to LNG Holdings and $6.6 million in principal payments under our capital leases. Net cash from financing activities during 2005 resulted from $63.7 million of net proceeds from our June 2005 public offering, $10.0 million from the issuance of our subordinated note and $10.0 million borrowed under our credit facility. Net cash used in financing activities for 2005 included $17.0 million for the repayment of our Cisco note, $10.0 million for the repayment of our subordinated note, $10.0 million for the repayment of the amount outstanding under our credit facility and $6.9 million in principal payments under our capital leases.

Cash Position and Indebtedness

        Our total indebtedness, net of discount, at March 31, 2006 was $96.6 million and our total cash and cash equivalents and short-term investments were $21.2 million, $0.6 million of which is restricted. Our total indebtedness at March 31, 2006 includes $89.4 million of capital lease obligations for dark fiber primarily under 15-25 year IRUs, of which approximately $5.8 million is considered a current liability.

  Subordinated Note

        On February 24, 2005, we issued a subordinated note in the principal amount of $10.0 million to Columbia Ventures Corporation in exchange for $10.0 million in cash. Columbia Ventures Corporation is owned by one of the Company's directors and shareholders. The terms of the subordinated note required the payment of all principal and accrued interest upon the occurrence of a liquidity event, which was defined as an equity offering of at least $30.0 million in net proceeds. Our June 2005 public offering was considered a liquidity event and in June 2005 we repaid the $10.0 million subordinated note, plus accrued interest of $0.3 million.

  Credit Facility

        On March 9, 2005, we entered into a $10.0 million credit facility with a commercial bank. The credit facility is secured by our accounts receivable and our other assets. In December 2005, we modified the credit facility, which increased the available borrowings to up to $20.0 million and removed a $4.0 million restricted cash covenant, among other revisions. The borrowing base is determined primarily by the aging characteristics related to our accounts receivable and the amount of our cash held by the commercial bank. In March 2005, we borrowed $10.0 million under the credit facility for working capital purposes. In June 2005, we repaid the $10.0 million with part of the proceeds of our public offering. Borrowings under the credit facility accrue interest at the prime rate plus 1.5% and may, in certain circumstances, be reduced to the prime rate plus 0.5%. Our obligations under the credit facility are guaranteed by our material domestic subsidiaries. As of March 31, 2006, and since June 2005 there were no amounts outstanding under the credit facility.

  Amended and Restated Cisco Note

        In connection with the Cisco 2003 recapitalization, we amended our credit agreement with Cisco Capital. Our remaining $17.0 million of indebtedness to Cisco was evidenced by a promissory note, which we refer to as the Amended and Restated Cisco Note. We used a portion of the proceeds from our public offering to repay in full the indebtedness under the Amended and Restated Cisco Note. The Cisco recapitalization was considered a troubled debt restructuring under Statement of Financial Accounting Standards (SFAS) No. 15, Accounting by Debtors and Creditors of Troubled Debt Restructurings. Under SFAS No. 15, the Amended and Restated Cisco Note was recorded at its principal amount of $17.0 million plus the estimated future interest payments of $0.8 million. The estimated future interest was not required to be paid, so the payment of the Amended and Restated Cisco Note resulted in a gain of $0.8 million.

  Convertible Subordinated Notes.

        In connection with the March 2003 exchange and settlement related to our Convertible Subordinated Notes, we eliminated $106.7 million of principal and $2.0 million of accrued interest. The terms of the remaining $10.2 million of Convertible Subordinated Notes were not impacted by the exchange and settlement and they continue to be due on June 15, 2007.

Contractual Obligations and Commitments

        The following table summarizes our contractual cash obligations and other commercial commitments as of December 31, 2005.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands)
Long term debt	$11,337	$764	$10,573	$—	$—
Capital lease obligations	151,046	14,334	25,111	25,010	86,591
Operating leases(1)	147,307	26,268	35,896	22,988	62,155
Unconditional purchase obligations	5,517	5,517	—	—	—

Total contractual cash obligations	$315,207	$46,883	$71,580	$47,998	$148,746

(1)
These amounts include $149.2 million of operating lease, maintenance and license agreement obligations, reduced by sublease agreements of $1.9 million.

        Capital Lease Obligations.    The capital lease obligations above were incurred in connection with our IRUs for inter-city and intra-city dark fiber underlying substantial portions of our network. These capital leases are presented on our balance sheet at the net present value of the future minimum lease payments, or $89.4 million at March 31, 2006. These leases generally have terms of 15 to 25 years.

        Letters of Credit.    We are also party to letters of credit totaling $1.7 million at March 31, 2006. These obligations are fully secured by our restricted investments, and as a result, are excluded from the contractual cash obligations above.

Future Capital Requirements

        We believe that our cash on hand and our availability under our line of credit will be adequate to meet our working capital, capital expenditure, debt service and other cash requirements if we execute our business plan. Our business plan includes increasing our number of on-net buildings to approximately 1,100 by December 31, 2006 from 1,053 at March 31, 2006 and substantially increasing our number of sales representatives in 2006. Although management believes that we will successfully mitigate our risks, management cannot give any assurances that it will be able to do so or that we will ever operate profitably. Our business plan also assumes, among other things, the following:

  •
  our ability to increase the size of our on-net customer base;

  •
  our capital expenditure rate will continue at a rate similar to the rate we experienced in 2005;

  •
  we will be able to maintain our recent sales productivity performance and incremental sales product mix;

  •
  we will be able to locate and hire sales representatives according to our plan;

  •
  no material change to the conversion rate between the euro and the U.S. dollar and the Canadian dollar and the U.S. dollar;

  •
  no material increase in our revenue churn rate;

  •
  no material decline in our product pricing;

  •
  no material increase in our customer bad debt;

  •
  the continued availability of our line of credit; and

  •
  our ability to add additional productive buildings to our network.

        Additionally, any future acquisitions or other significant unplanned costs or cash requirements may require that we raise additional funds through the issuance of debt or equity. We cannot assure you that such financing will be available on terms acceptable to us or our stockholders, or at all. Insufficient funds may require us to delay or scale back the number of buildings that we serve, reduce our planned increase in our sales and marketing efforts, or require us to otherwise alter our business plan or take other actions that could have a material adverse effect on our business, results of operations and financial condition. If issuing equity securities raises additional funds, substantial dilution to existing stockholders may result.

        We may elect to purchase or otherwise retire the remaining $10.2 million face value of Allied Riser notes with cash, stock or assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries where we believe that market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

  Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Critical Accounting Policies and Significant Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to allowances for doubtful accounts, revenue allowances, long-lived assets, accruals, contingencies and litigation, and the carrying values of assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        The accounting policies we believe to be most critical to understanding our financial results and condition and that require complex, significant and subjective management judgments are discussed below. We historically have not experienced significant revisions to our estimates except to the extent that they result from (1) changes in estimated litigation accruals, (2) changes in estimated leased circuit obligations, (3) changes in the number of option renewal periods used in determining the lease term for purposes of determining the amortization period for our leasehold improvements, (4) changes in our estimates of the percentage of time our employees were involved in our construction activities and (5) changes in estimated sub-lease income which has caused us to revise our lease accruals for abandoned facilities.

  Share-Based Payments

        In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payments ("SFAS 123(R)"). SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based upon their fair values. Previously, we disclosed the impact of valuing grants of stock options and recorded the related compensation expense in a proforma footnote to our financial statements. The adoption of Statement 123(R) on January 1, 2006 requires us to make additional estimates and judgments that affect the preparation of our financial statements. These estimates include the following which impact the amount of compensation expense recorded under Statement 123(R).

  •
  Expected Dividend Yield—We have never declared or paid dividends and have no plans to do so in the foreseeable future. Additionally, our credit facility prohibits us from paying cash dividends.

  •
  Expected Volatility—We use the historical volatility since our June 2005 public offering to estimate expected volatility because less than 3% of our fully diluted shares were publicly traded before that date.

  •
  Risk-Free Interest Rate—We use the average daily U.S. Treasury rate during the quarter having a term that most closely resembles the expected term of the option.

  •
  Expected Term of the Option—We estimate the expected life of the option term by analyzing historical stock option exercises and other relevant data.

  •
  Forfeiture Rates—We estimate the forfeiture rate based on historical data with further consideration given to the class of employees to whom the options were granted.

  Revenue Recognition

        We recognize service revenue when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collection is probable. Service discounts and incentives offered to certain customers are recorded as a reduction of revenue when granted. Fees billed in connection with customer installations are deferred and recognized ratably over the estimated customer life. We determine the estimated customer life using a historical analysis of customer retention. If our estimated customer life increases, we will recognize installation revenue over a longer period. We expense direct costs associated with sales as incurred.

  Allowances for Sales Credits and Unfulfilled Purchase Obligations

        We have established allowances to account for sales credits and unfulfilled contractual purchase obligations.

  •
  Our allowance for sales credits is recorded as a reduction to our service revenue to provide for situations when customers are granted a service termination adjustment for amounts billed in advance or a service level agreement credit or discount. This allowance is determined by actual credits granted during the period and an estimate of unprocessed credits.

  •
  Our allowance for unfulfilled contractual purchase obligations is designed to account for the possible non-payment of amounts under agreements that we have with certain of our customers that place minimum purchase obligations on them. Although we vigorously seek payments due pursuant to these purchase obligations, we have historically collected only a small portion of these billed obligations. In order to allow for this, we reduce our gross service revenue by the amount that has been invoiced to these customers. We reduce this allowance and recognize the related service revenue only upon the receipt of cash payments in respect of these invoices. This allowance is determined by the amount of unfulfilled contractual purchase obligations invoiced to our customers and with respect to which we are continuing to seek payment.

  Valuation Allowances for Doubtful Accounts Receivable and Deferred Tax Assets

        We have established allowances associated with uncollectible accounts receivable and our deferred tax assets.

  •
  Our valuation allowance for uncollectible accounts receivable is designed to account for the expense associated with accounts receivable that we estimate will not be collected. We assess the adequacy of this allowance by evaluating general factors, such as the length of time individual receivables are past due, historical collection experience, and changes in the credit-worthiness of our customers. We also assess the ability of specific customers to meet their financial obligations to us and establish specific allowances based on the amount we expect to collect from these customers.

  •
  Our valuation allowance for our net deferred tax asset reflects the uncertainty surrounding the realization of our net operating losses and our other deferred tax assets. For federal and state tax purposes, our net operating loss carry-forwards, including those that we have generated through our operations and those acquired in the Allied Riser merger could be subject to significant limitations on annual use. To account for this uncertainty and the uncertainty of future taxable income we have recorded a valuation allowance for the full amount of our net deferred tax asset.

  Impairment of Long-Lived Assets

        We review our long-lived assets, including property and equipment, and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Pursuant to SFAS No. 144, impairment is determined by comparing the carrying value of these long-lived assets to our estimate of future undiscounted cash flows expected to result from the use of the assets. In the event that there are changes in the planned use of our long-lived assets, or our expected future undiscounted cash flows are reduced significantly, our assessment of our ability to recover the carrying value of these assets under SFAS No. 144 could change. Because our estimate of undiscounted cash flows generated from these assets exceeds their carrying value for each of the periods presented, no impairment pursuant to SFAS No. 144 existed at December 31, 2004 or 2005 or at March 31, 2006.

  Business Combinations

        We account for our business combinations pursuant to SFAS No. 141, Business Combinations. Under SFAS No. 141, we allocate the cost of an acquired entity to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Intangible assets are recognized when they arise from contractual or other legal rights or if they are separable. We determine estimated fair values using quoted market prices, when available, or by present values of future cash flows discounted at appropriate interest rates. Consideration not in the form of cash is measured based upon the estimated fair value of the consideration given. We amortize our intangible assets on a straight-line basis or using an accelerated method consistent with expected cash flows. We presently have no intangible assets that are not subject to amortization.

  Other Accounting Policies

        We record assets and liabilities under capital leases at the lesser of the present value of the aggregate future minimum lease payments or the fair value of the assets under lease.

        We capitalize the direct costs incurred prior to an asset being ready for service. These costs include costs under the related construction contract and the salaries and benefits of employees directly involved with construction activities. Our capitalization of these costs is sensitive to the percentage of time and number of our employees involved in construction activities.

        We estimate our litigation accruals based upon our estimate of the expected outcome after consultation with legal counsel.

        We estimate our accruals for disputed leased circuit obligations based upon the nature and age of the dispute. Our network costs are impacted by the timing and amounts of disputed circuit costs. We generally record these disputed amounts when billed by the vendor and reverse these amounts when the vendor credit has been received or the dispute has otherwise been resolved.

        We estimate the useful lives of our property and equipment based upon historical usage with consideration given to technological changes and trends in the industry that could impact the asset utilization.

        We establish the number of renewal option periods used in determining the lease term for amortizing leasehold improvements based upon our assessment at the inception of the lease of the number of option periods that are reasonably assured in accordance with SFAS No. 13 "Accounting for Leases".

        We estimate our restructuring and abandoned lease facilities accruals based upon our estimate of the net present value of cash flows expected from these obligations including expected sub-lease income after consideration of market conditions for these and similar properties and the terms of the related lease agreement.

Quantitative and Qualitative Disclosures About Market Risk

        All of our financial instruments that are sensitive to market risk are entered into for purposes other than trading. Our primary market risk exposure is related to interest rate fluctuations that affect our marketable securities and certain of our debt instruments and currency fluctuations of the euro and the Canadian dollar versus the United States dollar. We place our marketable security investments in instruments that meet high credit quality standards as specified in our investment policy guidelines. Marketable securities were approximately $21.2 million at March 31, 2006, $20.6 million of which are considered cash and cash equivalents and mature in 90 days or less and $0.6 million are short-term investments, which are restricted for collateral against letters of credit. We also hold certificates of deposit totaling $1.1 million that are classified as other long-term assets and are also restricted for collateral against letters of credit.

        Our debt obligations at March 31, 2006, with the exception of our accounts receivable credit facility, carry fixed interest rates and the related cash flows are not subject to changes in interest rates. Our $20.0 million credit facility is indexed to the prime rate plus 1.5% and may, in certain circumstances be reduced to the prime rate plus 0.5%. There were no amounts outstanding under the accounts receivable credit facility at March 31, 2006. The Allied Riser convertible subordinated notes are due in June 2007 have a face value of $10.2 million. The notes were recorded at their fair value of approximately $2.9 million at the merger date. The resulting discount is being amortized to interest expense through the maturity date using the effective interest rate method.

        Our European and Canadian operations expose us to currency fluctuations and exchange rate risk. For example, while we record revenues and financial results from our European and Canadian operations in euros and the Canadian dollar, respectively, these results are reflected in our consolidated financial statements in U.S. dollars. The assets and liabilities associated with our European and Canadian operations are translated into U.S. dollars and reflected in our consolidated financial statements in U.S. dollars. Therefore, our reported results are exposed to fluctuations in the exchange rates between the U.S. dollar and the euro and the Canadian dollar. In addition, we fund the euro-based operating expenses and associated cash flow requirements of our European operations, including IRU obligations, in U.S. dollars. Accordingly, in the event that the euro strengthens versus the dollar to a greater extent, the expenses and cash flow requirements associated with our European operations may be significantly higher in U.S.-dollar terms than planned.

BUSINESS

Overview

        We are a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol, or IP, communications services. Our network is specifically designed and optimized to transmit data using IP. We deliver our services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through approximately 10,000 customer connections in North America and Europe.

        Our primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. We offer this on-net service exclusively through our own facilities, which run all the way to our customers' premises. Because of our integrated network architecture, we are not dependent on local telephone companies to serve our on-net customers. Our typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. We also provide on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other ISPs and commercial content providers. For the years ended December 31, 2003, 2004 and 2005, our on-net customers generated 55.5%, 63.5% and 57.9%, respectively, of our total net service revenue. For the three months ended March 31, 2005 and March 31, 2006, our on-net customers generated 52.9% and 65.9%, respectively, of our total net service revenue.

        In addition to providing our on-net services, we also provide Internet connectivity to customers that are not located in buildings directly connected to our network. We serve these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from our customers' premises to our network. For the years ended December 31, 2003, 2004 and 2005, our off-net customers generated 26.4%, 24.4% and 33.0%, respectively, of our total net service revenue. For the three months ended March 31, 2005 and March 31, 2006, our off-net customers generated 37.0% and 26.5%, respectively, of our total net service revenue.

        Non-core services are those services we acquired and continue to support but do not actively sell. For the years ended December 31, 2003, 2004 and 2005, non-core services generated 18.0%, 12.1% and 9.1%, respectively, of our total net service revenue. For the three months ended March 31, 2005 and March 31, 2006, non-core services generated 10.1% and 7.6%, respectively, of our total net service revenue.

        We also operate 28 data centers comprising over 290,000 square feet throughout North America and Europe that allow customers to colocate their equipment and access our network.

Competitive Advantages

        We believe we address many of the IP data communications needs of small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations by offering them high-quality Internet service at attractive prices.

        Low Cost of Operation.    We offer a streamlined set of products on an integrated network that operates on a single protocol. Our network design allows us to avoid many of the costs associated with circuit-switched networks related to provisioning, monitoring and maintaining multiple transport protocols. Our low cost of operation gives us greater pricing flexibility and an advantage in a competitive environment characterized by falling Internet access prices.

        Independent Network.    Our on-net service does not rely on infrastructure controlled by local incumbent telephone companies. We provide the entire network, including the last mile and the in-building wiring to the customer's suite. This gives us more control over our service, quality and pricing and allows us to provision services more quickly and efficiently. We are typically able to activate customer services in one of our on-net buildings in fewer than twelve business days.

        High Quality, Reliable Service.    We are able to offer high-quality Internet service due to our network, which was designed solely to transmit IP data, and dedicated intra-city bandwidth for each customer. This design increases the speed and throughput of our network and reduces the number of data packets dropped during transmission. During 2005, our network averaged 99.97% customer connection availability.

        Low Capital Cost to Grow Our Business.    We have incurred relatively minimal indebtedness in growing our business because of our network design of using Internet routers without additional legacy equipment and our strategy of acquiring optical fiber from the excess capacity in existing networks. Our network was designed to handle traffic transmitted at the full capacity of ports connecting it to customers. The ports are currently handling traffic at approximately 7% of their aggregate capacity. We believe that our network can accommodate substantial traffic growth without having to incur substantial capital expenditures.

        Experienced Management Team.    Our senior management team is composed of seasoned executives with extensive expertise in the telecommunications industry as well as knowledge of the markets in which we operate. The members of our senior management team have an average of 20 years of experience in the telecommunications industry. Our senior management team has designed and built our network and led the integration of our network assets, customers and service offerings we acquired through 13 acquisitions.

        Convergence.    There is a clear industry and market trend for legacy products (e.g., TDM voice, Private Line, Frame Relay, and Asynchronous Transfer Mode) to converge on IP. Many of our competitors will have to migrate their existing customers and products to IP. This migration can be costly, lengthy, and risky. We do not face this challenge because our network and products are IP.

Our Strategy

        We intend to become the leading provider of high quality Internet access and IP communications services and to improve our profitability and cash flow. The principal elements of our strategy include:

        Focus on Providing Low-Cost, High-Speed Internet Access and IP Connectivity.    We intend to further load our high-capacity network to respond to the growing demand for high-speed Internet service generated by bandwidth-intensive applications such as streaming media, online gaming, voice over IP (VOIP), remote data storage, distributed computing and virtual private networks. We intend to do so by continuing to offer our high-speed and high capacity services at competitive prices.

        Pursuing On-Net Customer Growth.    We intend to increase usage of our network and operational infrastructure by adding customers in our existing on-net buildings, as well as adding buildings to our network.

        Selectively Pursuing Acquisition Opportunities.    In addition to adding customers through our sales and marketing efforts, we will continue to seek out acquisition opportunities that increase our customer base, allowing us to take advantage of the unused capacity of our network and add revenues with minimal incremental costs. We may also make additional acquisitions to add network assets at attractive prices.

Our Network

        Our network is comprised of in-building riser facilities, metropolitan optical networks, metropolitan traffic aggregation points and inter-city transport facilities. We deliver a high level of technical performance because our network is optimized for IP traffic. Our network is more reliable and delivers IP traffic at lower cost than networks built as overlays to traditional circuit-switched telephone networks.

        Our network serves 95 metropolitan markets in North America and Europe and encompasses:

  •
  approximately 820 multi-tenant office buildings strategically located in commercial business districts;

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  over 220 carrier-neutral Internet aggregation facilities, data centers and single-tenant buildings;

  •
  over 195 intra-city networks consisting of over 9,300 fiber miles;

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  an inter-city network of more than 22,800 fiber route miles; and

  •
  multiple leased high-capacity transatlantic circuits connecting the North American and European portions of our network.

        We have created our network by acquiring optical fiber from carriers with large amounts of unused fiber and directly connecting Internet routers to the existing optical fiber national backbone. We have expanded our network through key acquisitions of financially distressed companies or their assets at a significant discount to their original cost. Due to our network design and acquisition strategy, we believe we are positioned to grow our revenue and increase profitability with limited incremental capital expenditures. We expect our 2006 capital expenditure rate to be similar to the rate we experienced in 2005.

Inter-city Networks

        The North American portion of our inter-city network consists of two strands of optical fiber that we have acquired from WilTel Communications (now owned by Level3). The WilTel fiber route is approximately 12,500 miles in length and runs through all of the metropolitan areas that we serve with the exception of Toronto, Ontario. We have the right to use the WilTel fiber through 2020 and may extend the term for two five-year periods without additional payment. To serve the Toronto market, we lease two strands of optical fiber under pre-paid IRUs from affiliates of 360networks. While the IRUs are pre-paid, we pay WilTel and affiliates of 360networks to maintain their respective fibers during the period of the IRUs. We own and maintain the electronic equipment that transmits data through the fiber.

        In Europe our inter-city network has been acquired from multiple providers. This network is approximately 10,000 route miles in length. The longest segment of this network is provided by Neuf Telecom and Telia and runs 5,400 route miles through France, the United Kingdom, Belgium, the Netherlands and Switzerland. We have the right to use the Neuf Telecom fiber pursuant to an IRU that expires in 2020. Various other carriers have provided us with optical fiber routes pursuant to IRUs that expire at various times between 2010 and 2020. As in North America we pay the providers of our optical fiber routes to maintain the fiber. We own and are responsible for the maintenance of the electronic equipment that transmits data through the fiber.

Intra-city Networks

        In each North American metropolitan area in which we provide high-speed on-net Internet access service, our backbone network is connected to a router connected to one or more of our metropolitan optical networks. We create our intra-city networks through IRUs of optical fiber from carriers with large amounts of unused capacity. These metropolitan networks consist of optical fiber that runs from the central router in a market into routers located in on-net buildings. The metropolitan fiber runs in a ring architecture, which provides redundancy so that if the fiber is cut, data can still be transmitted to the central router by directing traffic in the opposite direction around the ring. The router in the building provides a connection to each on-net customer.

        The European intra-city networks for Internet access service use essentially the same architecture as in North America, with fiber rings connecting routers in each on-net building we serve to a central router. While these intra-city networks were originally built as legacy networks providing point-to-point services, we are using excess capacity on these networks to implement our IP network.

        Within the North American cities where we offer off-net Internet access service, we lease circuits, typically T1 lines, from telecommunications carriers, primarily local telephone companies, to provide the last mile connection to the customer's premises. Typically, these circuits are aggregated at various locations in those cities onto higher-capacity leased circuits that ultimately connect the local aggregation route to our network. In Europe, we offer off-net Internet access service through leased E1 and E3 lines.

In-Building Networks

        We connect our routers to a cable containing 12 to 288 optical fiber strands that typically run from the basement of the building through the building riser to the customer location. Service for customers is initiated by connecting a fiber optic cable from a customer's local area network to the infrastructure in the building riser. The customer then has dedicated and secure access to our network using an Ethernet connection. Ethernet is the lowest cost network connection technology and is used almost universally for the local area networks that businesses operate.

Internetworking

        The Internet is an aggregation of interconnected networks. We interconnect our network with most major and hundreds of minor Internet Service Providers, or ISPs, at approximately 40 locations. We interconnect our network through public and private peering arrangements. Public peering is the means by which ISPs have traditionally connected to each other at central, public facilities. Larger ISPs also exchange traffic and interconnect their networks by means of direct private connections referred to as private peering.

        Peering agreements between ISPs are necessary in order for them to exchange traffic. Without peering agreements, each ISP would have to buy Internet access from every other ISP in order for its customer's traffic, such as email, to reach and be received from customers of other ISPs. We are considered a Tier 1 ISP and, as a result, have settlement-free peering arrangements with most other providers. This allows us to exchange traffic with those ISPs without payment by either party. In such arrangements, each party exchanging traffic bears its own cost of delivering traffic to the point at which it is handed off to the other party. We also engage in public peering arrangements in which each party also pays a fee to the owner of routing equipment that operates as the central exchange for all the participants. We do not treat our settlement-free peering arrangements as generating revenue or expense related to the traffic exchanged. Where we do not have a public or private settlement-free peering connection with an ISP, we exchange traffic through an intermediary, whereby such intermediary receives payment from us. Approximately 4% of our traffic is handled this way.

        A few ISPs have begun challenging the traditional peering model—in which carriers exchange traffic without payment. These ISPs want ISPs like us that send more traffic to them than they send to us, to make some payment for the peering connection. Two such ISPs temporarily ceased peering with us during 2005. This caused a disruption to the exchange of traffic between the networks and customers on both networks were affected until the connection was re-established pursuant to an agreement between us and the ISP involved or by our use of another ISPs facilities.

        AT&T and Verizon have started a debate over what is called "net neutrality". These ISPs have suggested that providers of content, such as Google, video delivery services, and others that deliver substantial traffic to customers, should make a payment to the ISPs that deliver that content to end users. This would be in addition to the amounts already paid by the end users to their ISPs for a connection to the Internet. No ISP has yet put such a plan into effect. We are unsure how this would affect our business.

Network Management and Control

        Our primary network operations centers are located in Washington, D.C and Madrid, Spain. These facilities provide continuous operational support in both North America and Europe. Our network operations centers are designed to immediately respond to any problems in our network. To ensure the quick replacement of faulty equipment in the intra-city and long-haul networks, we have deployed field engineers across North America and Europe. In addition, we have maintenance contracts with third party vendors that specialize in optical and routed networks.

Our Services

        We offer high-speed Internet access and IP connectivity to small and medium-sized businesses, communications providers and other bandwidth-intensive organizations located in North America and Europe.

        The table below shows our primary service offerings:

On-Net Services	Bandwidth (Mbps)
Fiber500	0.5
Two Meg	2.0
Fast Ethernet	100
Gigabit Ethernet	1,000 and up
Colocation with Internet Access	2 to 1,000
Point-to-Point	1.5 to 10,000
Off-Net Services
T1 or E1	1.5 or 2.0
T3 or E3	45 or 34

        We offer on-net services in 84 metropolitan markets, including 51 markets in which we have metropolitan fiber rings allowing us to connect multiple buildings to our network. We serve over 1,050 buildings of which more than 900 are located in North America with the remainder located in Europe. Our most popular on-net service in North America is our Fast Ethernet service, which provides Internet access at 100 megabits per second. We typically offer our Fast Ethernet (Internet access) service at $1,000 a month to our small and medium-sized business customers. We also offer Internet access services at higher speeds of 1 gigabit per second and above. These services are generally used by customers that have businesses, such as web hosting, that are Internet based and are generally delivered at data centers and carrier hotels. We believe that, on a per-Megabit basis, this service offering is one of the lowest priced in the marketplace. We also offer colocation services in 28 locations in North America and Europe. This on-net service offers Internet access combined with rack space and power in a Cogent facility, allowing the customer to locate a server or other equipment at that location and connect to our Internet service. Our final on-net service offering is our "Point-to-Point" or "Layer 2" service. These point-to-point connections span North America and Europe and allow customers to connect geographically dispersed local area networks in a seamless manner. We emphasize the sale of on-net services because sales of these services generate higher gross profit margins.

        We offer off-net services to customers not located in our on-net buildings. These services are provided in the metropolitan markets in North America and Europe in which we offer on-net services and in approximately 10 additional markets. These services are generally provided to small and medium-sized businesses. A significant amount of our off-net revenues were acquired revenues, which churn at a greater rate than our on-net revenues. As a result, we expect the revenue from these off-net services to continue to decline. We expect the growth of our on-net Internet services to compensate for this loss.

        We support a number of non-core services assumed with certain of our acquisitions. These services include our managed modem service, email service, dial-up Internet, shared web hosting and voice services in Toronto, Canada, managed web hosting, managed security and legacy point-to-point services. Our managed modem service is offered to larger businesses and other Internet service providers that serve individuals that dial in to the Internet. The business or ISP is our customer for this service. Individuals make use of the dial-in access through arrangements with the business or ISP. We expect the revenue from these non-core services to decline. We expect the growth of our on-net Internet services to compensate for this loss.

Sales and Marketing

        Sales.    We employ a relationship-based sales and marketing approach. As of May 15, 2006, our sales force included 130 full-time employees focused solely on acquiring and retaining customers. Of these, 102 have individual quota responsibility. The 77 members of our outside direct sales force are each assigned a specific market or territory, based on customer type and geographic location. The 22 members of our inside sales force and the 3 members of our customer retention team operate from our outbound sales center in Herndon, Virginia and sell nationally. Our outside direct sales personnel work through direct face-to-face contact with potential customers in, or intending to locate in, on-net buildings. Through agreements with building owners, we are able to initiate and maintain personal contact with our customers by staging various promotional and social events in our on-net buildings. Direct sales personnel are compensated with a base salary plus quota-based commissions and incentives. We use a customer relationship management system to efficiently track activity levels and sales productivity.

        Agent Program.    In the fall of 2004, we launched an agent program as an alternate channel to distribute our products and services. The agent program consists of value-added resellers, IT consultants, and smaller telecom agents, who are managed by our direct sales personnel, and larger national or regional companies whose primary business is to sell telecommunications, data, and Internet services. The agent program includes over 60 agents.

        Marketing.    Because of our focus on a direct sales force, we have not spent funds on television, radio or print advertising. Our marketing efforts are designed to drive awareness of our products and services, identify qualified leads through various direct marketing campaigns and provide our sales force with product brochures, collateral materials and relevant sales tools to improve the overall effectiveness of our sales organization. In addition, we conduct public relations efforts focused on cultivating industry analyst and media relationships with the goal of securing media coverage and public recognition of our Internet communications services. Our marketing organization is responsible for our product strategy and direction based upon primary and secondary market research and the advancement of new technologies.

Competition

        We face competition from incumbent carriers, Internet service providers and facilities-based network operators, many of whom are much bigger than us, have significantly greater financial resources, better-established brand names and large, existing installed customer bases in the markets in which we compete. We also face competition from other new entrants to the communications services market. Many of these companies offer products and services that are similar to our products and services, and we expect the level of competition to intensify in the future. Unlike some of our competitors, we do not have title to most of the dark fiber that makes up our network. Our interests in that dark fiber are in the form of long-term leases or IRUs obtained from their titleholders. We rely on the maintenance of such dark fiber to provide our on-net services to customers. We are also dependent on third-party providers, some of whom are our competitors, for the provision of lines to our off-net customers.

        We believe that competition is based on many factors, including price, transmission speed, ease of access and use, breadth of service availability, reliability of service, customer support and brand recognition. Because our fiber optic networks have been recently installed compared to those of the incumbent carriers, our state-of-the-art technology may provide us with cost, capacity, and service quality advantages over some existing incumbent carrier networks; however, our network may not support some of the services supported by these legacy networks, such as circuit-switched voice and frame relay. While the Internet access speeds offered by traditional ISPs typically do not match our on-net offerings, these slower services are usually priced lower than our offerings and thus provide competitive pressure on pricing, particularly for more price-sensitive customers. Additionally, some of our competitors have recently emerged from bankruptcy. Because the bankruptcy process allows for the discharge of debts and rejection of certain obligations, we may have less of an advantage with respect to these competitors. These and other downward pricing pressures have diminished, and may further diminish, the competitive advantages that we have enjoyed as the result of our service pricing.

Regulation

        In the United States, the Federal Communications Commission (FCC) regulates common carriers' interstate services and state public utilities commissions exercise jurisdiction over intrastate basic telecommunications services. Our Internet service offerings are not currently regulated by the FCC or any state public utility commission. However, as we expand our offerings we may become subject to regulation in the U.S. at the federal and state levels and in other countries. The offerings of many of our competitors and vendors, especially incumbent local telephone companies, are subject to direct federal and state regulations. These regulations change from time to time in ways that are difficult for us to predict.

        There is no current legal requirement that owners or managers of commercial office buildings give access to competitive providers of telecommunications services, although the FCC does prohibit carriers from entering contracts that restrict the right of commercial multiunit property owners to permit any other common carrier to access and serve the property's commercial tenants.

        Our subsidiary, Cogent Canada, offers voice and Internet services in Canada. Generally, the regulation of Internet access services and competitive voice services has been similar in Canada to that in the U.S. in that providers of such services face fewer regulatory requirements than the incumbent local telephone company. This may change. Also, the Canadian government has requirements limiting foreign ownership of certain telecommunications facilities in Canada. We are not subject to these restrictions today. We will have to comply with these regulations to the extent they change and to the extent we begin using facilities in a manner that subjects us to these restrictions.

        Our European subsidiaries operate in a more highly regulated environment for the types of services they provide. In many Western European countries, a national license or a notice filed with a regulatory authority is required for the provision of data and Internet services. In addition, our subsidiaries operating in member countries of the European Union are subject to the directives and jurisdiction of the European Union. We believe that each of our subsidiaries has the necessary licenses to provide its services in the markets where it operates today. To the extent we expand our operations or service offerings in Europe or other new markets, we may face new regulatory requirements.

        The laws related to Internet telecommunications are unsettled and there may be new legislation and court decisions that may affect our services and expose us to liability.

Employees

        As of May 15, 2006, we had 334 employees. A union represents 22 of our employees in France. We believe that we have a satisfactory relationship with our employees.

Properties

        We lease and own space for offices, data centers, colocation facilities and points-of-presence.

        Our headquarters facilities consist of approximately 15,370 square feet located in Washington, D.C. The lease for our headquarters is with an entity controlled by our Chief Executive Officer. The lease is year-to-year on market terms. We have an option to renew this lease through August 31, 2007.

        In North America we also lease approximately 215,000 square feet of space in 40 locations to house our colocation facilities, regional offices and operations centers. The terms of these leases generally are for ten years with two five-year renewal options.

        In Europe we lease approximately 168,000 square feet of space in 19 locations to house our colocation facilities, regional offices and operations centers. The terms of these leases generally are for nine years with an opportunity to terminate the lease every three years. Through the acquisition of our French and Spanish subsidiaries in January 2004, we acquired three properties in France that we own. All three properties are data centers and points-of-presence, or POP, facilities ranging in size from 11,838 to 18,292 square feet. On March 30, 2005, we sold one of the three properties, located in Lyon, France, for net proceeds of approximately $5.1 million.

        We believe that these facilities are generally in good condition and suitable for our operations.

        We have from our acquisitions approximately 18,000 square feet of office space at one location in Paris, France that is currently on the market to be sublet to a third party. The lease expires on March 31, 2007. In North America, we have approximately 31,000 square feet of excess office space in six locations. Four of these locations are currently sublet to third parties. Two are currently being marketed for sublease.

Legal Proceedings

        We are involved in legal proceedings in the normal course of our business that we do not expect to have a material adverse affect on our business, financial condition or results of operations. The significant proceedings in which we are involved are discussed below.

        During 2004, Cogent Europe's subsidiaries provided network services to and in turn utilized the network of LambdaNet Communications AG ("LambdaNet Germany") in order for each entity to provide services to certain of their customers under a network sharing agreement. LambdaNet Germany was a majority owned subsidiary of a related party, LNG Holdings S.A. ("LNG") from November 2003 until April 2004 when LambdaNet Germany was sold to an unrelated party as further discussed in Note 12. During the year ended December 31, 2004, Cogent Europe recorded revenue of $2.0 million from LambdaNet Germany and network costs of $1.8 million under the network sharing agreement. There were no amounts recorded in 2005 as this arrangement has been terminated. The Company is involved in a dispute over services provided by and to LambdaNet Germany during the time LambdaNet Germany was a sister company of the Company's French and Spanish subsidiaries. LambdaNet Germany has filed a lawsuit in Germany against Cogent Spain seeking approximately

$1.0 million. LambdaNet Germany has indicated that it also has similar claims totaling an additional $3.0 million against Cogent France and other Cogent subsidiaries. Cogent France and Cogent Spain are no longer sister companies of LambdaNet Germany. The Company intends to vigorously defend its position related to these charges and believes it has defenses and offsetting claims against LambdaNet Germany.

        The Company is involved in disputes with three telephone companies that provide local circuits or leased optical fibers. In one case the provider has filed suit. In the other cases the provider has threatened to file suit or to terminate service, which would disrupt service to some of the Company's customers. The total amount claimed by these vendors is $4.5 million. The Company does not believe these amounts are owed to these providers and intends to vigorously defend its position.

        The Company has been made aware of several other companies in its own and in other industries that use the word "Cogent" in their corporate names. One company has informed the Company that it believes the Company's use of the name "Cogent" infringes on its intellectual property rights in that name. If such a challenge is successful, the Company could be required to change its name and lose the goodwill associated with the Cogent name in its markets. Management does not believe such a challenge, if successful, would have a material impact on the Company's business, financial condition or results of operations.

        In December 2003, several former employees of Cogent Spain filed claims related to their termination of employment. The Company intends to continue to vigorously defend its position related to these charges and feels that it has adequately reserved for any potential liability. One case has been resolved and the others are in various stages of appeal.

        In the normal course of business the Company is involved in certain legal activities and claims. Because such matters are subject to many uncertainties and the outcomes are not predictable with assurance, the liability related to these legal actions and claims cannot be determined with certainty. Management does not believe that such claims and actions will have a material impact on the Company's business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information concerning our directors and executive officers.

Name	Age	Position
Dave Schaeffer	50	Chairman of the Board of Directors and Chief Executive Officer
R. Reed Harrison III	57	President and Chief Operating Officer
Thaddeus Weed	45	Chief Financial Officer
Robert N. Beury, Jr.	52	Chief Legal Officer
R. Brad Kummer	57	Chief Technology Officer and Vice President of Optical Transport Engineering
Timothy O'Neill	50	Vice President of Field Engineering
Mark Schleifer	37	Vice President of IP Engineering
Jeff Karnes	34	Vice President of Global Sales and Chief Revenue Officer
Jean-Jacques Bertrand	53	Director
Steven Brooks	54	Director
Edward Glassmeyer	64	Director
Richard T. Liebhaber	70	Director
Erel Margalit	45	Director
Kenneth D. Peterson, Jr.	53	Director
Timothy Weingarten	31	Director

        Dave Schaeffer founded our company in August 1999 and is the Chairman of the board of directors and Chief Executive Officer. Prior to founding the company, Mr. Schaeffer was the founder of Pathnet, Inc., a broadband telecommunications provider, where he served as Chief Executive Officer from 1995 until 1997 and as Chairman from 1997 until 1999. Mr. Schaeffer has been a director since 1999.

        R. Reed Harrison III joined us in July of 2004 and serves as President and Chief Operating Officer. Prior to joining us, Mr. Harrison served as Senior Vice President Worldwide Network Engineering and Operations for AT&T, where he held a variety of senior management positions beginning in 1996. During the twelve years prior to that time, Mr. Harrison served in senior management positions, including President of the GTE Global Business Unit for AT&T Network Systems and Bell Laboratories.

        Thaddeus Weed joined us in February 2000 and served as Vice President and Controller until May 2004 when he became our Chief Financial Officer. From 1997 to 1999, Mr. Weed served as Senior Vice President of Finance and Treasurer at Transaction Network Services where Mr. Weed undertook a broad range of financial management responsibilities. These responsibilities included financial planning, forecasting, budgeting, financial modeling, acquisition, and international expansion strategies and pro-forma analyses. From 1987 to 1997, Mr. Weed was employed at Arthur Andersen LLP where he served as Senior Audit Manager.

        Robert N. Beury, Jr. joined us in September 2000 and serves as Chief Legal Officer. Prior to joining us, Mr. Beury served as Deputy General Counsel of Iridium LLC, a mobile satellite service provider, from 1994 to 2000. From 1987 to 1994, Mr. Beury was General Counsel of Virginia's Center for Innovative Technology, a non-profit corporation set up to develop the high tech industry in Virginia.

        R. Brad Kummer joined us in February 2000 and serves as Vice President of Optical Transport Engineering and Chief Technology Officer. Mr. Kummer spent the 25 years prior to joining us at Lucent Technologies (formerly Bell Laboratories), where he served in a variety of research and development and business development roles relating to optical fibers and systems. In his most recent work at Lucent, he was responsible for optical fiber systems engineering for long haul and metropolitan dense wavelength division multiplexing systems.

        Timothy O'Neill joined us in January 2001 and serves as the Vice President of Field Engineering. He is responsible for network construction and provisioning. From 1999 to 2001, Mr. O'Neill was employed at @Link Networks, Inc. where he served as Chief Network Officer. While at @Link Networks, Inc., Mr. O'Neill was responsible for engineering, implementing and operating an integrated communications network.

        Mark Schleifer joined us in October 2000 and serves as Vice President of IP Engineering. From 1994 to 2000, Mr. Schleifer served as Senior Director, Network Engineering at DIGEX/Intermedia, Incorporated, a provider of high-end managed Web and application hosting services. At DIGEX/Intermedia, Mr. Schleifer managed the Network Engineering group, Capacity Planning group, and Research and Development group. He was responsible for all technical aspects of initiating customer service, network troubleshooting, field installations, and new equipment testing for the leased line business. Mr. Schleifer also coordinated peering and backbone circuit deployment to maintain network throughput and availability.

        Jeff Karnes joined us in May of 2004 and serves as Vice President of Global Sales and Chief Revenue Officer. Prior to joining us, Mr. Karnes served Vice President of Regional Sales at UUNet division of MCI Communications, where he had served in a number of positions in the sales organization since joining UUNet in 1995.

        Jean-Jacques Bertrand has served on our Board of Directors since April 2004. Mr. Bertrand has been an officer of BNP Paribas Private Equity SAS since 1998 and led the telecommunications and media group of BNP SA from 1990 to 1998. Prior to that, Mr. Bertrand held senior management functions with France Telecom and was appointed special adviser to the French Minister of Communications. Mr. Bertrand also sits on the board of directors of B3G SA and Telco Investments Europe Sarl.

        Steven Brooks has served on our board of directors since October 2003. Mr. Brooks currently serves as Managing Partner of BCP Capital Management, which he co-founded in 1999. From 1997 until 1999, Mr. Brooks headed the technology industry mergers and acquisition practice at Donaldson, Lufkin & Jenrette. Previously, Mr. Brooks held a variety of positions in the investment banking and private equity fields, including: Head of Global Technology Banking at Union Bank of Switzerland, Managing Partner of Corporate Finance at Robertson Stephens, founder and Managing Partner of West Coast technology investment banking at Alex Brown & Sons, and Principal at Rainwater, Inc., a private equity firm in Fort Worth, Texas.

        Edward Glassmeyer has served on our board of directors since 2000. Mr. Glassmeyer was with Citicorp Venture Capital from 1968 to 1970 and The Sprout Capital Group, where he was Managing Partner from 1971 to 1974. He co-founded Charter Oak Enterprises, a merchant bank, in 1974. Today, Mr. Glassmeyer serves on the board of directors of a number of portfolio companies of Oak Investment Partners, a venture capital firm that he co-founded in 1978. He was a founding director of the National Venture Capital Association in 1973, and has served two terms as an Overseer of The Amos Tuck School of Business at Dartmouth College since July 1996.

        Richard T. Liebhaber, has served on our Board of Directors since March 2006. Mr. Liebhaber was with IBM from 1954 to 1985, where he held a variety of positions. Subsequently, he served as executive vice president and member of the management committee at MCI, and from 1992 to 1995, served on the board of directors of MCI. From 1995 to 2001, Mr. Liebhaber served as managing director at Veronis, Suhler & Associates, a New York media merchant banking firm. He also serves on the board of directors and chairs the board of Avici Systems, Inc. where he chairs the audit committee and serves on the compensation committee, ILOG Inc. where he serves on the governance committee and chairs the compensation committee, and JDS Uniphase where he serves on the development and governance committees.

        Erel Margalit has served on our board of directors since 2000. Mr. Margalit has been Managing General Partner of Jerusalem Venture Partners since August 1997. He was a general partner of Jerusalem Pacific Ventures from December 1993 to August 1997. From 1990 to 1993, Mr. Margalit was Director of Business Development of the City of Jerusalem. Mr. Margalit is a director of Sepaton, Inc., Animation Lab Ltd., Magink Display Technologies, Inc., Sol-Gel Technologies, Ltd., JVP Communications, R.A. and Cyber-Ark, Ltd. Mr. Margalit, in his capacity as director of a company in Israel, is the subject of a proceeding in which the tax authorities have alleged that the company (which is unrelated to us) failed to pay certain taxes. The proceeding is classified as criminal under the laws of Israel.

        Kenneth D. Peterson, Jr. has served on our board of directors since November 2004. Mr. Peterson has been the Chairman and Chief Executive Officer of Columbia Ventures Corporation since its inception in 1988. Prior to 1988, Mr. Peterson was engaged in private legal practice. He is a member of the board of directors of American Capital Strategies Ltd., a Nasdaq listed company, and the non-profit Washington Policy Center.

        Timothy Weingarten has served on our board of directors since October 2003. Mr. Weingarten is a General Partner at Worldview Technology Partners, and from 1996 to 2000 was a member of the telecom equipment research group at Robertson Stephens and Company. Mr. Weingarten is also a member of the board of directors of Force10 Networks, Visage Mobile, Movaz Networks, Avvenu Inc., Ooma, Inc. and Zoove, Inc.

        Most of our directors were elected as members of the board of directors pursuant to an agreement among our company and certain of our stockholders who invested in our preferred stock, whereby we agreed to nominate certain designees to the board of directors and such stockholders agreed to vote for such designees.

Board of Directors and Officers

        Our board of directors currently consists of eight directors. Messrs. Bertrand, Brooks, Glassmeyer, Liebhaber, Margalit, and Weingarten are independent as the term is defined in the applicable listing standards of the Nasdaq National Market.

        Our directors may be removed either with or without cause at any meeting of our stockholders by a majority vote of those stockholders represented and entitled to vote at such meeting.

    Committees of our Board of Directors

        Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its audit and compensation committees. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

        Audit Committee.    The Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consists of Messrs. Liebhaber (chairman), Bertrand, and Brooks, each of whom is independent as the term "independence" is defined in the applicable listing standards of Nasdaq and Rule 10A-3 under the Exchange Act. The Board has determined that each Messrs. Liebhaber, Bertrand and Brooks qualifies as an audit committee financial expert, as that term is defined in the Exchange Act. The responsibilities of this committee include:

  •
  the appointment, compensation, retention and oversight of our independent public accountants;

  •
  reviewing with the independent public accountants the plans and results of the audit engagement;

  •
  approving professional services provided by the independent public accountants;

  •
  reviewing our critical accounting policies, our Annual and Quarterly reports on Forms 10-K and 10-Q, and our earnings releases;

  •
  reviewing the independence of the independent public accountants; and

  •
  reviewing the adequacy of our internal accounting controls and overseeing our ethics program.

        Compensation Committee.    The compensation committee, established by our board of directors, currently consists of Messrs. Margalit, Glassmeyer and Brooks, each of whom is independent as the term is defined in the applicable listing standards of the Nasdaq National Market. The compensation committee administers our stock-based compensation plans, reviews management recommendations with respect to option grants, and takes other actions as may be required in connection with our compensation and incentive plans.

        Nominating and Corporate Governance Committee    We established our Nominating and Corporate Governance Committee in April 2005. The members of this committee are Messrs. Glassmeyer and Brooks who are both independent members of our Board. Our Board has adopted a charter governing the activities of the Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee may be found on the Company's website at www.cogentco.com. Pursuant to its Charter, the Nominating and Corporate Governance Committee's tasks include identifying individuals qualified to become Board members, recommending to the Board director nominees to fill vacancies in the membership of the Board as they occur and, prior to each annual meeting of stockholders, recommending director nominees for election at such meeting, making recommendations to the Board concerning the size and composition of the Board, conducting succession planning regarding the Chief Executive Officer and other senior officer positions of the Company and leading the Board in its annual review of Board performance. The committee also develops and recommends to the Board corporate governance principles applicable to the Company. Board candidates are considered based upon various criteria, such as skills, knowledge, perspective, broad business judgment and leadership, relevant specific industry or regulatory affairs knowledge, business creativity and vision, experience, and any other factors appropriate in the context of an assessment of the committee's understood needs of the Board at that time. In addition, the committee considers whether the individual satisfies criteria for independence as may be required by applicable regulations and personal integrity and judgment. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

        The Nominating and Corporate Governance Committee has the sole authority to retain, compensate, and terminate any search firm or firms to be used in connection with the identification, assessment, and/or engagement of directors and director candidates. No such firm has been retained by the Company in the past.

        The Nominating and Corporate Governance Committee considers proposed nominees whose names are submitted to it by stockholders; however, it does not have a formal process for that consideration. The Company has not to date adopted a formal process because it believes that the informal consideration process has been adequate to date. The committee intends to review periodically whether a more formal policy should be adopted. If a stockholder wishes to suggest a proposed name for committee consideration, the name of that nominee and related personal information should be forwarded to the Nominating and Corporate Governance Committee, in care of the corporate Secretary, at least three months before the next annual meeting to assure time for meaningful consideration by the committee.

    Director Compensation

        In 2005, we did not compensate any of our Board members for their participation on our Board of Directors, however, on October 26, 2005, the Board of Directors approved the following parameters for compensation of non-management directors for their services:

  •
  $1,000 cash per in-person board meeting for each non-management director, effective from January 1, 2006, and

  •
  7,500 shares of common stock per year to each non-management director, adjusted for partial year service, with 3,750 shares of common stock to be allocated to currently serving non-management directors (awarded in January 2006 for services provided during 2005).

    Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

    Codes of Business Conduct and Ethics

        Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our officers, directors and employees including our Chief Executive Officer, Chief Financial Officer and other senior financial officers in accordance with applicable rules and regulations of the SEC and the Nasdaq National Market.

EXECUTIVE COMPENSATION

        The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our Chief Executive Officer and each of the four other most highly compensated executive officers, or the named executive officers, whose annual compensation equaled or exceeded $100,000 as of December 31, 2005.

Summary Compensation Table

					Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)		Bonus($)	Restricted Stock Awards($)(1)	Securities Underlying Options (#)(2)
Dave Schaeffer	2005	250,000		7,500	985,000	—
Chairman and Chief Executive Officer	2004	250,000		—	—	576,923
	2003	250,000		—	6,377,823	—
R. Reed Harrison III	2005	275,000		8,250	—	—
President and Chief Operating Officer	2004	187,500	(3)	—	—	324,119
	2003	—		—	—	—
Mark Schleifer	2005	208,000		6,240	—	10,000
Vice President, IP Engineering	2004	208,000		—	—	9,615
	2003	208,000		—	105,113	—
Robert N. Beury, Jr.	2005	203,542		6,000	—	10,000
Chief Legal Officer	2004	200,000		—	—	13,462
	2003	200,000		—	105,113	—
Jeffrey Karnes	2005	186,458		68,568	—	10,000
Vice President of Global Sales and Chief	2004	94,882	(4)	18,855	165,387	—
Revenue Officer	2003	—		—	—	—

(1)
Restricted stock awards in 2003 were shares of Series H preferred stock that were granted to our employees based upon the number of options held to purchase common stock, as discussed in more detail under "—Equity Plan Information." The dollar value of such shares, as reflected here, assumes a per share value of the Series H preferred stock equal to its liquidation value of approximately $169 per share. All shares of Series H preferred stock converted into shares of our common stock in the conversion of all shares of our preferred stock in connection with our June 2005 public offering, or the equity conversion. Of the 200,000 shares granted to Mr. Schaeffer in 2005, 100,000 were immediately vested and 100,000 vested monthly beginning January 1, 2006 and concluding December 1, 2006. The number of shares and value as of December 31, 2005 of the restricted stock held by each executive officer (including restricted stock that is subject to forfeiture under certain circumstances) is: Mr. Schaeffer—1,864,844 shares with a value of $10,237,992; Mr. Schleifer—4,481 shares with a value of $24,601; Mr. Beury—13,962 shares with a value of $76,651; and Mr. Karnes—19,231 shares with a value of $105,578. (This calculation was made using a price of $5.49, which was the closing price of the stock on the last trading day of the year, December 30, 2005).

(2)
Options granted in 2004 were originally granted for Series H preferred stock. Securities amounts shown reflect options for common stock subsequent to our equity conversion and our 1-for-20 reverse stock split in connection with our public offering during the first half of 2005.

(3)
Mr. Harrison became an employee in July 2004 at an annual salary of $275,000. This amount includes his salary from the date of employment plus a $50,000 moving allowance.

(4)
Mr. Karnes became an employee in May 2004 at a salary of $175,000.

Option Grants in Fiscal 2005

        The following table shows information regarding individual option grants to our named executive officers during the fiscal year ended December 31, 2005. Options were granted at an exercise price equal to the fair market value on the date of grant. The term of each option granted is generally ten years from the date of grant. Options may terminate before expiration dates if the option holder's employment is terminated prior to the option vesting:

	Individual Grants
					Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term
		% of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted
			Exercise or Base Price ($/Sh)
Name				Expiration Date
					5% ($)	10% ($)
Dave Schaeffer	—	—	—	—	—	—
R. Reed Harrison III	—	—	—	—	—	—
Robert N. Beury, Jr.	10,000	4.6	4.88	10/26/2015	30,690	77,775
Jeffrey Karnes	10,000	4.6	4.88	10/26/2015	30,690	77,775
Mark Schleifer	10,000	4.6	4.88	10/26/2015	30,690	77,775

Aggregated Option Exercises in Fiscal 2005 and Fiscal Year-End Option Values

        The following table shows information regarding option exercises by our named executive officers during the fiscal year ended December 31, 2005, and the value and number of options to purchase our common stock unexercised and outstanding as of December 31, 2005. Also included is the value and number of exercisable and unexercisable options held as of December 31, 2005 by such named executive officers:

  •
  "Exercise" means an employee's acquisition of shares of common stock, "exercisable" means options to purchase shares of common stock which have already vested and which are subject to exercise, and "unexercisable" means all other options to purchase shares of common stock which have not vested.

					Value of Unexercised In-The-Money Options at Fiscal Year-End($)
			Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dave Schaeffer	—	—	—	576,930	—	3,167,346
R. Reed Harrison III	—	—	114,792	209,327	—	—
Robert N. Beury, Jr.	—	—	5,688	17,774	28,177	51,828
Jeffrey Karnes	—	—	625	9,375	381	5,719
Mark Schleifer	—	—	4,246	15,370	20,261	38,629

Equity Plan Information

        2003 Incentive Award Plan and Offer to Exchange.    During the third quarter of 2003, we adopted the 2003 Incentive Award Plan. We believed that adoption of the 2003 Award Plan was necessary to permit us to continue to incent our employees, consultants and directors by granting restricted stock awards as part of their overall compensation. The decision to grant shares of restricted preferred stock under the 2003 Award Plan was made in order to allow our management and employees to share in the proceeds of our sale or other liquidation when the amount of the proceeds resulted in a distribution to preferred stockholders under the liquidation provisions of the preferred stock, but were not sufficient to result in distributions to holders of our common stock. We anticipated that this structure would incent our management and employees by providing them with the possibility of reaping an economic benefit in a greater number of scenarios than would be the case if the 2003 Award Plan provided only for common stock grants.

        The Compensation Committee determined that each of our employees would be eligible to receive grants of Series H preferred stock under the 2003 Award Plan pursuant to an arrangement that we refer to as the offer to exchange. The number of shares granted to each employee pursuant to the offer to exchange was based on the number of options to purchase common stock granted to that employee under our 2000 Equity Incentive Plan, and in the case of our Chief Executive Officer, former Chief Financial Officer and our current Chief Financial Officer, the number of options and shares of restricted common stock held by such individuals. As a condition to participating in the offer to exchange, employees were required to relinquish all options to purchase our common stock, and in the case of our Chief Executive Officer, former Chief Financial Officer and our current Chief Financial Officer, options to purchase our common stock and the restricted common stock previously issued to them. Restrictions on transfer of shares of Series H preferred stock granted pursuant to the offer to exchange were removed with respect to 27% of the shares granted upon receipt of the shares and then in equal monthly installments over the subsequent 35 months. The Series H preferred stock granted in the offer to exchange converted into shares of common stock in the equity conversion.

        2004 Incentive Award Plan.    In 2004, we adopted our 2004 Incentive Award Plan. The 2004 Award Plan is intended to enhance and supplement the 2003 Award Plan and the awards made thereunder by broadening the types of awards that may be granted to employees and consultants and by providing for grants to directors. In addition to awards of restricted shares of common stock, the 2004 Award Plan provides us with the ability to award other equity-based incentive compensation, such as options to purchase shares of our common stock, stock appreciation rights, dividend equivalent rights, performance awards, restricted stock units, deferred stock and stock payments to employees, consultants and directors.

        The principal purpose for the adoption of the 2004 Award Plan was to promote the success of our business and enhance our value by linking the personal interests of employees, consultants and directors to our success and by providing these individuals with an incentive for outstanding performance. We believe that the 2004 Plan also gives us the flexibility to offer a variety of types of compensation and to remain competitive in recruiting and retaining qualified key personnel. In April 2005, our Board of Directors and shareholders approved an increase in the number of shares available for grant under the 2004 Award Plan by 600,000 shares of common stock. As of March 31, 2006, there were 537,058 shares of common stock awardable for grant under the 2004 Award Plan.

        As of March 31, 2006, a total of 2,909,672 shares were subject to outstanding stock options and restricted stock held by approximately 300 participants under the award plans.

        We currently maintain only the 2003 Award Plan and 2004 Award Plan, each of which has been approved by our stockholders. The following table provides information as of December 31, 2005 about outstanding options and shares reserved for future issuance under the award plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,965,523	$1.12	563,445
Equity compensation plans not approved by security holders	—	—	—
Total	2,965,523	$1.12	563,445

Bonus

        The Company's executive officers and employees are eligible to receive cash bonuses as may be determined by the Compensation Committee to the extent that pertinent objectives are achieved. The component objectives utilized by the Compensation Committee in determining bonus eligibility are the extent to which the Company achieves annual financial targets for revenue, cash flow and for earnings before interest, taxes, depreciation, and amortization, or EBITDA. The nature and weighting of these objectives are established prospectively each year by the Compensation Committee, and the payment of bonuses to a participant is determined by the Compensation Committee on the basis of an annual, retrospective assessment of Company and individual performance.

EMPLOYMENT AGREEMENTS

        Each of Messrs. Schaeffer, Schleifer, Beury, Karnes, and Harrison entered into an employment agreement with us. The agreements are as follows:

        Dave Schaeffer Employment Agreement.    Dave Schaeffer has an employment agreement that provides for a minimum annual salary of $250,000 for his services as Chief Executive Officer. He also receives all of our standard employee benefits and a life insurance policy with a death benefit of $2 million. If he is discharged without cause or resigns for good reason, he is entitled to a lump sum amount equal to his annual salary at the time and continuation of his benefits for one year. If he is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, he is entitled to additional payment to reimburse him for all taxes, up to a maximum additional payment of 20% of the amount subject to tax. In the event of a change of control, 100% of his then unvested restricted stock and options will vest immediately.

        Mark Schleifer Employment Agreement.    Mark Schleifer's employment agreement provides for a minimum annual salary of $208,000 for his services as Vice President, IP Engineering. In the event that his employment with us is terminated without cause or constructively terminated without cause, the agreement entitles him to six months of salary and continuation of benefits for six months. In the event of a change of control the vesting of his restricted stock accelerates so that he will be 100% vested in not less than 12 months following the change of control. In the event of a change of control resulting in his termination without cause, 100% of his then restricted stock and options will vest immediately.

        Robert N. Beury, Jr. Employment Agreement.    Robert Beury's employment agreement provides for a minimum annual salary of $196,000 for his services as Chief Legal Officer. The agreement entitles him to six months of salary and six months of benefits in the event that his employment with us is terminated without cause or constructively terminated. In the event of a change of control the vesting of his restricted stock accelerates so that he will be 100% vested in not less than 12 months following the change of control. In the event of a change of control resulting in his termination without cause, 100% of his then restricted stock and options will vest immediately.

        Jeffrey Karnes Employment Agreement.    Jeffrey Karnes's employment agreement provides for a minimum annual salary of $175,000 for his services as Vice President of Global Sales and Chief Revenue Officer. In the event that his employment with us is terminated without cause or constructively terminated without cause, the agreement entitles him to three months salary and continuation of benefits for six months. In the event of a change of control the vesting of his restricted stock accelerates so that he will be 100% vested in not less than 12 months following the change of control. In the event of a change in control resulting in his termination without cause, 100% of his then restricted stock and options will vest immediately.

        R. Reed Harrison III Employment Agreement.    Reed Harrison's employment agreement provides for a minimum annual salary of $275,000. The agreement entitles him to six months of salary and six months of benefits in the event that his employment with us is terminated without cause or constructively terminated. In the event of a change of control his options will be 100% vested in not less than 12 months following the change of control. In the event of a change of control resulting in his termination without cause, 100% of his then restricted stock options will vest immediately.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements

        We have employment agreements with certain of our named executive officers as described in "Management—Employment Agreements."

Our Headquarters Lease

        We lease office space in Washington, D.C. from a partnership of which our Chairman and Chief Executive Officer, Dave Schaeffer, is the general partner. The annual rent for this space is approximately $400,000 and the lease expires August 31, 2006 with an option to renew for an additional year. We believe that this lease agreement is on terms at least as favorable to us as could have been obtained from an unaffiliated third party.

Transactions with Columbia Ventures Corporation

        We have obtained transatlantic fiber optic circuits from a subsidiary of Columbia Ventures Corporation. Columbia Ventures Corporation is owned by one of our directors, Kenneth D. Peterson Jr., and is the holder of approximately 7.0% of our common stock. The price for the circuits is approximately $50,000 per month. We believe that these terms are at least as advantageous to us as those we could receive from an unaffiliated third party.

Transactions with CTC Communications Corporation

        The Company has also entered into an agency sales and mutual marketing agreement with CTC Communications Corporation, a company owned indirectly by one of the Company's directors, Kenneth D. Peterson Jr. CTC is also a customer of the Company. The Company currently receives approximately $5,000 per month since January 2004.

Reimbursement for services provided by LNG employees

        In 2005, the Company reimbursed LNG Holdings S.A., a company owned by the Company's chief executive officer, Dave Schaeffer, for the approximate $200,000 of salaries paid to two employees of LNG that were providing Cogent Europe accounting and management services during 2004. In November 2004, these two employees became employees of Cogent Europe. In January 2004, the Company acquired from LNG its operating subsidiaries in France and Spain.

Purchases from Cisco Systems, Inc.

        In April 2005, the Company entered into a letter of credit for $0.5 million between its commercial bank and Cisco Capital related to a $1.2 million purchase of Cisco Systems network equipment. At the time Cisco Capital owned more than 5% of the Company's common stock. The equipment was delivered to the Company in the third quarter of 2005. In October 2005, the Company entered into an additional $0.5 million letter of credit related to a $3.6 million purchase order for Cisco Systems equipment and prepaid $0.7 million against this purchase. The letters of credit and the $1.0 million restricted short-term investments securing these letters of credit are expected to be released in the first half of 2006 when the final payments for this equipment are made. The Company purchased approximately $5.0 million of network equipment from Cisco Systems for the year ended December 31, 2005. At March 31, 2006, the Company had outstanding purchase obligations to Cisco Systems of approximately $3.8 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following table provides summary information regarding beneficial ownership of our outstanding capital stock as of May 1, 2006, for:

  •
  each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

  •
  each of the executive officers named in the Summary Compensation Table;

  •
  each of our directors; and

  •
  all of our directors and executive officers as a group.

        Certain of the persons and entities listed in the following table will be selling shares in this offering. See "Selling Stockholders."

        Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options and restricted stock currently exercisable or exercisable within the period 60 days after May 1, 2006, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

        Unless otherwise noted, the address for each director and executive officer is c/o Cogent Communications Group, Inc., 1015 31st Street, Washington, D.C. 20007.

	Beneficial Ownership
Name of Beneficial Owner	Number of Shares	Percentage Of Ownership
Entities affiliated with Jerusalem Venture Partners Building One Mahla, Jerusalem 91487(1)	5,706,565	12.9%
Entities affiliated with Oak Investment Partners IX, LP One Gorham Island Westport, CT 06880(2)	4,739,991	10.7%
Entities affiliated with BNP Europe Telecom & Media Fund II, LP(3) BNP Private Equity SA C/O CIBC Financial Center 3RD floor, 11 Dr Roy's Drive, P.O. BOX 694 GT. Grand Cayman, Grand Cayman Island	4,277,741	9.7%
Entities affiliated with Worldview Technology Partners 435 Tasso Street, #120 Palo Alto, CA 94301(4)	3,460,253	7.8%
Columbia Ventures Corporation 203 SE Park Plaza Drive, Suite 270 Vancover, WA 98684	3,099,814	7.0%
Entities affiliated with BCP Capital (previously Broadview Capital Partners) 1810 Gateway Drive, Suite 260 San Mateo, CA 94404(5)	2,166,466	4.9%
Dave Schaeffer(6)	1,792,886	4.1%
Jean-Jacques Bertrand(3)	4,281,491	9.7%
Steven Brooks(5)	2,170,216	4.9%

Edward Glassmeyer(2)	4,743,741	10.7%
Richard T. Liebhaber	—	—
Erel Margalit(1)	5,710,315	12.9%
Kenneth Peterson(7)	3,103,564	7.0%
Timothy Weingarten(4)	3,464,003	7.8%
R. Reed Harrison III(8)	162,059	*
Robert Beury, Jr.	7,359	*
Jeffrey Karnes	11,891	*
Mark Schleifer	10,876	*
Directors and executive officers as a group (15 persons)(9)	25,522,431	57.8%

*
Denotes less than 1% ownership.

(1)
Includes shares held by entities affiliated with Jerusalem Venture Partners, of which Mr. Margalit is Managing General Partner, including: Jerusalem Venture Partners III (Israel), L.P., Jerusalem Venture Partners Entrepreneurs Fund III, L.P., Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., Jerualem Venture Partners IV (Israel), L.P., Jerusalem Venture Partners III, L.P., Jerusalem Venture Partners IV, L.P. and Jerusalem Venture Partners IV-A, L.P. Mr. Margalit disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)
Includes shares held by entities affiliated with Oak Investment Partners, of which Mr. Glassmeyer is a director, including: (a) Oak Investment Partners IX, LP, (b) Oak IX Affiliates Fund, LP, and (c) Oak IX Affiliates (Annex), LP. Mr. Glassmeyer disclaims beneficial ownership of such shares.

(3)
Includes shares held by Natio Vie Developpement3 or NVD3, and BNP Europe Telecom & Media Fund II, or BNP ETMF. BNP ETMF may be deemed to beneficially own the shares owned by NVD3 by virtue of their relationship, whereby BNP Paribas Private Equity SA, or BNP PE is the management company of NVD 3 and BNP PE shares certain common officers with General Business Finance and Investments Ltd, or GBFI, the general partner of BNP ETMF. Mr. Bertrand is an officer of BNP PE and a director and one of the shareholders of GBFI. Mr. Bertrand disclaims beneficial ownership of the shares held by NVD3 and BNP ETMF.

(4)
Includes shares held by entities affiliated with Worldview Technology Partners, of which Mr. Weingarten is General Partner, including: (a) Worldview Technology Partners III, L.P., (b) Worldview Technology International III, L.P., (c) Worldview Strategic Partners III, L.P., (d) Worldview III Carrier Fund, L.P., (e) Worldview Technology Partners IV, L.P., (f) Worldview Technology International IV, L.P., and (g) Worldview Strategic Partners IV, L.P. Mr. Weingarten disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5)
Includes shares held by entities affiliated with BCP Capital, of which Mr. Brooks is Managing Director, including: (a) BCI Holdings LP, (b) Broadview Holdings LLP, (c) Broadview BCPSBS Fund, (d) BCP Associates Fund LLC (previously known as Broadview Capital Partners Affiliates Fund LLC), (e) BCP General LLC (previously known as Broadview Capital Partners Management LLC), and (f) BCP Capital QPF, L.P. (previously known as Broadview Capital Partners Qualified Purchaser Fund L.P.). Mr. Brooks disclaims beneficial ownership of such shares.

(6)
Includes 310,942 shares of common stock, 304,192 of which are owned directly by Mr. Schaeffer and 6,750 shares of which are held by the Schaeffer Descendant's Trust. Mr. Schaeffer disclaims beneficial ownership of such shares. Also includes 1,481,944 shares of restricted stock.

(7)
Includes shares held by Columbia Ventures Corporation, of which Mr. Peterson is Chief Executive Officer.

(8)
Consists of options.

(9)
Consists of Dave Schaeffer, Jean-Jacques Bertrand, Steven Brooks, Edward Glassmeyer, Richard T. Liebhaber, Erel Margalit, Kenneth Peterson, Timothy Weingarten, R. Reed Harrison III, Robert Beury, Jr., Jeffrey Karnes, Mark Schleifer, Thaddeus Weed, R. Brad Kummer and Timothy O'Neill.

SELLING STOCKHOLDERS

        The following table supplements the information set forth under the caption "Selling Stockholders" in the prospectus and, to the extent inconsistent with, amends the information set forth under the caption "Selling Stockholders" in the prospectus. All of the information set forth in the table has been provided by or on behalf of the selling stockholders on or prior to the date of this prospectus supplement and, to our knowledge, is true and correct as of the date of this prospectus supplement. Information about the selling stockholders may change over time. Any changed information supplied to us will be set forth in future prospectus supplements.

	Shares Beneficially Owned Before Offering		Number of Shares Being Offered for Resale under this Prospectus	Shares Beneficially Owned After Offering
Name
	Number	Percentage		Number	Percentage
Entities affiliated with BNP-Europe Telecom & Media Fund II, LP (1)	4,277,741	9.7%	388,283	3,889,458	8.1%
Jean Jacques Bertrand	3,750	*	340	3,410	*
Entities affiliated with Boulder Ventures IV, LP (2)	709,817	1.6%	354,909	354,908	*
Cisco Systems Capital Corporation (3)	1,278,745	2.9%	1,278,745	—	—
Columbia Ventures Corporation (4)	3,099,814	7.0%	—	3,099,814	6.4%
Entities affiliated with Jerusalem Venture Partners (5)	5,706,565	12.9%	899,410	4,807,155	10.0%
Erel Margalit	3,750	*	591	3,159	*
Entities affiliated with Nassau Capital Partners IV, LP (6)	1,041,241	2.4%	520,621	520,620	1.1%
Entities affiliated with Oak Investment Partners IX, LP (7)	4,739,991	10.7%	900,000	3,839,991	8.0%
Entities affiliated with Worldview Technology Partners (8)	3,460,253	7.8%	657,101	2,803,152	5.8%
Dave Schaeffer (9)(10)	1,792,886	4.1%	—	1,792,886	3.7%

*
Denotes less than 1% ownership

(1)
Includes shares held by entities affiliated with BNP-Europe Telecom & Media Fund II, LP including: BNP Europe Telecom & Media Fund II, LP (4,045,256 shares of common stock, of which 367,181 are being offered hereby or 404,204 if the over-allotment option is exercised in full) and Natio Vie Development3 (232,485 shares of common stock, of which 21,102 are being offered hereby or 23,230 if the over-allotment option is exercised in full).

(2)
Includes shares held by entities affiliated with Boulder Ventures IV, LP including: Boulder Ventures IV, LP (42,866 shares of common stock, of which 21,433 are being offered hereby) and Boulder Ventures IV (Annex), LP (666,951 shares of common stock, of which 333,476 are being offered hereby).

(3)
Cisco Systems Capital Corporation is a wholly-owned subsidiary of Cisco Systems, Inc.

(4)
If the over-allotment option is exercised in full, 210,849 of these shares will be sold resulting in ownership of 2,888,965 shares, or 6.0%, after the offering.

(5)
Includes shares held by entities affiliated with Jerusalem Venture Partners including: Jerusalem Venture Partners III (Israel), L.P. (63,741 shares of common stock, of which 10,046 are being offered hereby), Jerusalem Venture Partners Entrepreneurs Fund III, L.P. (174,847 shares of common stock, of which 27,558 are being offered hereby), Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. (27,499 shares of common stock, of which 4,334 are being offered hereby), Jerualem Venture Partners IV (Israel), L.P. (73,985 shares of common stock, of which 11,661 are being offered hereby), Jerusalem Venture Partners III, L.P. (2,274,504 shares of common stock, of which 358,483 are being offered hereby), Jerusalem Venture Partners IV, L.P. (3,065,953 shares of common stock, of which 483,224 are being offered hereby) and Jerusalem Venture Partners IV-A, L.P. (26,036 shares of common stock, of which 4,104 are being offered hereby).

(6)
Includes shares held by entities affiliated with Nassau Capital Partners IV, LP including: Nassau Capital Partners IV, LP (1,025,143 shares of common stock, of which 512,572 are being offered hereby) and NAS Partners I, LLC (16,098 shares of common stock, of which 8,049 are being offered hereby).

(7)
Includes shares held by entities affiliated with Oak Investment Partners IX, LP including: Oak Investment Partners IX, LP (4,581,346 shares of common stock, of which 869,877 are being offered hereby), Oak IX Affiliates Fund, LP (49,499 shares of common stock, of which 9,399 are being offered hereby) and Oak IX Affiliates (Annex), LP (109,146 shares of common stock, of which 20,724 are being offered hereby).

(8)
Includes shares held by entities affiliated with Worldview Technology Partners including: Worldview Technology Partners III, L.P. (1,758,667 shares of common stock, of which 333,971 are being offered hereby); Worldview Technology International III, L.P. (433,464 shares of common stock, of which 82,315 are being offered hereby), Worldview Strategic Partners III, L.P. (38,865 shares of common stock, of which 7,380 are being offered hereby), Worldview III Carrier Fund, L.P. (96,605 shares of common stock, of which 18,345 are being offered hereby), Worldview Technology Partners IV, L.P. (966,906 shares of common stock, of which 183,615 are being offered hereby), Worldview Strategic Partners IV, L.P. (8,056 shares of common stock, of which 1,530 are being offered hereby) and Worldview Technology International IV, L.P. (157,690 shares of common stock, of which 29,945 are being offered hereby).

(9)
If the over-allotment option is exercised in full, 750,000 of these shares will be sold resulting in ownership of 1,042,886 shares, or 2.2% after the offering.

(10)
Shares beneficially owned does not include 71,958 restricted shares vesting after July 1, 2006, and options for 576,930 shares of common stock that vest on November 1, 2006.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our Fifth Amended and Restated Certificate of Incorporation and our bylaws.

        Our certificate of incorporation authorizes 75.0 million shares of common stock, par value $.001 per share and 10,000 shares of preferred stock, par value $.001 per share, the rights and preferences of which may be designated by the board of directors.

Our Common Stock

        Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder or group of holders of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

        Dividend Rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any then-outstanding preferred stock.

        Liquidation Rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

        Other Matters.    The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Registration Rights Agreement

        The holders of common stock issued upon conversion of the Series F preferred stock, Series G preferred stock, Series I preferred stock, Series J preferred stock, Series K preferred stock, Series L preferred stock and Series M preferred stock are parties to a Seventh Amended and Restated Registration Rights Agreement with us, which provides for, among other things, registration rights with respect to common stock issued to the parties to the agreement. The material terms of this agreement are described in more detail in "Shares Eligible for Future Sale—Registration Rights."

Our Preferred Stock

        The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Although we have no present plans to issue any shares of preferred stock, these additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and undesignated preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain provisions of our Bylaws and Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

Transfer Agent and Registrar

        Registrar and Transfer Company has been appointed as the transfer agent and registrar for our common stock.

Listing

        Our common stock is currently traded on the Nasdaq National Market under the symbol "CCOI."

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the perception that such sales could occur, could adversely affect the prevailing market price and our ability to raise capital in the future.

        Upon the closing of this offering, we will have outstanding an aggregate of 48,128,879 shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Certain remaining shares of common stock are deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only in a transaction registered under the Securities Act of 1933 (for example pursuant to the Registration Rights summarized below) or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which rules are summarized below, or another exemption under the Securities Act applies.

        Additionally, as described in "Underwriting—Lock-up Agreements," we have agreed, along with each of the selling stockholders (including our Chief Executive Officer) and certain other stockholders (who together hold over 59.7% of our common stock outstanding on May 10, 2006), that, without the prior written consent of Lehman Brothers Inc. and Bear, Stearns & Co. Inc., subject to some exceptions, and limited extensions in certain circumstances, not to, directly or indirectly, offer for sale, sell, pledge, or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether the transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any other of our securities, or publicly disclose the intention to do any of the foregoing. Our lock-up agreement extends for 90 days from date of this prospectus supplement except that we may issue shares of common stock that are not subject to this lock-up in unregistered transactions in conjunction with an acquisition of a company or business. The lock-up agreements of the selling stockholders and the other stockholders entering into lock-up agreements in connection with this offering permit the parties to sell or otherwise dispose of 50% of their shares after August 31, 2006 and the remaining 50% after November 29, 2006. As a result of these "lock-up" agreements, the shares will be available for sale in the public market, subject to eligibility for sale under Rules 144 or 144(k) or in a registered transaction and subject to the release from lock-up obligations, as follows:

  •
  after August 31, 2006, 11,993,606 shares; and

  •
  after November 29, 2006, the remaining 11,993,606 shares.

        In addition, in connection with our June 2005 public offering, certain other stockholders executed lock-up agreements pursuant to which 375,000 shares, 469,000 shares and 563,000 shares will be released and available for sale on the day immediately after June 2, 2006, August 31, 2006 and November 29, 2006, respectively, subject to limited extensions in certain circumstances.

        The release of shares from the lock-up agreements described above will be extended if:

  •
  during the last 17 days of each restricted period described above, we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of each restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such period;

in which case the restrictions described in the immediately preceding two paragraphs will continue to apply to the applicable shares until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or a material event unless the underwriters publish or distribute any research regarding the earnings results, material news or material event and such research is compliant under Rule 139 of the Securities Act and our securities are actively traded as defined in Rule 101(c)(1) of Regulation M under the Exchange Act.

Rule 144

        In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell, within any 90-day period, upon expiration of any lock-up agreement to which he or she is a party, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 481,288 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to be, or to have been, one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including in some circumstances the holding period of a prior owner, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

        Certain of our stockholders who are subject to the lock-up agreements referred to above entered into a restated registration rights agreement with us, which provides for, among other things, registration rights with respect to common stock held by such parties. Pursuant to the registration rights agreement, these parties may require us to register upon demand the sale of their shares of common stock on up to three occasions. This requirement is called a demand registration. We are required to pay all registration expenses in connection with any demand registration effected pursuant to a registration right. In addition, if we propose to register the sale of any of our common stock under the Securities Act, whether for our own account or otherwise, those stockholders are entitled to notice of the registration and are entitled to include, subject to certain exceptions, their shares of common stock in that registration with all registration expenses paid by us.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service (the "IRS"), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies, or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  partnerships or other pass-through entities or investors in such entities;

  •
  "controlled foreign corporations," "passive foreign corporations," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  U.S. expatriates or former long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

        This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

  •
  an individual who is a citizen or resident of the United States, including an alien individual who is treated as a resident of the United States under Section 7701(b) of the Code;

  •
  a corporation or other entity taxable as a corporation for U.S. tax purposes created or organized in or under the laws of the United States or of any state therein or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.

Distributions

        If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

        You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes (a "USRPHC") at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

        Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

        Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

        Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are acting as the representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	3,240,000
Bear, Stearns & Co. Inc.	1,980,000
Thomas Weisel Partners LLC	1,980,000
Wachovia Capital Markets, LLC	1,350,000
Friedman, Billings, Ramsey & Co., Inc.	450,000

Total	9,000,000

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in our business or in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	No Exercise	Full Exercise
Per share	$0.4725	$0.4725
Total	$4,252,500	$4,890,375

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.2835 per share. After the offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be $0.7 million (excluding underwriting discounts and commissions).

        The selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event any profit on the shares by the selling stockholders may be deemed to be underwriting compensation under the Securities Act.

Option to Purchase Additional Shares

        We and certain of our stockholders, including our Chairman and Chief Executive Officer Dave Schaeffer have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of 1,350,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 9,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

        We and the selling stockholders and certain other stockholders have agreed that, subject to some exceptions and extensions under limited circumstances, without the prior written consent of each of Lehman Brothers Inc. and Bear, Stearns & Co. Inc., we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

        Our lock-up agreement extends for 90 days from date of this prospectus supplement except that we may issue shares of common stock that are not subject to this lock-up in unregistered transactions in conjunction with an acquisition of a company or business. The lock-up agreements of the selling stockholders and the other stockholders entering into lock-up agreements in connection with this offering permit the parties to sell or otherwise dispose of 50% of their shares after August 31, 2006 and the remaining 50% after November 29, 2006. The shares subject to these lock-up agreements will be released from the agreements in the following increments:

  •
  after August 31, 2006, 11,993,606 shares; and

  •
  after November 29, 2006, the remaining 11,993,606 shares.

        In addition, in connection with our June 2005 public offering, certain other stockholders executed lock-up agreements pursuant to which 375,000 shares, 469,000 shares and 563,000 shares will be released and available for sale on the day immediately after June 2, 2006, August 31, 2006 and November 29, 2006, respectively, subject to limited extensions in certain circumstances.

        The restricted periods described in the preceding paragraph will be extended if:

  •
  during the last 17 days of each restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of each restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or a material event, unless such extension is waived in writing by Lehman Brothers and Bear, Stearns & Co. Inc. unless the underwriters publish or distribute any research regarding the earnings results, material news or material event and such research is compliant under Rule 139 of the Securities Act and our securities are actively traded as defined in Rule 101(c)(1) of Regulation M under the Exchange Act.

        Lehman Brothers Inc. and Bear, Stearns & Co. Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Bear, Stearns & Co. Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

        Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. Lehman Brothers Inc., Thomas Weisel Partners LLC and Friedman, Billings, Ramsey & Co., Inc. acted as underwriters of our June 2005 public offering of common stock by us in connection with which they received customary underwriting discounts and commissions and reimbursement of certain expenses.

Foreign Selling Restrictions

  United Kingdom

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as "relevant persons"). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

  (b)
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

  European Economic Area

        To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than $43,000,000 and (3) an annual net turnover of more than $50,000,000, as shown in its last annual or consolidated accounts, or

  (c)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

        The EEA selling restriction is in addition to any other selling restrictions set out below. In relation to each Relevant Member State, each purchaser of shares of common stock (other than the underwriters) will be deemed to have represented, acknowledged and agreed that it will not make an offer of shares of common stock to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, make an offer of shares of common stock to the public in that Relevant Member State at any time in any circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any shares of common stock in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any shares of common stock in any Relevant Member State has the same meaning as in the preceding paragraph.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Washington, D.C. Various legal matters relating to this offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

INCORPORATION BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006, our report on Form 10-Q for the fiscal quarter ended March 31, 2006, our current reports on Form 8-K filed on March 2, 2006 and March 24, 2006 and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus supplement and the termination of the offering.

        We will furnish without charge to you, upon written or oral request, a copy of any documents incorporated by reference, including exhibits to such documents. You should direct any requests for documents to Cogent Communications Group, Inc., 1015 31st Street N.W., Washington, D.C. 20007, telephone: (202) 295-4200.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

        We are currently subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934. You may read and copy any document we file or have filed with the SEC, including the registration statement of which this prospectus is a part and the exhibits thereto, may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC's Internet site at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (202) 295-4200 or by mail at Cogent Communications Group, Inc., 1015 31st Street N.W., Washington, D.C. 20007.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Cogent Communications Group, Inc. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of December 31, 2005 and March 31, 2006 (unaudited)	S-F-2
Condensed Consolidated Statements of Operations for the three months ended March 31, 2005 and March 31, 2006 (unaudited)	S-F-3
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and March 31, 2006 (unaudited)	S-F-4
Notes to Interim Condensed Consolidated Financial Statements (unaudited)	S-F-5
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	S-F-15
Consolidated Balance Sheets as of December 31, 2004 and 2005	S-F-16
Consolidated Statements of Operations for the Years Ended December 31, 2003, December 31, 2004 and December 31, 2005	S-F-17
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2003, December 31, 2004 and December 31, 2005	S-F-18
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, December 31, 2004 and December 31, 2005	S-F-21
Notes to Consolidated Financial Statements	S-F-23

S-F-1

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND MARCH 31, 2006

(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2005	March 31, 2006
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$29,883	$20,611
Short term investments — restricted	1,283	630
Accounts receivable, net of allowance for doubtful accounts of $1,437 and $1,231, respectively	16,452	16,192
Prepaid expenses and other current assets	3,959	4,756

Total current assets	51,577	42,189
Property and equipment, net	292,787	284,474
Intangible assets, net	2,554	2,142
Other assets ($1,118 restricted)	4,455	4,313

Total assets	$351,373	$333,118

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$11,521	$10,352
Accrued liabilities	16,275	14,954
Capital lease obligations, current maturities	6,698	5,828

Total current liabilities	34,494	31,134
Convertible subordinated notes, net of discount of $3,478 and $2,983, respectively	6,713	7,208
Capital lease obligations, net of current maturities	85,694	83,524
Other long-term liabilities	3,471	3,091

Total liabilities	130,372	124,957
Commitments and contingencies:
Stockholders' equity:
Common stock, $0.001 par value; 75,000,000 shares authorized; 44,092,652 and 44,128,879 shares outstanding, respectively	44	44
Additional paid-in capital	440,500	434,318
Deferred compensation	(9,680)	—
Stock purchase warrants	764	764
Treasury stock, 61,462 shares	(90)	(90)
Accumulated other comprehensive income — foreign currency translation adjustment	665	768
Accumulated deficit	(211,202)	(227,643)

Total stockholders' equity	221,001	208,161

Total liabilities and stockholders' equity	$351,373	$333,118

The accompanying notes are an integral part of these condensed consolidated balance sheets.

S-F-2

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND MARCH 31, 2006

(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	(Unaudited)	(Unaudited)
Net service revenue	$34,414	$34,447
Operating expenses:
Network operations (including $96 and $105 of equity-based compensation expense, respectively, exclusive of amounts shown separately)	23,033	20,442
Selling, general, and administrative (including $3,099 and $3,394 of equity-based compensation expense, respectively, and $922 and $332 of bad debt expense, net of recoveries, respectively)	13,395	14,179
Depreciation and amortization	13,680	14,144

Total operating expenses	50,108	48,765

Operating loss	(15,694)	(14,318)
Gain on disposal of assets, net	3,372	—
Interest income and other, net	208	493
Interest expense	(2,859)	(2,616)

Net loss	$(14,973)	$(16,441)

Net loss per common share:
Basic and diluted net loss per common share	$(0.96)	$(0.38)

Weighted-average common shares—basic and diluted	15,610,722	43,841,837

The accompanying notes are an integral part of these condensed consolidated statements of operations.

S-F-3

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND MARCH 31, 2006

(IN THOUSANDS)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net cash used in operating activities	$(6,622)	$(1,591)

Cash flows from investing activities:
Purchases of property and equipment	(3,092)	(4,662)
Purchase of German network assets	(955)	—
Maturities of short term investments	154	653
Restricted cash-collateral under credit facility	(4,000)	—
Proceeds from dispositions of assets	5,082	93

Net cash used in investing activities	(2,811)	(3,916)

Cash flows from financing activities:
Proceeds from issuance of subordinated note — related party	10,000	—
Borrowings under credit facility	10,000	—
Repayments under credit facility	(2,736)	—
Repayments of capital lease obligations	(4,053)	(3,738)

Net cash provided by (used in) financing activities	13,211	(3,738)

Effect of exchange rate changes on cash	(310)	(27)

Net increase (decrease) in cash and cash equivalents	3,468	(9,272)
Cash and cash equivalents, beginning of period	13,844	29,883

Cash and cash equivalents, end of period	$17,312	$20,611

The accompanying notes are an integral part of these condensed consolidated statements of cash flows.

S-F-4

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 and 2006
(unaudited)

1.     Description of the business and recent developments:

Description of business

        Cogent Communications, Inc. ("Cogent") was formed on August 9, 1999, as a Delaware corporation and is headquartered in Washington, DC. In 2001, Cogent formed Cogent Communications Group, Inc. (the "Company"), a Delaware corporation.

        The Company is a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol ("IP") communications services. The Company's network is specifically designed and optimized to transmit data using IP. The Company delivers its services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through approximately 10,000 customer connections in North America and Western Europe.

        The Company's primary on-net service is Internet access at a speed of 100 Megabits per second. The Company offers this on-net service exclusively through its own facilities, which run all the way to its customers' premises. Because of its integrated network architecture, the Company is not dependent on local telephone companies to serve its on-net customers. The Company's typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. The Company also provides on-net Internet access at higher speeds to certain bandwidth-intensive users such as universities, other Internet service providers, telephone companies, cable television companies and commercial content providers.

        In addition to providing on-net services, the Company also provides Internet connectivity to customers that are not located in buildings directly connected to its network. The Company serves these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from its customers' premises to the Company's network. The Company also operates data centers throughout North America and Western Europe that allow customers to collocate their equipment and access its network. The Company also continues to provide certain non-core services that are legacy services it acquired but does not actively sell.

Shelf registration statement

        The Company filed a shelf registration statement on Form S-3 (File No. 333-133200) with the Securities and Exchange Commission on April 11, 2006, as amended, to sell up to $75.0 million worth of shares of common stock, preferred stock, warrants or debt securities in a public offering. There can be no assurances that an offering will be completed.

Basis of presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments that the Company considers necessary for the fair presentation of its results of operations and cash flows for the interim periods covered, and of the financial position of the Company at the date of the interim condensed consolidated balance sheet. Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U. S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The operating results for interim periods are not necessarily indicative of the operating results for the entire year. While the Company believes that the disclosures are adequate to

S-F-5

not make the information misleading, these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in its 2005 annual report on Form 10-K.

        The accompanying unaudited consolidated financial statements include all wholly owned subsidiaries. All inter-company accounts and activity have been eliminated.

Use of estimates

        The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

International operations

        The Company recognizes revenue from operations in Canada through its wholly owned subsidiary, Cogent Canada. Revenue for Cogent Canada for the three months ended March 31, 2005 and 2006 was $1.9 million and $2.4 million, respectively. Cogent Canada's total assets were $10.1 million at March 31, 2006 and $12.0 million at December 31, 2005. Revenue for the Company's European operations for the three months ended March 31, 2005 and 2006 was $7.0 million and $7.3 million, respectively. Cogent Europe's total consolidated assets were $56.2 million at March 31, 2006 and $57.1 million at December 31, 2005.

Foreign currency translation adjustment and comprehensive loss

        The functional currency of Cogent Canada is the Canadian dollar. The functional currency of Cogent Europe is the euro. The consolidated financial statements of Cogent Canada, and Cogent Europe, are translated into U.S. dollars using the period-end foreign currency exchange rates for assets and liabilities and the average foreign currency exchange rates for the period for revenues and expenses. Gains and losses on translation of the accounts of the Company's non-U.S. operations are accumulated and reported as a component of other comprehensive loss in stockholders' equity.

        Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting of Comprehensive Income" requires "comprehensive income" and the components of "other comprehensive income" to be reported in the financial statements and/or notes thereto. The Company's only components of "other comprehensive income" are currency translation adjustments for all periods presented.

	Three months ended March 31, 2005	Three months ended March 31, 2006
Net loss	$(14,973)	$(16,441)
Currency translation	(381)	103

Comprehensive loss	$(15,354)	$(16,338)

Financial instruments

        The Company was party to letters of credit totaling approximately $1.7 million at March 31, 2006 and $2.2 million as of December 31, 2005. These letters of credit are secured by certificates of deposit of approximately $1.7 million at March 31, 2006 and $2.4 million at December 31, 2005 that are restricted and included in short-term investments and other assets.

S-F-6

Basic and diluted net loss per common share

        The weighted-average common shares basic and diluted increased from 15.6 million for the three months ended March 31, 2005 to 43.8 million for the three months ended March 31, 2006 primarily due to the effect of the conversion of the Company's shares of preferred stock into 31.6 million shares of common stock on February 14, 2005 and the Company's public offering of 11.5 million shares of common stock which closed in June 2005.

        For the three months ended March 31, 2005 and March 31, 2006, options to purchase 1.1 million and 1.2 million shares of common stock at weighted-average exercise prices of $2.33 and $2.72 per share, respectively, are not included in the computation of diluted earnings per share as the effect would be anti-dilutive. Additionally, for the three months ended March 31, 2005 and March 31, 2006, 0.7 million and 0.3 million unvested restricted shares of common stock, respectively, are not included in the computation of earnings per share. These shares will be included in the computation as they vest.

2.     Stock-based compensation:

        Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), and related Interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), "Share-Based Payment" ("Statement 123(R)"), using the modified-prospective-transition method.

        Under the modified-prospective-transition method, compensation cost recognized in the first quarter of 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value. Results for prior periods have not been restated. As a result of adopting Statement 123(R), the Company's net loss for the three-month period ended March 31, 2006, is approximately $0.1 million greater than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the three-month period ended March 31, 2006 would have been $(0.37) if the Company had not adopted Statement 123(R), compared to reported basic and diluted loss per share of $(0.38). Upon the adoption of Statement 123(R), $9.7 million of deferred compensation was offset against additional paid-in-capital.

S-F-7

        The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of Statement 123 for the three-month period ended March 31, 2005.

Three Months Ended March 31, 2005
(in thousands, except per share data)
Net loss, as reported	$(14,973)
Add: Stock-based employee compensation expense included in reported net loss	3,195
Deduct: Stock-based employee compensation expense if Statement 123 had been applied to all grants	(3,334)

Pro forma net loss applicable to common stock	$(15,112)

Net loss per share:
Loss per share as reported — basic and diluted	$(0.96)

Pro forma loss per share — basic and diluted	$(0.97)

        Pro forma information regarding net loss and net loss per share is required by Statement 123 and, in periods prior to January 1, 2006, had been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company determines the fair value of grants of its restricted common stock by the closing trading price of its common stock on the grant date. The following weighted-average assumptions were used for options granted in the three months ended March 31, 2006:

Dividend yield	0.0%
Expected volatility	61.8%
Risk-free interest rate	4.6%
Expected life of the option term (in years)	5.0

        During the quarter ended March 31, 2006, the Company issued 22,500 common shares to non-management directors. These grants were valued at the Company's closing price on the date of grant, were fully vested upon grant, and resulted in approximately $0.1 million of compensation expense during the quarter ended March 31, 2006.

Incentive award plan

        In 1999, the Company adopted its Equity Incentive Plan. In September 2003, the Compensation Committee of the board of directors adopted and the stockholders approved, the Company's Incentive Award Plan (the "Award Plan"). Stock options generally vest over a four-year period and have a term of ten years. Grants of shares of restricted stock vest over periods ranging from immediate vesting to over a four-year period. Certain option and share grants provide for accelerated vesting if there is a change in control, as defined. For grants of restricted stock, when an employee terminates prior to full vesting the employee retains their vested shares and the employees' unvested shares are returned to the plan. For grants of options for common stock, when an employee terminates prior to full vesting the employee may elect to exercise their vested options for a period of ninety days and any of the employees' unvested options are returned to the plan. Compensation expense for all awards is recognized ratably over the service period. Shares issued to satisfy awards are provided from the Company's authorized shares.

S-F-8

        In April 2005, the Company's board of directors and stockholders approved an increase in the number of shares available for grant under the Award Plan of 0.6 million shares of common stock to a total of 3.8 million available shares. As of March 31, 2006, there were a total of 0.5 million shares available for grant under the Award Plan.

Compensation charges—stock options and restricted stock

        Compensation expense related to stock options and restricted stock was approximately $3.2 million for the three months ended March 31, 2005 and $3.5 million for the three months ended March 31, 2006. As of March 31, 2006 there was approximately $8.0 million of total unrecognized compensation cost related to nonvested share-based compensation awards. That cost is expected to be recognized over a weighted average period of approximately thirteen months.

        The total intrinsic value of stock options exercised during the three-month period ended March 31, 2006 was approximately $0.1 million. The weighted-average grant-date fair value of stock options granted during the quarter ended March 31, 2006 was $3.79 per share. Stock options activity during the period from December 31, 2005 to March 31, 2006, was as follows:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2005	1,234,640	$2.68
Granted	11,928	$6.72
Exercises—no cash received	(13,882)	$—
Cancellations	(7,878)	$6.79

Outstanding at March 31, 2006—$8.7 million intrinsic value and 8.6 years weighted average remaining contractual term	1,224,808	$2.72

Exercisable at March 31, 2006—$0.9 million intrinsic value and 8.4 years weighted average remaining contractual term	192,411	$5.21

Expected to vest—$7.5 million intrinsic value and 8.6 years weighted average remaining contractual term	1,048,740	$2.65

        Restricted stock activity during the period from December 31, 2005 to March 31, 2006, was as follows:

Number of Shares
Outstanding at December 31, 2005	1,730,764
Granted	22,500
Exercises	(68,247)
Cancellations	(153)

Outstanding at March 31, 2006	1,684,864

Exercisable at March 31, 2006	1,411,771

S-F-9

        A summary of the status of the Company's nonvested restricted stock awards as of December 31, 2005 and the changes during the three months ended March 31, 2006 is as follows:

Nonvested awards	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2005	407,991	$20.57
Granted	22,500	$6.55
Vested	(157,245)	$20.44
Forfeited	(153)	$34.27

Nonvested at March 31, 2006	273,093	$20.44

3.     Property and equipment and asset held for sale:

        Property and equipment consisted of the following (in thousands):

	December 31, 2005	March 31, 2006
Owned assets:
Network equipment	$233,275	$237,129
Leasehold improvements	63,327	64,465
System infrastructure	36,549	37,163
Software	7,688	7,688
Office and other equipment	5,973	6,392
Buildings	1,435	1,463
Land	226	230

	348,473	354,530
Less—Accumulated depreciation and amortization	(167,768)	(180,569)

	180,705	173,961
Assets under capital leases:
IRUs	139,669	140,150
Less—Accumulated depreciation and amortization	(27,587)	(29,637)

	122,082	110,513

Property and equipment, net	$292,787	$284,474

        Depreciation and amortization expense related to property and equipment and capital leases was $12.2 million and $13.8 million for the three months ended March 31, 2005 and 2006, respectively.

Asset held for sale

        In March 2005, the Company sold a building and land located in Lyon, France for net proceeds of $5.1 million. This transaction resulted in a gain of approximately $3.8 million included as a component of net gain on dispositions of assets in the accompanying statement of operations for the three months ended March 31, 2005.

Capitalized network construction labor and related costs

        For the three months ended March 31, 2005 and 2006, the Company capitalized salaries and related benefits of employees working directly on the construction and build-out of its network of $0.6 million and $0.6 million, respectively.

S-F-10

4.     Intangible assets:

        Intangible assets are being amortized over periods ranging from 12 to 60 months. Amortization expense for the three months ended March 31, 2005 and 2006 was approximately $1.4 million and $0.4 million, respectively.

5.     Accrued liabilities:

Paris office lease—restructuring charges

        In 2004, the French subsidiary of Cogent Europe re-located its Paris headquarters. A reconciliation of the amounts related to these contract termination costs is as follows (in thousands):

Restructuring accrual
Balance—December 31, 2005	$1,552
Amortization of discount	41
Effect of exchange rates	25
Amounts paid	(311)

Balance—March 31, 2006	1,307
Current portion (included in accrued liabilities)	(1,181)

Long term portion (included in other long term liabilities)	$126

Acquired lease obligations

        In December 2004, the Company accrued for the net present value of estimated cash flows for amounts related to leases of abandoned facilities acquired in its Verio acquisition. A reconciliation of the amounts related to these contract termination costs is as follows (in thousands):

Lease accrual
Assumed obligation—balance December 31, 2005	$2,720
Amortization of discount	44
Amounts paid	(201)

Balance—March 31, 2006	2,563
Current portion (included in accrued liabilities)	(674)

Long term portion (included in other long term liabilities)	$1,889

6.     Long-term debt and credit facility:

Subordinated note

        On February 24, 2005, the Company issued a subordinated note in the principal amount of $10.0 million to Columbia Ventures Corporation, a stockholder, in exchange for $10.0 million in cash. The terms of the note required the payment of all principal and accrued interest upon the occurrence of a liquidity event, which was defined as an equity offering of at least $30 million in net proceeds. The Company's June 2005 public offering was considered a liquidity event and in June 2005 the Company repaid the $10.0 million subordinated note, plus accrued interest of $0.3 million.

Credit facility

        The Company has a credit facility with a commercial bank that provides for borrowings up to $20.0 million. The credit facility matures on January 31, 2007 and is secured by a first priority lien on the Company's accounts receivable and on a majority of the Company's other assets. The borrowing

S-F-11

base is determined primarily by the aging characteristics related to the Company's accounts receivable and the amount of the Company's cash held by the commercial bank. In March 2005, the Company borrowed $10.0 million that was repaid in June 2005. Borrowings under the credit facility accrue interest at the prime rate plus 1.5% and may, in certain circumstances, be reduced to the prime rate plus 0.5%. Interest is paid monthly. The line includes an unused facility fee of 0.375% and a 0.75% prepayment penalty. The agreements governing the credit facility contain certain customary representations and warranties, covenants, notice provisions and events of default including a requirement to maintain a certain percentage of the Company's unrestricted cash with the commercial bank and financial covenants based upon the Company's operating performance and capital expenditures. There were no amounts borrowed since June 2005 and no amounts outstanding under the credit facility at March 31, 2006.

7.     Contingencies:

Current and potential litigation

        During 2004, Cogent Europe's subsidiaries provided network services to and in turn utilized the network of LambdaNet Communications AG ("LambdaNet Germany") in order for each entity to provide services to certain of their respective customers under a network sharing agreement. LambdaNet Germany was a majority owned subsidiary of a related party, LNG Holdings S.A. ("LNG") from November 2003 until April 2004 when LambdaNet Germany was sold to an unrelated party. The Company is involved in a dispute over services provided by and to LambdaNet Germany during the time LambdaNet Germany was a sister company of the Company's French and Spanish subsidiaries. Cogent France and Cogent Spain are no longer sister companies of LambdaNet Germany. LambdaNet Germany has filed a lawsuit in Germany against Cogent Spain seeking approximately $1.0 million. LambdaNet Germany has indicated that it also has similar claims totaling an additional $3.0 million against Cogent France and other Cogent subsidiaries. The Company intends to vigorously defend its position related to these charges and believes it has defenses and offsetting claims against LambdaNet Germany and that it has adequately reserved for any potential liability.

        The Company is involved in disputes with certain telephone companies that provide it local circuits or leased optical fibers. In one case the provider has filed suit. In the other cases the provider has threatened to file suit or to terminate service, which would disrupt service to some of the Company's customers. The total amount claimed by these vendors is $4.5 million. The Company does not believe any of these amounts are owed to these providers and intends to vigorously defend its position and believes that it has adequately reserved for any potential liability.

        The Company has been made aware of several other companies in its own and in other industries that use the word "Cogent" in their corporate names. One company has informed the Company that it believes the Company's use of the name "Cogent" infringes on its intellectual property rights in that name. If such a challenge is successful, the Company could be required to change its name and lose the goodwill associated with the Cogent name in its markets. Management does not believe such a challenge, if successful, would have a material impact on the Company's business, financial condition or results of operations.

        In December 2003, several former employees of Cogent Spain filed claims related to their termination of employment. One case has been resolved and the others are in various stages of appeal. The Company intends to continue to vigorously defend its position related to these charges and feels that it has adequately reserved for any potential liability.

        In 2003, a former employee filed a counterclaim against the Company in state court in California seeking additional commissions. The Company had filed a claim against this employee for breach of contract, among other claims. A judgment was awarded to the former employee and the Company appealed the case. In 2004, the Company paid approximately $0.6 million and an additional

S-F-12

$0.2 million in February 2006 to the state court as part of the appeal. In February 2006, the appeals court ruled and remanded the case to the lower court. The case has now been concluded and in the second quarter of 2006 the Company expects to receive a net refund of amounts previously paid of approximately $0.6 million.

        In the normal course of business the Company is involved in other legal activities and claims. Because such matters are subject to many uncertainties and the outcomes are not predictable with assurance, the liability related to these legal actions and claims cannot be determined with certainty. Management does not believe that such claims and actions will have a material impact on the Company's financial condition or results of operations.

8.     Related party transactions:

Office lease

        The Company's headquarters is located in an office building owned by an entity controlled by the Company's Chief Executive Officer. The Company pays approximately $30,000 per month in rent. The lease expires in August 2006 and the Company has the option to extend the lease to August 2007.

Marketing agreement

        The Company has entered into an agency sales and mutual marketing agreement with CTC Communications Corporation, a company owned indirectly by one of the Company's directors. CTC is also a customer and the Company has billed and recorded revenue from CTC of approximately $5,000 per month since January 2004.

Transatlantic circuits

        The Company uses transatlantic circuits provided by a company owned by one of its directors. The Company pays approximately $50,000 per month under this arrangement.

Letters of credit and purchase orders

        The Company purchases network equipment from Cisco Systems, Inc. who is a shareholder. In October 2005, the Company entered into a $0.5 million letter of credit related to a $3.5 million purchase order for Cisco equipment and prepaid $0.7 million against this purchase. The letter of credit and the $0.5 million restricted short-term investment securing this letter of credit are expected to be released in 2006 when the final payments for this equipment are made. The Company purchased approximately $2.1 million of network equipment from Cisco for the three months ended March 31, 2006. There were no purchases for the three months ended March 31, 2005. At March 31, 2006 the Company had outstanding purchase obligations to Cisco of approximately $3.8 million.

S-F-13

9.     Segment information:

        The Company operates as one operating segment. Below are the Company's net service revenues and long lived assets by geographic region (in thousands):

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Net service revenue
North America	$27,455	$27,135
Europe	6,959	7,312

Total	$34,414	$34,447

	December 31, 2005	March 31, 2006
Long lived assets, net
North America	$252,343	$244,451
Europe	42,998	42,165

Total	$295,341	$286,616

S-F-14

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cogent Communications Group, Inc.

        We have audited the accompanying consolidated balance sheets of Cogent Communications Group, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cogent Communications Group, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cogent Communications Group, Inc. and subsidiaries internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2005 expressed an unqualified opinion thereon.

                      /s/ Ernst & Young LLP

McLean, VA
March 13, 2006

S-F-15

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2004	2005
Assets
Current assets:
Cash and cash equivalents	$13,844	$29,883
Short term investments ($355 and $1,283 restricted, respectively)	509	1,283
Accounts receivable, net of allowance for doubtful accounts of $3,229 and $1,437, respectively	13,564	16,452
Prepaid expenses and other current assets	4,224	3,959

Total current assets	32,141	51,577
Property and equipment:
Property and equipment	475,775	488,142
Accumulated depreciation and amortization	(138,500)	(195,355)

Total property and equipment, net	337,275	292,787
Total intangible assets, net	3,125	2,554
Asset held for sale	1,220	—
Deposits and other assets ($1,370 and $1,118 restricted, respectively)	4,825	4,455

Total assets	$378,586	$351,373

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$16,090	$11,521
Accrued liabilities	20,669	16,275
Current maturities, capital lease obligations	7,488	6,698

Total current liabilities	44,247	34,494
Amended and Restated Cisco Note—related party	17,842	—
Capital lease obligations, net of current maturities	95,887	85,694
Convertible subordinated notes, net of discount of $5,026 and $3,478, respectively	5,165	6,713
Other long term liabilities	2,955	3,471

Total liabilities	166,096	130,372

Commitments and contingencies:
Stockholders' equity:
Convertible preferred stock, Series F, $0.001 par value; 11,000 shares authorized, issued and outstanding at December 31, 2004; none at December 31, 2005	10,904	—
Convertible preferred stock, Series G, $0.001 par value; 41,030 shares authorized, 41,021 shares issued and outstanding at December 31, 2004; none at December 31, 2005	40,778	—
Convertible preferred stock, Series H, $0.001 par value; 84,001 shares authorized, 45,821 shares issued and outstanding at December 31, 2004; none at December 31, 2005	44,309	—
Convertible preferred stock, Series I, $0.001 par value; 3,000 shares authorized, 2,575 shares issued and outstanding at December 31, 2004; none at December 31, 2005	2,545	—
Convertible preferred stock, Series J, $0.001 par value; 3,891 shares authorized, 3,891 shares issued and outstanding at December 31, 2004; none at December 31, 2005	19,421	—
Convertible preferred stock, Series K, $0.001 par value; 2,600 shares authorized, issued and outstanding at December 31, 2004; none at December 31, 2005	2,588	—
Convertible preferred stock, Series L, $0.001 par value; 185 shares authorized, issued and outstanding at December 31, 2004; none at December 31, 2005	927	—
Convertible preferred stock, Series M, $0.001 par value; 3,701 shares authorized, issued and outstanding at December 31, 2004; none at December 31, 2005	18,353	—
Common stock, $0.001 par value; 75,000,000 shares authorized; 827,487 and 44,092,652 shares issued and outstanding, respectively	1	44
Additional paid-in capital	236,692	440,500
Deferred compensation	(22,533)	(9,680)
Stock purchase warrants	764	764
Treasury stock, 61,462 shares	(90)	(90)
Accumulated other comprehensive income—foreign currency translation adjustment	1,515	665
Accumulated deficit	(143,684)	(211,202)

Total stockholders' equity	212,490	221,001

Total liabilities and stockholders' equity	$378,586	$351,373

The accompanying notes are an integral part of these consolidated balance sheets.

S-F-16

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, DECEMBER 31, 2004 AND DECEMBER 31, 2005

(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	2003	2004	2005
Service revenue, net	$59,422	$91,286	$135,213
Operating expenses:
Network operations (including $1,307, $858 and $399 of amortization of deferred compensation expense, respectively, exclusive of amounts shown separately)	48,324	64,324	86,193
Selling, general, and administrative (including $17,368, $11,404 and $12,906 of amortization of deferred compensation expense, and $3,876, $3,995 and $4,574 of bad debt expense, respectively)	43,938	51,786	54,250
Restructuring charges	—	1,821	1,319
Terminated public offering costs	—	779	—
Depreciation and amortization	48,387	56,645	55,600

Total operating expenses	140,649	175,355	197,362

Operating loss	(81,227)	(84,069)	(62,149)
Gains—Cisco credit facility—related party	215,432	—	842
Gain—Allied Riser note exchange	24,802	—	—
Gains—capital lease obligation restructurings	—	5,292	844
Gain—disposition of assets	—	—	3,372
Interest income and other	1,512	2,119	1,320
Interest expense	(19,776)	(13,002)	(11,747)

Net income (loss)	$140,743	$(89,660)	$(67,518)

Beneficial conversion charges	(52,000)	(43,986)	—

Net income (loss) available to common shareholders	$88,743	$(133,646)	$(67,518)

Net income (loss) per common share:
Basic net income (loss) per common share	$17.74	$(117.43)	$(1.96)

Beneficial conversion charge	$(6.55)	$(57.61)	$—

Basic net income (loss) per common share available to common shareholders	$11.18	$(175.03)	$(1.96)

Diluted net income (loss) per common share	$17.73	$(117.43)	$(1.96)

Beneficial conversion charge	$(6.55)	$(57.61)	$—

Diluted net income (loss) per common share available to common shareholders	$11.18	$(175.03)	$(1.96)

Weighted-average common shares—basic	7,935,831	763,540	34,439,937

Weighted-average common shares—diluted	7,938,898	763,540	34,439,937

The accompanying notes are an integral part of these consolidated balance sheets.

S-F-17

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 DECEMBER 31, 2004 AND DECEMBER 31, 2005
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Common Stock						Preferred Stock—A		Preferred Stock—B		Preferred Stock—C
			Additional Paid-in Capital	Deferred Compensation	Treasury Stock	Stock Purchase Warrants
	Shares	Amount					Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	174,192	$—	$49,203	$(6,024)	$—	$9,012	26,000,000	$25,892	19,370,223	$88,009	49,773,402	$61,345
Cancellations of shares granted to employees	—	—	(569)	995	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	18,675	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred stock, net	—	—	—	(46,416)	—	—	—	—	—	—	—	—
Conversion of preferred stock into common stock	538,786	1	183,753	—	—	(8,248)	(26,000,000)	(25,892)	(19,362,531)	(87,974)	(49,773,402)	(61,345)
Cancellation of common stock—treasury stock	(61,291)	—	—	90	(90)	—	—	—	—	—	—	—
Shares returned to treasury—Allied Riser merger	(171)	—	—	—	—	—	—	—	—	—	—	—
Common shares issued—Allied Riser merger	2,051	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Series B preferred stock	—	—	35	—	—	—	—	—	(7,692)	(35)	—	—
Issuance of options for common stock—FNSI acquisition	—	—	52	—	—	—	—	—	—	—	—	—
Beneficial conversion charge	—	—	52,000	—	—	—	—	—	—	—	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	(52,000)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2003	653,567	—	232,475	(32,680)	(90)	764	—	—	—	—	—	—
Cancellations of shares granted to employees	—	—	—	4,966	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	12,262	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred stock, net	—	—	—	(2,370)	—	—	—	—	—	—	—	—
Issuances of options for preferred stock	—	—	—	(4,711)	—	—	—	—	—	—	—	—
Conversion of preferred stock into common stock	173,920	—	3,808	—	—	—	—	—	—	—	—	—
Beneficial conversion charge	—	—	43,896	—	—	—	—	—	—	—	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	(43,896)	—	—	—	—	—	—	—	—	—
Contribution of capital—LNG—related party	—	—	410	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	827,487	1	236,692	(22,533)	(90)	764	—	—	—	—	—	—
Cancellations of shares granted to employees	(23,069)	—	(686)	697	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	13,306	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of common stock, net	11,719,231	11	64,712	(1,150)	—	—	—	—	—	—	—	—
Conversion of preferred stock into common stock	31,569,003	32	139,782	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2005	44,092,652	$44	$440,500	$(9,680)	$(90)	$764	—	$—	—	$—	—	$—

The accompanying notes are an integral part of these consolidated balance sheets.

S-F-18

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003 DECEMBER 31, 2004 AND DECEMBER 31, 2005
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Preferred Stock—D		Preferred Stock—E		Preferred Stock—F		Preferred Stock—G		Preferred Stock—H		Preferred Stock—I
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	(500)	(426)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred stock, net	3,426,293	4,272	3,426,293	4,272	11,000	10,904	41,030	40,787	53,873	46,416	—	—
Conversion of preferred stock into common stock	(3,426,293)	(4,272)	(3,426,293)	(4,272)	—	—	—	—	—	—	—	—
Cancellation of common stock—treasury stock	—	—	—	—	—	—	—	—	—	—	—	—
Shares returned to treasury—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	—	—
Common shares issued—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Series B preferred stock	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of options for common stock—FNSI acquisition	—	—	—	—	—	—	—	—	—	—	—	—
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2003	—	—	—	—	11,000	10,904	41,030	40,787	53,373	45,990	—	—
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	(5,127)	(4,965)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred stock, net	—	—	—	—	—	—	—	—	1,913	2,370	2,575	2,545
Issuances of options for preferred stock	—	—	—	—	—	—	—	—	—	4,711	—	—
Conversion of preferred stock into common stock	—	—	—	—	—	—	(9)	(9)	(4,338)	(3,797)	—	—
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	—	—	—	—	—	—	—	—	—	—
Contribution of capital—LNG—related party	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	$—	—	$—	11,000	$10,904	41,021	$40,778	45,821	$44,309	2,575	$2,545
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	(14)	(11)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of common stock, net	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of preferred stock into common stock	—	—	—	—	(11,000)	(10,904)	(41,021)	(40,778)	(45,807)	(44,298)	(2,575)	(2,545)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2005	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

The accompanying notes are an integral part of these consolidated statements.

S-F-19

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003 DECEMBER 31, 2004 AND DECEMBER 31, 2005
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Preferred Stock—J		Preferred Stock—K		Preferred Stock—L		Preferred Stock—M
									Foreign Currency Translation Adjustment
										Accumulated Deficit	Total Stockholder's Equity	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	—	$—	—	$—	—	$—	—	$—	$(44)	$(194,767)	$32,626	$—
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	18,675	—
Foreign currency translation	—	—	—	—	—	—	—	—	672	—	672	672
Issuances of preferred stock, net	—	—	—	—	—	—	—	—	—	—	60,235	—
Conversion of preferred stock into common stock	—	—	—	—	—	—	—	—	—	—	(8,249)	—
Cancellation of common stock—treasury stock	—	—	—	—	—	—	—	—	—	—	(0)	—
Shares returned to treasury—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	—	—
Common shares issued—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Series B preferred stock	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of options for common stock—FNSI acquisition	—	—	—	—	—	—	—	—	—	—	52	—
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	(52,000)	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	—	—	—	—	—	—	—	52,000	—	—
Net income	—	—	—	—	—	—	—	—	—	140,743	140,743	140,743

Balance at December 31, 2003	—	—	—	—	—	—	—	—	628	(54,024)	244,754	141,415
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	—	—	1	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	12,262	—
Foreign currency translation	—	—	—	—	—	—	—	—	887	—	887	887
Issuances of preferred stock, net	3,891	19,421	2,600	2,588	185	927	—	—	—	—	25,481	—
Issuances of options for preferred stock	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of preferred stock into common stock	—	—	—	—	—	—	3,701	18,353	—	—	18,355	—
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	(43,896)	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	—	—	—	—	—	—	—	43,896	—	—
Contribution of capital—LNG—related party	—	—	—	—	—	—	—	—	—	—	410	—
Net loss	—	—	—	—	—	—	—	—	—	(89,660)	(89,660)	(89,660)

Balance at December 31, 2004	3,891	19,421	2,600	2,588	185	927	3,701	18,353	1,515	(143,684)	212,490	(88,773)
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	13,306	—
Foreign currency translation	—	—	—	—	—	—	—	—	(850)	—	(850)	(850)
Issuances of common stock, net	—	—	—	—	—	—	—	—	—	—	63,573	—

Conversion of preferred stock into common stock	(3,891)	(19,421)	(2,600)	(2,588)	(185)	(927)	(3,701)	(18,353)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(67,518)	(67,518)	(67,518)

Balance at December 31, 2005	—	$—	—	$—	—	$—	—	$—	$665	$(211,202)	$221,001	$(68,368)

The accompanying notes are an integral part of these consolidated statements.

S-F-20

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, DECEMBER 31, 2004 AND DECEMBER 31, 2005
(IN THOUSANDS)

	2003	2004	2005
Cash flows from operating activities:
Net income (loss)	$140,743	$(89,660)	$(67,518)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation and amortization, including amortization of debt issuance costs	49,746	56,645	55,600
Amortization of debt discount—convertible notes	1,827	1,058	1,548
Amortization of deferred compensation	18,675	12,262	13,305
Gains—Cisco credit facility—related party	(215,432)	—	(842)
Gain—Allied Riser note exchange	(24,802)	—	—
Gains—capital lease obligation restructurings and sales of assets, net	—	(6,124)	(3,983)
Changes in assets and liabilities:
Accounts receivable	712	2,274	(3,645)
Prepaid expenses and other current assets	744	2,256	34
Other assets	1,899	1,565	(3,700)
Accounts payable and accrued liabilities	(1,469)	(6,701)	139

Net cash used in operating activities	(27,357)	(26,425)	(9,062)

Cash flows from investing activities:
Purchases of property and equipment	(24,016)	(10,135)	(17,342)
Purchases of intangible assets	(700)	(317)	(129)
(Purchases) maturities of short term investments, net	(600)	3,026	(774)
Cash acquired—acquisitions	—	2,336	—
Purchase of fiber optic network in Germany	—	(1,949)	(932)
Proceeds from asset sales	—	4,338	5,122

Net cash used in investing activities	(25,316)	(2,701)	(14,055)

Cash flows from financing activities:
Borrowings under Cisco credit facility—related party	8,005	—	—
Exchange agreement payment—Allied Riser notes	(4,997)	—	—
Exchange agreement payment—Cisco debt restructuring—related party	(20,000)	—	—
Repayment of capital lease obligations	(3,076)	(6,630)	(6,899)
Repayment of advance from LNG Holdings—related party	—	(1,242)	—
Cash acquired—mergers	—	42,358	—
Proceeds from sales of stock, net	40,630	—	63,723
Proceeds from issuance of subordinated note—related party	—	—	10,000
Repayment of subordinated note—related party	—	—	(10,000)
Repayment of Cisco note—related party	—	—	(17,000)
Borrowings under credit facility	—	—	10,000
Repayments under credit facility	—	—	(10,000)

Net cash provided by financing activities	20,562	34,486	39,824

Effect of exchange rate changes on cash	672	609	(668)

Net (decrease) increase in cash and cash equivalents	(31,439)	5,969	16,039
Cash and cash equivalents, beginning of year	39,314	7,875	13,844

Cash and cash equivalents, end of year	$7,875	$13,844	$29,883

Supplemental disclosures of cash flow information:
Cash paid for interest	$5,013	$10,960	$12,598
Non-cash financing activities—
Capital lease obligations incurred	6,044	968	1,213

The accompanying notes are an integral part of these consolidated balance sheets.

S-F-21

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, DECEMBER 31, 2004 AND DECEMBER 31, 2005
(IN THOUSANDS)

	2003	2004	2005
Borrowing under credit facility for payment of loan costs and interest	4,502	—	—
Issuance of Series I preferred stock for Symposium Gamma common stock	—	2,575	—
Issuance of Series J preferred stock for Symposium Omega common stock	—	19,454	—
Issuance of Series K preferred stock for UFO Group common stock	—	2,600	—
Issuance of Series L preferred stock for Global Access assets	—	927	—
Issuance of Series M preferred stock for Cogent Potomac common stock	—	18,352	—
PSINet Acquisition
Fair value of assets acquired	$700
Less: cash paid	(700)

Fair value of liabilities assumed	—

FNSI Acquisition
Fair value of assets acquired	$3,018
Less: valuation of options for common stock	(52)

Fair value of liabilities assumed	2,966

Symposium Gamma (Cogent Europe) Acquisition
Fair value of assets acquired		$155,468
Negative goodwill		(77,232)
Less: valuation of preferred stock		(2,575)

Fair value of liabilities assumed		75,661

Symposium Omega Acquisition
Fair value of assets acquired		$19,454
Less: valuation of preferred stock		(19,454)

Fair value of liabilities assumed		—

UFO Group Acquisition
Fair value of assets acquired		$3,326
Less: valuation of preferred stock		(2,600)

Fair value of liabilities assumed		726

Global Access Acquisition
Fair value of assets acquired		$1,931
Less: valuation of preferred stock		(927)

Fair value of liabilities assumed		1,004

Cogent Potomac (Aleron) Acquisition
Fair value of assets acquired		$20,622
Less: valuation of preferred stock		(18,352)

Fair value of liabilities assumed		2,270

Verio Acquisition
Fair value of assets acquired		$4,493

Fair value of liabilities assumed		4,493

        See Note 7, which describes the Exchange Agreement with Cisco Capital and conversion of preferred stock under the Purchase Agreement where preferred stock was issued in connection with a troubled debt restructuring.

The accompanying notes are an integral part of these consolidated balance sheets.

S-F-22

COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 and 2005

1.    Description of the business and summary of significant accounting policies:

Description of business

        Cogent Communications, Inc. ("Cogent") was formed on August 9, 1999, as a Delaware corporation and is headquartered in Washington, DC. In 2001, Cogent formed Cogent Communications Group, Inc., (the "Company"), a Delaware corporation. Effective on March 14, 2001, Cogent's stockholders exchanged all of their outstanding common and preferred shares for an equal number of shares of the Company, and Cogent became a wholly owned subsidiary of the Company. This was a tax-free exchange that was accounted for by the Company at Cogent's historical cost.

        The Company is a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol ("IP") communications services. The Company's network is specifically designed and optimized to transmit data using IP. The Company delivers its services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through approximately 10,000 customer connections in North America and Western Europe.

        The Company's primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. The Company offers this on-net service exclusively through its own facilities, which run all the way to its customers' premises. Because of its integrated network architecture, the Company is not dependent on local telephone companies to serve its on-net customers. The Company's typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. The Company also provides on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other Internet service providers, telephone companies, cable television companies and commercial content providers.

        In addition to providing on-net services, the Company also provides Internet connectivity to customers that are not located in buildings directly connected to its network. The Company serves these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from its customers' premises to the Company's network. The Company operates data centers throughout North America and Western Europe that allow customers to collocate their equipment and access our network. The Company also provides certain non-core services that resulted from acquisitions and continues to support but does not actively sell these services.

        The Company has created its network by acquiring optical fiber from carriers with large amounts of unused fiber and directly connecting Internet routers to the existing optical fiber national backbone. The Company has expanded its network through several acquisitions of financially distressed companies or their assets. The overall impact of these acquisitions on the operation of its business has been to extend the physical reach of the Company's network in both North America and Europe, expand the breadth of its service offerings, and increase the number of customers to whom the Company provides its services.

Management's plans, liquidity and business risks

        The Company has experienced losses since its inception in 1999 and as of December 31, 2005 had an accumulated deficit of $211.2 million. The Company operates in the rapidly evolving Internet services industry, which is subject to intense competition and rapid technological change, among other factors. The successful execution of the Company's business plan is dependent upon the Company's

S-F-23

ability to increase and retain its customers, the Company's ability to retain and attract key employees, and the Company's ability to manage its growth including its increased sales and marketing efforts and geographic expansion, among other factors. Although management believes that the Company will successfully mitigate its risks, management cannot give any assurance that it will be able to do so or that the Company will ever operate profitably.

        On June 13, 2005 the Company sold 10.0 million shares of common stock at $6.00 per share in a public offering (the "Public Offering"). On June 16, 2005 the underwriters exercised their option to purchase an additional 1.5 million shares of common stock at $6.00 per share. The Public Offering resulted in net proceeds, after underwriting, legal, accounting and printing costs of $63.7 million. In March 2005, the Company entered into a $10.0 million credit facility and in December 2005 increased the available borrowings under the facility to $20.0 million. Management believes that cash from the Public Offering, cash generated from the Company's operations and the availability under the credit facility will be adequate to meet the Company's future funding requirements.

        Any future acquisitions, other significant unplanned costs or cash requirements may require the Company to raise additional funds through the issuance of debt or equity. Such financing may not be available on terms acceptable to the Company or its stockholders, or at all. Insufficient funds may require the Company to delay or scale back the number of buildings that it serves, scale back its planned sales and marketing efforts, or require the Company to restructure its business. If issuing equity securities raises additional funds, substantial dilution to existing stockholders may result.

Summary of Significant Accounting Policies

Principles of consolidation

        The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

        Certain previously reported December 31, 2004 balance sheet and cash flow statement amounts have been reclassified in order to be consistent with the December 31, 2005 presentation.

Use of estimates

        The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Revenue recognition

        The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition." The Company's service offerings consist of telecommunications services provided under

S-F-24

month-to-month or annual contracts billed monthly in advance. Net revenues from telecommunication services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collection is probable. The probability of collection is determined by an analysis of a new customer's credit history and historical payment patterns for existing customers. Service discounts and incentives related to telecommunication services are recorded as a reduction of revenue when granted. Fees billed in connection with customer installations are deferred and recognized ratably over the estimated customer life determined by a historical analysis of customer retention.

        The Company invoices certain customers for amounts contractually due for unfulfilled minimum contractual obligations and recognizes a corresponding sales allowance equal to this revenue resulting in the recognition of no net revenue at the time the customer is billed. The Company recognizes net revenue as these billings are collected in cash. The Company vigorously seeks payment of these amounts.

        The Company establishes a valuation allowance for collection of doubtful accounts and other sales credit adjustments. Valuation allowances for sales credits are established through a charge to revenue, while valuation allowances for doubtful accounts are established through a charge to selling, general and administrative expenses. The Company assesses the adequacy of these reserves by evaluating general factors, such as the length of time individual receivables are past due, historical collection experience, and changes in the credit worthiness of its customers. The Company believes that its established valuation allowances were adequate as of December 31, 2004 and 2005. If circumstances relating to specific customers change or economic conditions change such that the Company's past collection experience and assessment of the economic environment are no longer relevant, the Company's estimate of the recoverability of its trade receivables could be impacted.

Network operations

        Network operations include costs associated with service delivery, network management, and customer support. This includes the costs of personnel and related operating expenses associated with these activities, network facilities costs, fiber maintenance fees, leased circuit costs, and access fees paid to building owners. The Company estimates its accruals for disputed leased circuit obligations based upon the nature and age of the dispute. Network operations costs are impacted by the timing and amounts of disputed circuit costs. The Company generally records these disputed amounts when billed by the vendor and reverses these amounts when the vendor credit has been received or the dispute has otherwise been resolved. The Company does not allocate depreciation and amortization expense to its network operations expense.

International operations

        The Company began recognizing revenue from operations in Canada through its wholly owned subsidiary, Cogent Canada effective with the closing of the Allied Riser merger on February 4, 2002. Revenue for Cogent Canada for the years ended December 31, 2003, 2004 and 2005 was $5.6 million, $6.2 million and $8.0 million, respectively. Cogent Canada's total assets were $11.4 million at December 31, 2004 and $12.0 million at December 31, 2005.

S-F-25

        The Company began recognizing revenue from operations in Europe effective with the January 5, 2004 acquisition of Cogent Europe. Revenue for the Company's European operations for the years ended December 31, 2004 and December 31, 2005 was $23.3 million and $27.0 million, respectively. Cogent Europe's total consolidated assets were $68.3 million at December 31, 2004 and $57.1 million at December 31, 2005.

Foreign currency translation adjustment and comprehensive income (loss)

        The functional currency of Cogent Canada is the Canadian dollar. The functional currency of Cogent Europe is the euro. The consolidated financial statements of Cogent Canada, and Cogent Europe, are translated into U.S. dollars using the period-end foreign currency exchange rates for assets and liabilities and the average foreign currency exchange rates for revenues and expenses. Gains and losses on translation of the accounts of the Company's non-U.S. operations are accumulated and reported as a component of other comprehensive income (loss) in stockholders' equity.

        Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting of Comprehensive Income" requires "comprehensive income" and the components of "other comprehensive income" to be reported in the financial statements and/or notes thereto. The Company's only components of "other comprehensive income" are currency translation adjustments for all periods presented.

Financial instruments

        The Company considers all highly liquid investments with an original maturity of three months or less at purchase to be cash equivalents. The Company determines the appropriate classification of its investments at the time of purchase and evaluates such designation at each balance sheet date. At December 31, 2004 and 2005, the Company's investments consisted of money market accounts and certificates of deposit.

        The Company was party to letters of credit totaling approximately $2.2 million as of December 31, 2005 and $1.7 million at December 31, 2004. These letters of credit are secured by certificates of deposit of approximately $2.4 million at December 31, 2005 and $1.7 million at December 31, 2004 that are restricted and included in short-term investments and other assets.

        At December 31, 2005 and 2004, the carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepaid and other current assets, accounts payable, and accrued expenses approximated fair value because of the short maturity of these instruments. Based upon the borrowing rates for debt arrangements with similar terms the Company estimates the fair value of the Allied Riser convertible subordinated notes at $10.1 million using a discounted cash flows method and using an interest rate for obligations of similar characteristics. The Allied Riser convertible subordinated notes due in June 2007 have a face value of $10.2 million. The notes were recorded at their fair value of approximately $2.9 million at the merger date. The resulting discount is being amortized to interest expense through the maturity date using the effective interest rate method.

Short-term investments

        Short-term investments consist of certificates of deposit with original maturities beyond three months, but less than 12 months. Such short-term investments are carried at cost, which approximates

S-F-26

fair value due to the short period of time to maturity. Investments underlying our cash equivalents and short-term investments are classified as "available for sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Credit risk

        The Company's assets that are exposed to credit risk consist of its cash equivalents, short-term investments, other assets and accounts receivable. The Company places its cash equivalents and short-term investments in instruments that meet high-quality credit standards as specified in the Company's investment policy guidelines. Accounts receivable are due from customers located in major metropolitan areas in the United States, Western Europe and Ontario, Canada. Receivables from the Company's net centric (wholesale) customers and customers obtained through business combinations are subject to a higher degree of credit risk than customers who purchase its traditional corporate service.

Property and equipment

        Property and equipment are recorded at cost and depreciated once deployed using the straight-line method over the estimated useful lives of the assets. Useful lives are determined based on historical usage with consideration given to technological changes and trends in the industry that could impact the asset utilization. System infrastructure includes capitalized interest, the capitalized salaries and benefits of employees directly involved with construction activities and costs incurred by third party contractors. Assets and liabilities under capital leases are recorded at the lesser of the present value of the aggregate future minimum lease payments or the fair value of the assets under lease. Leasehold improvements include costs associated with building improvements. The Company determines the number of renewal option periods included in the lease term for purposes of amortizing leasehold improvements based upon its assessment at the inception of the lease of the number of option periods that are reasonably assured in accordance with SFAS No. 13 "Accounting for Leases". Expenditures for maintenance and repairs are expensed as incurred.

        Depreciation and amortization periods are as follows:

Type of asset	Depreciation or amortization period
Indefeasible rights of use (IRUs)	Shorter of useful life or IRU lease agreement; generally 15 to 20 years, beginning when the IRU is ready for use
Network equipment	3 to 10 years
Leasehold improvements	Shorter of lease term or useful life; generally 8 to 15 years
Software	2 to 5 years
Owned buildings	40 years
Office and other equipment	1 to 15 years
System infrastructure	5 to 10 years

Long-lived assets

        The Company's long-lived assets include property and equipment and identifiable intangible assets to be held and used. These long-lived assets are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement

S-F-27

of Financial Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Pursuant to SFAS No. 144, impairment is determined by comparing the carrying value of these long-lived assets to management's probability weighted estimate of the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The cash flow projections used to make this assessment are consistent with the cash flow projections that management uses internally to assist in making key decisions. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models. Management evaluated these assets for impairment as of December 31, 2004 and 2005 in accordance with SFAS No. 144. Management believes that no such impairment existed as of December 31, 2004 or 2005. In the event there are changes in the planned use of the Company's long-term assets or the Company's expected future undiscounted cash flows are reduced significantly, the Company's assessment of its ability to recover the carrying value of these assets under SFAS No. 144 could change.

Asset retirement obligations

        In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company measures changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured.

Income taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based upon the differences between financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefits are based upon the changes in the assets or liability from period to period.

Stock-based compensation

        The Company accounts for its stock option plan and shares of restricted stock in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations using the intrinsic value method. As such, compensation expense related to fixed employee stock options and restricted shares is recorded only if on the date of grant, the fair value of the underlying stock exceeds the exercise price and is recognized using the straight-line method over the service period.

        The Company has adopted the disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and to provide pro forma disclosures as if the fair value stock method of accounting described in SFAS No. 123 had been applied to employee stock option grants

S-F-28

and restricted stock. The following table illustrates the effect on net income and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (in thousands except per share amounts):

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Net income (loss) available to common shareholders, as reported	$88,743	$(133,646)	$(67,518)
Add: stock-based employee compensation expense included in reported net income (loss), net of related tax effects	18,675	12,262	13,305
Deduct: total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(19,866)	(12,523)	(13,918)

Pro forma—net income (loss) available to common shareholders	$87,552	$(133,907)	$(68,131)

Income (loss) per share available to common shareholders, as reported—basic and diluted	$11.18	$(175.03)	$(1.96)

Pro forma income (loss) per share available to common shareholders, —basic and diluted	$11.03	$(175.38)	$(1.98)

        The weighted-average per share grant date fair value of options for common stock was $11.20 in 2003, $6.21 in 2004 and $4.95 in 2005. The fair value of these options was estimated at the date of grant using the Black-Scholes method with the following weighted-average assumptions—an average risk-free rate of 3.5 to 4.1 percent, a dividend yield of 0 percent, an expected life of 5.0 years, and expected volatility of 151 to 197 percent. The weighted- average per share grant date fair value of restricted stock granted to employees in 2003 was $22.39 and $32.21 in 2004 and $4.93 in 2005 and was determined using the trading price of the Company's common stock on the date of grant.

Basic and diluted net loss per common share

        Net income (loss) per share is presented in accordance with the provisions of SFAS No. 128 "Earnings per Share". SFAS No. 128 requires a presentation of basic EPS and diluted EPS. Basic EPS excludes dilution for common stock equivalents and is computed by dividing income or loss available to common stockholders by the weighted-average number of common shares outstanding for the period, adjusted, using the if-converted method, for the effect of common stock equivalents arising from the assumed conversion of participating convertible securities, if dilutive. Diluted net loss per common share is based on the weighted- average number of shares of common stock outstanding during each period, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, warrants, the conversion of preferred stock and conversion of participating convertible securities, if dilutive. Common stock equivalents have been excluded from the net loss per share calculation for 2004 and 2005 because their effect would be anti-dilutive.

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        For the years ended December 31, 2004, and 2005, options to purchase 1.1 million and 1.2 million shares of common stock at weighted-average exercise prices of $2.30 and $2.68 per share, respectively, are not included in the computation of diluted earnings per share as they are anti-dilutive. Unvested restricted stock is not included in the computation of earnings per share until vested. For the year ended December 31, 2005, 0.3 million shares of unvested restricted stock are not included in the computation of basic earnings per share and will be included as this stock vests. For the year ended December 31, 2004, preferred stock, which was convertible into 31.6 million shares of common stock was not included in the computation of diluted earnings per share as a result of its anti-dilutive effect. For the years ended December 31, 2004 and 2005, approximately 6,300 shares, of common stock issuable on the conversion of the Allied Riser convertible subordinated notes and warrants were not included in the computation of diluted earnings per share as a result of their anti-dilutive effect.

        The following details the determination of the diluted weighted average shares for the year ended December 31, 2003.

Year Ended December 31, 2003
Weighted average common shares outstanding—basic	7,935,831
Dilutive effect of stock options and warrants	3,067

Weighted average shares—diluted	7,938,898

        There is no effect on net income for the year ended December 31, 2003, caused by the conversion of securities included in the diluted weighted average shares calculation. The basic weighted average common shares outstanding for 2003 includes the effect of participating securities. These securities were excluded in 2004 as they are anti-dilutive for this period and included in 2005 upon conversion of the preferred stock.

Cash flows from financing activities

        In connection with the acquisitions of Cogent Europe, Symposium Omega, UFO and Cogent Potomac, certain of the Company's shareholders invested in the entities that were used by the Company to acquire the operating assets and liabilities of the businesses acquired. As a result, these amounts are included in cash flows from financing activities in the accompanying consolidated statement of cash flows for 2004.

Recent accounting pronouncements

        In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based upon their fair values. The Company currently discloses the impact of valuing grants of stock options and recording the related compensation expense in a pro-forma footnote to the financial statements. For disclosure purposes, employee stock options are valued at the grant date using the Black-Scholes option pricing method and compensation expense is recognized on a straight-line basis over the service period for the entire award. Under SFAS 123(R) this alternative is no longer available. The Company will be required to adopt SFAS 123(R) on January 1, 2006 and as a result will record additional compensation expense in

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its statements of operations. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) in the notes to these consolidated financial statements. The Company plans on using the modified prospective method of adoption under SFAS 123(R) and is currently evaluating the impact of the adoption of SFAS 123(R) on its financial position and results of operations and support for the assumptions that underlie the valuation of the awards.

2.    Acquisitions:

        Since the Company's inception, it has consummated several acquisitions through which it has generated revenue growth, expanded its network and customer base and added strategic assets to its business. These acquisitions were recorded in the accompanying financial statements under the purchase method of accounting. The operating results have been included in the consolidated statements of operations from the acquisition dates.

Verio acquisition

        In December 2004, the Company acquired most of the off-net Internet access customers of Verio Inc., ("Verio") a leading global IP provider and subsidiary of NTT Communications Corp. The acquired assets included over 3,700 customer connections located in twenty-three U.S. markets, customer accounts receivable and certain network equipment. The Company also assumed the liabilities associated with providing services to these customers including vendor relationships, accounts payable, customer contractual commitments and accrued liabilities.

Aleron acquisition and merger with Cogent Potomac

        In October 2004, the Company acquired certain assets of Aleron Broadband Services, formally known as AGIS Internet ("Aleron"), and $18.5 million in cash, in exchange for 3,700 shares of its Series M preferred stock. The acquisition was effected through a merger with Cogent Potomac. In February 2005, the Series M preferred stock converted into approximately 5.7 million shares of the Company's common stock. The Company acquired Aleron's customer base and network, as well as Aleron's Internet access and managed modem service.

Global access acquisition

        In September 2004, the Company issued 185 shares of Series L preferred stock to the shareholders of Global Access Telecommunications, Inc. ("Global Access") in exchange for the majority of the assets of Global Access. In February 2005, the Series L preferred stock was converted into approximately 0.3 million shares of the Company's common stock. Global Access provided Internet access and other data services in Germany. The acquired assets included customer contracts, accounts receivable and certain network equipment. Assumed liabilities include certain vendor relationships, and accounts payable and accrued liabilities.

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Merger with UFO Group, Inc.

        In August 2004, a subsidiary of the Company merged with UFO Group, Inc. ("UFO Group"). The Company issued 2,600 shares of Series K preferred stock in exchange for the outstanding shares of UFO Group. In February 2005, the Series K preferred stock converted into approximately 0.8 million shares of the Company's common stock. Prior to the merger, UFO Group had acquired the majority of the assets of Unlimited Fiber Optics, Inc. ("UFO"). UFO's customer base was comprised of data service customers. The acquired assets included net cash of approximately $1.9 million, all of UFO's customer contracts, customer accounts receivable and certain network equipment. Assumed liabilities included certain vendor relationships and accounts payable.

Merger with Symposium Omega

        In March 2004, Symposium Omega, Inc., ("Omega") a Delaware corporation and related party, merged with a subsidiary of the Company (Note 12). Prior to the merger, Omega had raised approximately $19.5 million in cash in a private equity transaction with certain existing investors in the Company and acquired the rights to a German fiber optic network. The German fiber optic network had no customers, employees or associated revenues. The Company issued 3,891 shares of Series J preferred stock to the shareholders of Omega in exchange for all of the outstanding common stock of Omega. In February 2005, the Series J preferred stock converted into approximately 6.0 million shares of the Company's common stock. The accounting for the merger resulted in the Company recording cash of approximately $19.5 million and issuing Series J preferred stock. The German fiber optic network includes a pair of single mode fibers under a fifteen-year IRU, network equipment, and the co-location rights to facilities in approximately thirty-five points of presence in Germany. Approximately $1.8 million of the $2.7 million purchase price of the German fiber optic network was paid through December 31, 2004 and the remaining payment ($0.9 million) was made in 2005.

Merger with Symposium Gamma, Inc. and acquisition of Firstmark Communications Participations S.à r.l. and Subsidiaries ("Firstmark")

        In January 2004, a subsidiary of the Company merged with Symposium Gamma, Inc. ("Gamma"), a related party (Note 12). Immediately prior to the merger, Gamma had raised $2.5 million through the sale of its common stock in a private equity transaction with certain existing investors in the Company and new investors and in January 2004 acquired Firstmark for 1 euro. The merger expanded the Company's network into Western Europe. Under the merger agreement all of the issued and outstanding shares of Gamma common stock were converted into 2,575 shares of the Company's Series I preferred stock. In February 2005, the Series I preferred stock converted into approximately 0.8 million shares of the Company's common stock. In 2004, Firstmark changed its name to Cogent Europe S.à r.l ("Cogent Europe").

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        The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed for our Cogent Europe acquisition (in thousands).

Current assets	$17,374
Property, plant & equipment	55,862
Intangible assets	855
Other assets	4,145

Total assets acquired	$78,236

Current liabilities	25,118
Long term debt	49,683
Other liabilities	860

Total liabilities assumed	75,661

Net assets acquired	$2,575

        The merger with Cogent Europe was recorded in the accompanying financial statements under the purchase method of accounting. The purchase price of Cogent Europe was approximately $78.2 million, which included the fair value of the Company's Series I preferred stock of $2.6 million and assumed liabilities of $75.7 million. The fair value of assets acquired was approximately $155.5 million, which then gave rise to negative goodwill of approximately $77.3 million. Negative goodwill was allocated to long-lived assets, resulting in recorded assets acquired of $78.2 million.

        If the Cogent Europe acquisition had taken place at the beginning of 2003, the unaudited pro forma combined results of the Company for the year ended December 31, 2003 would have been as follows (amounts in thousands, except per share amounts).

Year Ended December 31, 2003
Revenue	$85,952
Net income	$218,269
Net income per share—basic	$24.99
Net income per share—diluted	$24.98

        In management's opinion, these unaudited pro forma amounts are not necessarily indicative of what the actual results of the combined operations might have been if the Cogent Europe acquisition had been effective at the beginning of 2003. Cogent Europe's results for the year ended December 31, 2003 included non-recurring gains of approximately $135 million. Because Cogent Europe's results for the period from January 1, 2004 to January 4, 2004 were not material, the pro forma combined results for the year ended December 31, 2004 are not presented. Pro forma amounts for the UFO Group, Global Access, Aleron and Verio acquisitions are not presented as these acquisitions did not exceed the materiality reporting thresholds.

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3.    Property and equipment and asset held for sale:

        Property and equipment consisted of the following (in thousands):

	December 31,
	2004	2005
Owned assets:
Network equipment	$221,480	$233,275
Leasehold improvements	61,604	63,327
System infrastructure	34,303	36,549
Software	7,599	7,688
Office and other equipment	5,661	5,973
Buildings	1,654	1,435
Land	260	226

	332,561	348,473
Less—Accumulated depreciation and amortization	(117,352)	(167,768)

	215,209	180,705
Assets under capital leases:
IRUs	143,214	139,669
Less—Accumulated depreciation and amortization	(21,148)	(27,587)

	122,066	122,082

Property and equipment, net	$337,275	$292,787

        Depreciation and amortization expense related to property and equipment and capital leases was $38.4 million, $48.3 million and $53.7 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Asset held for sale

        In 2005, the Company sold its building and land located in Lyon, France for net proceeds of $5.1 million. These assets were acquired in the Cogent Europe acquisition. The associated net book value of $1.2 million is classified as "Asset Held for Sale" in the accompanying consolidated December 31, 2004 balance sheet. This transaction resulted in a gain of approximately $3.9 million.

Capitalized labor and related costs

        The Company capitalizes the salaries and related benefits of employees directly involved with its construction activities. In 2003, 2004 and 2005, the Company capitalized salaries and related benefits of $2.6 million, $1.7 million and $2.2 million, respectively. These amounts are included in system infrastructure.

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4.    Accrued liabilities:

Paris office lease—restructuring charges

        In 2004, the French subsidiary of Cogent Europe re-located its Paris headquarters. The estimated net present value of the remaining lease obligation, net of estimated sublease income, was approximately $1.8 million and was recorded as a restructuring charge in 2004. In 2005, the Company revised its estimate for sublease income and estimated that the net present value of the remaining lease obligation had increased by approximately $1.3 million and recorded an additional restructuring charge. A reconciliation of the amounts related to these contract termination costs is as follows (in thousands):

Restructuring accrual
Charged to costs—2004	$1,821
Amortization of discount	145
Amounts paid	(355)

Balance—December 31, 2004	1,611
Amortization of discount	144
Charged to costs—2005	1,319
Effect of exchange rates	(236)
Amounts paid	(1,286)

Balance—December 31, 2005	1,552
Current portion (included in accrued liabilities)	(1,198)

Long term portion (included in other long term liabilities)	$354

Acquired lease obligations

        In December 2004, the Company accrued for the net present value of estimated cash flows for amounts related to leases of abandoned facilities acquired in its Verio acquisition. In 2005, the Company revised its estimate for sublease income and estimated that the net present value of the remaining lease obligation increased by approximately $1.6 million and recorded a corresponding increase to the acquired intangible assets.

        A reconciliation of the amounts related to these contract termination costs is as follows (in thousands):

Lease accrual
Assumed obligation—balance December 31, 2004	$1,894
Increase to obligation—2005	1,563
Amortization of discount	105
Amounts paid	(842)

Balance—December 31, 2005	2,720
Current portion (included in accrued liabilities)	(657)

Long term portion (included in other long term liabilities)	$2,063

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Asset retirement obligations

        The Company provides for asset retirement obligations for certain points of presence in its networks. A reconciliation of the amounts related to these obligations as follows (in thousands):

Asset Retirement Obligations
Beginning balance	$—
Acquired balance—Cogent Europe	1,226
Amortization of discount	40
Amounts paid	(64)

Balance—December 31, 2004	1,202
Effect of exchange rates	(128)
Amortization of discount	45
Amounts paid	(274)

Balance—December 31, 2005 (recorded as other long term liabilities)	$845

        Accrued liabilities as of December 31 consist of the following (in thousands):

	2004	2005
General operating expenditures	$9,575	$7,890
Restructuring accrual	1,229	1,198
Due to LNG—related party (Note 12)	217	24
Acquired lease accruals—Verio acquisition	693	657
Deferred revenue	1,940	1,302
Payroll and benefits	2,043	1,271
Taxes	1,004	817
Interest	3,968	3,116

Total	$20,669	$16,275

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5.    Intangible assets:

        Intangible assets as of December 31 consist of the following (in thousands):

	2004	2005
Peering arrangements (weighted average life of 36 months)	$16,440	$16,440
Customer contracts (weighted average life of 27 months)	10,948	12,350
Trade name (weighted average life of 36 months)	1,764	1,764
Other	167	—
Non-compete agreements (weighted average life of 45 months)	431	431
Licenses (weighted average life of 192 months)	490	465

Total (weighted average life of 35 months)	30,240	31,450
Less—accumulated amortization	(27,115)	(28,896)

Intangible assets, net	$3,125	$2,554

        Intangible assets are being amortized over periods ranging primarily from 12 to 60 months. Intangible assets are amortized on a straight-line basis or using an accellerated method consistent with expected cash flows. Amortization expense for the years ended December 31, 2003, 2004 and 2005 was approximately $10.0 million, $8.3 million and $2.0 million, respectively. Future amortization expense related to intangible assets is expected to be $1.5 million, $1.0 million and $0.1 million, for the years ending December 31, 2006, 2007 and 2008, respectively.

6.    Other assets:

Warrant sale

        In the Cogent Europe acquisition the Company obtained warrants to purchase ordinary shares of a company listed on the Nasdaq. The warrants were valued at the acquisition date at a fair market value of approximately $2.6 million under the Black-Scholes method of valuation. In January 2004, the Company exercised the warrants and sold the related securities for proceeds of approximately $3.5 million resulting in a gain of approximately $0.9 million. The gain is included as a component of interest and other income in the accompanying consolidated financial statements.

7.    Long-term debt and credit facility:

Subordinated note

        On February 24, 2005, the Company issued a subordinated note in the principal amount of $10.0 million to Columbia Ventures Corporation, a stockholder, in exchange for $10.0 million in cash. The note had an initial interest rate of 10.0% per annum. Interest on the note accrued and was payable on the note's maturity date of February 24, 2009. The Company could prepay the note in whole or in part at any time without penalty. The terms of the note required the payment of all principal and accrued interest upon the occurrence of a liquidity event, which was defined as an equity offering of at least $30 million in net proceeds. The Company's June 2005 Public Offering was considered a liquidity event and in June 2005 the Company repaid the $10.0 million subordinated note, plus accrued interest of $0.3 million.

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Accounts receivable credit facility

        In March 2005, the Company entered into a credit facility with a commercial bank. The credit facility matures on January 31, 2007 and is secured by a first priority lien on the Company's accounts receivable and on a majority of the Company's other assets. The borrowing base is determined primarily by the aging characteristics related to the Company's accounts receivable. In March 2005, the Company borrowed $10.0 million. In June 2005, the Company repaid the initial $10.0 million borrowing. Under the credit facility, $4.0 million of the Company's cash was restricted and held by the lender. Borrowings under the credit facility accrue interest at the prime rate plus 1.5% and may, in certain circumstances, be reduced to the prime rate plus 0.5%. Interest is paid monthly. The line includes an unused facility fee of 0.375% and a 0.75% prepayment penalty. The agreements governing the credit facility contain certain customary representations and warranties, covenants, notice provisions and events of default including a requirement to maintain a certain percentage of the Company's unrestricted cash with the commercial bank.

        In December 2005, the Company modified the credit facility. The amendment increased the available borrowings from up to $10.0 million to up $20.0 million, removed the $4.0 million restricted cash covenant, and added other revisions including financial covenants based upon the Company's operating performance and capital expenditures. There were no amounts outstanding under the credit facility at December 31, 2005.

Troubled debt restructuring—Cisco credit facility

        Prior to July 31, 2003, the Company was party to a credit facility with Cisco Systems Capital Corporation ("Cisco Capital"). In June 2003, the Board of Directors and shareholders approved a transaction with Cisco Systems, Inc. ("Cisco") and Cisco Capital that restructured the Company's indebtedness to Cisco Capital while at the same time selling Series G preferred stock to certain of the Company's existing stockholders. The sale of Series G preferred stock was required to obtain the cash needed to complete the Cisco credit facility restructuring. The Company entered into an agreement (the "Exchange Agreement") with Cisco and Cisco Capital pursuant to which they agreed to cancel the principal amount of $262.8 million of indebtedness plus $6.3 million of accrued interest and return warrants exercisable for the purchase of common stock (the "Cisco Warrants") in exchange for a cash payment by the Company of $20 million, the issuance of 11,000 shares of the Company's Series F preferred stock, and the issuance of an amended and restated promissory note (the "Amended and Restated Cisco Note"). The Amended and Restated Cisco Note had an aggregate principal amount of $17.0 million under the modified credit facility. This transaction was accounted for as a troubled debt restructuring pursuant to Statement of Financial Accounting Standards ("SFAS") No. 15, "Accounting by Debtors and Creditors of Troubled Debt Restructurings". Under SFAS No. 15, the Amended and Restated Cisco Note was recorded at its $17.0 million principal amount plus the total estimated future interest payments of $0.8 million. The Company also entered into an agreement (the "Purchase Agreement") with certain of the Company's existing preferred stockholders (the "Investors"), pursuant to which the Company sold to the Investors in several sub-series, 41,030 shares of the Company's Series G preferred stock for $41.0 million in cash. On July 31, 2003, the Company, Cisco Capital, Cisco

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and the Investors closed on the Exchange Agreement and the Purchase Agreement. The closing of these transactions resulted in the following:

        Under the Purchase Agreement:

  •
  The Company issued 41,030 shares of Series G preferred stock in several sub-series for gross cash proceeds of $41.0 million;

  •
  The Company's outstanding Series A, B, C, D and E preferred stock ("Existing Preferred Stock") was converted into approximately 0.5 million shares of common stock. The conversion resulted in the elimination of the book values of these series of preferred stock and a corresponding increase to common stock based upon the common stock's par value and an increase in additional paid in capital of $183.7 million.

        Under the Exchange Agreement:

  •
  The Company paid Cisco Capital $20.0 million in cash and issued to Cisco Capital 11,000 shares of Series F preferred stock;

  •
  The Company issued to Cisco Capital the $17.0 million Amended and Restated Cisco Note;

  •
  A default under the Cisco credit facility was eliminated;

  •
  The amount outstanding under the Cisco credit facility including accrued interest was cancelled;

  •
  A service provider agreement with Cisco was amended;

  •
  The Cisco Warrants were cancelled.

        The gain resulting from the retirement of the amounts outstanding under the credit facility under the Exchange Agreement was determined as follows (in thousands):

Cash paid	$20,000
Issuance of Series F preferred stock	11,000
Amended and Restated Cisco Note, principal plus future interest payments	17,842
Transaction costs	1,167

Total consideration	50,009
Amount outstanding under the Cisco credit facility	(262,812)
Interest accrued under the Cisco credit facility	(6,303)
Book value of cancelled warrants	(8,248)
Book value of unamortized Cisco credit facility loan costs	11,922

Gain—Cisco credit facility—troubled debt restructuring	$(215,432)

        On a basic income and diluted income per share basis the gain was $27.14 per share for the year ended December 31, 2003.

        In June 2005, the Company used a portion of the proceeds from its public offering to repay the $17.0 million Amended and Restated Cisco Note. The Amended and Restated Cisco Note was subject to mandatory prepayment in full, without prepayment penalty, upon the completion of any equity

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financing or receipt of loan proceeds in excess of $30.0 million. The repayment of the Amended and Restated Cisco Note resulted in a gain of $0.8 million representing the amount of the estimated future interest payments.

Allied Riser convertible subordinated notes

        On September 28, 2000, Allied Riser completed the issuance and sale of an aggregate of $150.0 million in principal amount of its 7.50% convertible subordinated notes due June 15, 2007 (the "Notes"). At the closing of the merger between Allied Riser and the Company, approximately $117.0 million of the Notes were outstanding.

        In January 2003, the Company, Allied Riser and the holders of approximately $106.7 million in face value of the Allied Riser notes entered into an exchange agreement and a settlement agreement. Pursuant to the exchange agreement, these note holders dismissed their litigation against the Company and surrendered their notes, including accrued and unpaid interest, in exchange for a cash payment of approximately $5.0 million, 3.4 million shares of the Company's Series D preferred stock and 3.4 million shares of the Company's Series E preferred stock. The $5.0 million payment required under the settlement agreement was paid in March 2003. The exchange agreement resulted in a gain of approximately $24.8 million recorded in March 2003. The gain resulted from the difference between the $36.5 million net book value of the notes ($106.7 million face value less the related discount of $70.2 million) and $2.0 million of accrued interest and the exchange consideration which included $5.0 million in cash and the $8.5 million estimated fair market value for the Series D and Series E preferred stock less approximately $0.2 million of transaction costs. The estimated fair market value for the Series D and Series E preferred stock was determined by using the price per share of the Company's Series C preferred stock, which represented the Company's most recent equity transaction for cash. In June 2003, the Series D and E preferred stock was converted into common stock.

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        The terms of the remaining $10.2 million of Notes were not impacted by these transactions and the Notes continue to be due on June 15, 2007. These $10.2 million notes were recorded at their fair value of approximately $2.9 million at the merger date. The discount is amortized to interest expense through the maturity date. The Notes are convertible at the option of the holders into approximately 1,050 shares of the Company's common stock. Interest is payable semiannually on June 15 and December 15, and is payable, at the election of the Company, in either cash or registered shares of the Company's common stock. The Company has paid interest in cash. The Notes are redeemable at the Company's option at any time on or after the third business day after June 15, 2004, at specified redemption prices plus accrued interest.

8.    Income taxes:

        The net deferred tax asset is comprised of the following (in thousands):

	December 31,
	2004	2005
Net operating loss carry-forwards	$283,860	$275,283
Depreciation	(36,823)	(47,764)
Start-up expenditures	3,379	3,724
Accrued liabilities	726	3,407
Deferred compensation	15,230	20,432
Other	16	4
Valuation allowance	(266,388)	(255,086)

Net deferred tax asset	$—	$—

        Due to the uncertainty surrounding the realization of its net deferred tax asset, the Company has recorded a valuation allowance for the full amount of its net deferred tax asset. Should the Company achieve taxable income, its deferred tax assets may be available to offset future income tax liabilities. The Company has combined net operating loss carry-forwards of approximately $761 million. The federal and state net operating loss carry-forwards for the United States of approximately $393 million expire in 2023 to 2026. The Company has net operating loss carry forwards related to its European operations of approximately $369 million, $368 million of which do not expire. The federal and state net operating loss carry-forwards of Allied Riser Communications Corporation of approximately $183 million are subject to certain limitations on annual utilization due to the change in ownership as a result of the merger as prescribed by federal and state tax laws. The Company's net operating loss carry-forwards could be subject to certain limitations on annual utilization if certain changes in ownership have occurred or were to occur as prescribed by the laws in the respective jurisdictions.

        Under Section 108(a)(1)(B) of the Internal Revenue Code of 1986 gross income does not include amounts that would be includible in gross income by reason of the discharge of indebtedness to the extent that a non-bankrupt taxpayer is insolvent. Under Section 108(a)(1)(B) the Company believes that its gains on the settlement of debt with certain Allied Riser note holders and its debt restructuring with Cisco Capital for financial reporting purposes did not result in taxable income. However, these

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transactions resulted in a reduction to the Company's net operating loss carry forwards of approximately $20 million in 2003 and approximately $290 million in 2004.

        The following is a reconciliation of the Federal statutory income tax rate to the effective rate reported in the financial statements.

	2003	2004	2005
Federal income tax (benefit) at statutory rates	34.0%	34.0%	34.0%
State income tax (benefit) at statutory rates, net of Federal benefit	(3.7)	6.6	6.6
Impact of foreign operations	—	(0.4)	(0.4)
Impact of permanent differences	(53.0)	0.1	0.1
Change in valuation allowance	22.7	(40.3)	(40.3)

Effective income tax rate	—%	—%	—%

9.    Commitments and contingencies:

Capital leases—fiber lease agreements

        The Company has entered into lease agreements with several providers for intra-city and inter-city dark fiber primarily under 15-25 year IRUs with additional renewal terms. These IRUs connect the Company's international backbone fibers with the multi-tenant office buildings and the customers served by the Company. Once the Company has accepted the related fiber route, leases of intra-city and inter-city fiber-optic rings that meet the criteria for treatment as capital leases are recorded as a capital lease obligation and IRU asset. The future minimum commitments under these agreements are as follows (in thousands):

For the year ending December 31,
2006	$14,334
2007	12,661
2008	12,450
2009	10,543
2010	14,467
Thereafter	86,591

Total minimum lease obligations	151,046
Less—amounts representing interest	(58,654)

Present value of minimum lease obligations	92,392
Current maturities	(6,698)

Capital lease obligations, net of current maturities	$85,694

Capital lease obligation amendments

        In November 2004, Cogent Spain negotiated modifications to an IRU capital lease and note obligation with a vendor. In exchange for the return of one of two strands of leased optical fiber,

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Cogent Spain reduced its quarterly IRU lease payments, modified its payments and eliminated accrued and future interest on its note obligation. The note obligation arose in 2003, when Cogent Spain negotiated a settlement with the vendor that included converting certain amounts due under the capital lease into a note obligation. The first installment was due in 2005. The modified note is interest free and includes nineteen equal quarterly installments of $0.3 million and a final payment of $5.6 million due in January 2010. Cogent Spain paid $0.3 million at settlement. The modification to the note obligation resulted in a gain of approximately $0.3 million. The modification to the IRU capital lease resulted in a gain of approximately $4.9 million. This transaction resulted in a gain since the difference between the carrying value of the old IRU obligation and the net present value of the new IRU obligation was greater than the carrying value of the related IRU asset.

        In September 2005, Cogent Spain further negotiated modifications to an IRU capital lease and reduced its quarterly IRU lease payments and extended the lease term. The modification to the IRU capital lease resulted in a gain of approximately $0.8 million. The transaction resulted in a gain since the difference between the carrying value of the old IRU obligation and the net present value of the new IRU obligation was greater than the carrying value of the related IRU asset.

        In March 2004, Cogent France paid approximately $0.3 million and settled amounts due from and due to a vendor. The vendor leased Cogent France its office facility and an intra-city IRU. The settlement agreement also restructured the IRU capital lease by reducing the lease payments. This transaction resulted in a reduction to the capital lease obligation and IRU asset of approximately $1.9 million.

Current and potential litigation

        During 2004, Cogent Europe's subsidiaries provided network services to and in turn utilized the network of LambdaNet Communications AG ("LambdaNet Germany") in order for each entity to provide services to certain of their customers under a network sharing agreement. LambdaNet Germany was a majority owned subsidiary of a related party, LNG Holdings S.A. ("LNG") from November 2003 until April 2004 when LambdaNet Germany was sold to an unrelated party as further discussed in Note 12. During the year ended December 31, 2004 Cogent Europe recorded revenue of $2.0 million from LambdaNet Germany and network costs of $1.8 million under the network sharing agreement. There were no amounts recorded in 2005 as this arrangement has been terminated. The Company is involved in a dispute over services provided by and to LambdaNet Germany during the time LambdaNet Germany was a sister company of the Company's French and Spanish subsidiaries. LambdaNet Germany has filed a lawsuit in Germany against Cogent Spain seeking approximately $1.0 million. LambdaNet Germany has indicated that it also has similar claims totaling an additional $3.0 million against Cogent France and other Cogent subsidiaries. Cogent France and Cogent Spain are no longer sister companies of LambdaNet Germany. The Company intends to vigorously defend its position related to these charges and believes it has defenses and offsetting claims against LambdaNet Germany.

        The Company is involved in disputes with three telephone companies that provide local circuits or leased optical fibers. In one case the provider has filed suit. In the other cases the provider has threatened to file suit or to terminate service, which would disrupt service to some of the Company's

S-F-43

customers. The total amount claimed by these vendors is $4.5 million. The Company does not believe these amounts are owed to these providers and intends to vigorously defend its position.

        The Company has been made aware of several other companies in its own and in other industries that use the word "Cogent" in their corporate names. One company has informed the Company that it believes the Company's use of the name "Cogent" infringes on its intellectual property rights in that name. If such a challenge is successful, the Company could be required to change its name and lose the goodwill associated with the Cogent name in its markets. Management does not believe such a challenge, if successful, would have a material impact on the Company's business, financial condition or results of operations.

        In December 2003, several former employees of Cogent Spain filed claims related to their termination of employment. The Company intends to continue to vigorously defend its position related to these charges and feels that it has adequately reserved for any potential liability. One case has been resolved and the others are in various stages of appeal.

        In 2003, a former employee filed a counterclaim against the Company in state court in California seeking additional commissions. The Company had filed a claim against this employee for breach of contract, among other claims. A judgment was awarded to the former employee and the Company appealed the case. In 2004, the Company paid approximately $0.6 million to the state court as part of the appeal. In 2006, the appeals court ruled and remanded the case to the lower court. The case has now been concluded and in 2006 the Company expects to receive a net refund of amounts previously paid of approximately $0.4 million.

        In the normal course of business the Company is involved in certain legal activities and claims. Because such matters are subject to many uncertainties and the outcomes are not predictable with assurance, the liability related to these legal actions and claims cannot be determined with certainty. Management does not believe that such claims and actions will have a material impact on the Company's financial condition or results of operations.

Operating leases, maintenance and license agreements

        The Company leases office space, network equipment sites, and facilities under operating leases. The Company also enters into building access agreements with the landlords of its targeted multi- tenant office buildings. The Company pays fees for the maintenance of its intra-city and intercity leased fiber and in certain cases the Company connects its customers to its network under operating lease

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commitments for fiber. Future minimum annual commitments under these arrangements are as follows (in thousands):

2006	$27,341
2007	20,245
2008	16,478
2009	12,788
2010	10,237
Thereafter	62,155

$149,244

        Rent expense related to leased facilities and was $8.3 million in 2003, $12.3 million in 2004 and $14.4 million in 2005. The Company has sublet certain office space and facilities. Future minimum payments under these sub-lease agreements are approximately $1.1 million, $0.5 million, and $0.3 million for the years ending December 31, 2006 through December 31, 2008, respectively.

Unconditional purchase obligations

        Unconditional purchase obligations totaled approximately $5.5 million at December 31, 2005 and are expected to be fulfilled within one year.

10.   Stockholders' equity:

Authorized shares

        In March 2005, the Company's board of directors and shareholders approved an amended and restated charter that increased the number of authorized shares of the Company's common stock to 75.0 million shares and designated 10,000 shares of undesignated preferred stock.

Reverse stock split

        In March 2005, the Company effected a 1-for-20 reverse stock split. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

Equity conversion

        In February 2005, holders of the Company's preferred stock elected to convert all of their shares of preferred stock into 31.6 million shares of the Company's common stock . As a result, the Company no longer has outstanding shares of preferred stock. The accounting for this transaction resulted in the elimination of the balances of the Series F through M preferred stock and an increase of approximately $139.7 million to additional paid-in-capital.

Public offering

        On June 13, 2005 the Company sold 10.0 million shares of common stock at $6.00 per share in a public offering (the "Public Offering"). On June 16, 2005 the underwriters exercised their option to

S-F-45

purchase an additional 1.5 million shares of common stock at $6.00 per share. The Public Offering resulted in net proceeds of $63.7 million, after underwriting, legal, accounting and printing costs.

Withdrawal of public offering

        In May 2004, the Company filed a registration statement to sell shares of common stock in a public offering. In October 2004, the Company withdrew the public offering and expensed the associated costs of approximately $0.8 million.

Warrants

        In connection with the February 2002 merger with Allied Riser, the Company assumed warrants that convert into approximately 5,000 shares of the Company's common stock. All of the warrants are exercisable at exercise prices ranging from $0 to $9,500 per share.

Dividends

        The Company's line of credit prohibits the Company from paying cash dividends and restricts the Company's ability to make other distributions to its stockholders.

Beneficial conversion charges

        Beneficial conversion charges of $2.5 million, $19.5 million, $2.6 million, $0.9 million and $18.5 million were recorded on January 5, 2004, March 30, 2004, August 12, 2004, September 15, 2004, and October 26, 2004 respectively, since the price per common share at which the Series I, Series J, Series K, Series L and Series M preferred stock were convertible into were less than the quoted trading price of the Company's common stock on that date. A beneficial conversion charge of $52.0 million was recorded on July 31, 2003 since the conversion prices on the Series F and Series G convertible preferred stock at issuance were less than the trading price of the Company's common stock on that date.

11.    Stock option plans:

Equity incentive plan

        In 1999, the Company adopted its Equity Incentive Plan (the "Plan") for granting of options to employees. Stock options granted under the Plan generally vest over a four-year period and have a term of ten years. Options outstanding under the Plan as of December 31, 2003, were 6,002 with a weighted-average exercise price of $9.03. Options outstanding as of December 31, 2004, and 2005 were 6,033 and 6,075, respectively, with a weighted-average exercise price of $9.00.

Incentive Award Plan

        In September 2003, the Compensation Committee of the board of directors adopted and the stockholders approved, the Company's Incentive Award Plan (the "Award Plan"). In September 2003, the Company offered its employees the opportunity to exchange eligible outstanding stock options and certain common stock for restricted stock, under an Offer to Exchange. The restricted stock granted

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under the Offer to Exchange vested 27% upon grant with the remaining shares vesting ratably over a three-year period. Under the Offer to Exchange, the Company recorded a deferred compensation charge of approximately $46.1 million in 2003.

        For shares and options grants to newly hired employees, the vesting is generally 25% after one year with the remaining vesting occurring ratably over three years. Compensation expense for all awards is recognized ratably over the service period.

        In April 2005, the Company's board of directors and stockholders approved an increase in the number of shares available for grant under the Award Plan of 0.6 million shares of common stock to a total of 3.8 million available shares.

        Stock options exercised, granted, and canceled under the Award Plan during the period from December 31, 2003 to December 31, 2005, were as follows:

	Number of Options	Weighted-average exercise price
Outstanding at December 31, 2003	—	$—
Granted	1,057,667	$2.27
Cancellations	(2,347)	$6.17

Outstanding at December 31, 2004	1,055,320	$2.26

Granted	216,053	$5.59
Cancellations	(36,682)	$7.66

Outstanding at December 31, 2005	1,234,691	$2.68

        Stock options outstanding and exercisable under the Award Plan by price range at December 31, 2005 were as follows:

OUTSTANDING AND EXERCISABLE BY PRICE RANGE
As of December 31, 2005

Range of Exercise Prices	Number Outstanding 12/31/2005	Weighted Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable As of 12/31/2005	Weighted-Average Exercise Price
$0.00 (granted below market value)	673,085	8.69	$0.00	36,147	$0.00
$4.39 to $4.88	152,296	9.79	$4.84	7,500	$4.88
$4.90 to $5.94	23,186	9.56	$5.50	1,989	$5.54
$6.00	324,581	8.50	$6.00	114,980	$6.00
$6.20 to $32.00	61,543	9.11	$8.12	8,909	$8.56

$0.00 to $32.00	1,234,691	8.81	$2.68	169,525	$4.80

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        Shares of restricted stock granted under the Award Plan and canceled for the period from December 31, 2002 to December 31, 2005, were as follows:

Number of Shares
Outstanding at December 31, 2002	—
Granted (weighted average fair value of $22.39)	2,072,064
Cancellations	(19,017)

Outstanding at December 31, 2003	2,053,047

Granted (weighted average fair value of $32.31)	92,808
Cancellations	(198,950)

Outstanding at December 31, 2004	1,946,905

Granted (weighted average fair value of $4.93)	200,000
Cancellations	(23,305)

Outstanding at December 31, 2005	2,123,600

        There were 1,707,658 vested shares outstanding as of December 31, 2005.

Deferred compensation charges—stock options and restricted stock

        The Company recorded a deferred compensation charge of approximately $14.3 million in 2001 related to options granted at exercise prices below the estimated fair market value of the Company's common stock on the date of grant. This deferred compensation charge was amortized over the service period of the related options, which was generally four years. In connection with the 2003 Offer to Exchange the remaining $3.2 million unamortized balance of deferred compensation is now amortized over the vesting period of the restricted stock granted under the Offer to Exchange. In addition to shares granted under the Offer to Exchange, the Company has granted shares of restricted stock to its employees resulting in additional deferred compensation including approximately $1.0 million for grants made in 2005.

        In 2004, the Company granted 673,085 options with an exercise price below the trading price of the Company's common stock on grant date. These option grants resulted in deferred compensation of $4.7 million. Deferred compensation for these option grants was determined by multiplying the difference between the exercise price and the market value of common stock on grant date by the number of shares granted.

        For grants of restricted stock, when an employee terminates prior to full vesting, the total remaining deferred compensation charge is reduced, the employee retains their vested shares and the employees' unvested shares are returned to the plan. For grants of options for common stock, when an employee terminates prior to full vesting, previously recorded unamortized deferred compensation is reversed, the employee may elect to exercise their vested options for a period of ninety days and any of the employees' unvested options are returned to the plan.

S-F-48

        The amortization of deferred compensation expense related to stock options and restricted stock was approximately $18.7 million for the year ended December 31, 2003, $12.3 million for the year ended December 31, 2004 and $13.3 million for the year ended December 31, 2005.

12.    Related party transactions:

Office lease

        The Company's headquarters is located in an office building owned by an entity controlled by the Company's Chief Executive Officer. The Company paid $367,000 in 2003, $409,000 in 2004 and $417,000 in 2005 in rent to this entity. The lease expires in August 2006 and the Company has the option to extend the lease to August 2007.

LNG

        In November 2003, approximately 90% of the stock of LNG, the then parent company of Cogent Europe was acquired by Symposium Inc. ("Symposium") a Delaware corporation. The acquisition was for no cash consideration and in return for a commitment to cause at least $2.0 million to be invested in LNG's subsidiary Cogent France and an indemnification of LNG's selling stockholders by the Company and Symposium. The Company's Chief Executive Officer owns 100% of Symposium. In January 2004, LNG transferred its interest in Cogent Europe to Symposium Gamma, Inc. ("Gamma"), a Delaware corporation, in return for $1 and a commitment by Gamma to invest at least $2.0 million in the operations of Cogent France. Prior to the transfer, Gamma had raised approximately $2.5 million in a private equity transaction with certain existing investors in the Company and new investors. In January 2004, Gamma transferred $2.5 million to Cogent France and, by so doing, fulfilled the $2.0 million commitment. Symposium continues to own approximately 90% of the stock of LNG. LNG operates as a holding company. Its subsidiaries that have not been sold hold assets related to their former telecommunications operations (which operations have been terminated).

        In January 2004, $271 million of Cogent Europe's total debt of $272 million owed to its previous parent LNG, and other amounts payable of $6.2 million owed to LNG were assigned to Gamma at their fair market value of 1 euro in connection with Gamma's acquisition of Cogent Europe. Prior to the Company's merger with Gamma, and advanced as part of the Gamma merger, LNG transferred $1.2 million to Cogent France. Cogent France repaid the $1.2 million to LNG in March 2004. Accordingly, $271 million of the total $272 million of the debt obligation and $6.2 million of the other amounts payable eliminated in the consolidation of these financial statements.

Gamma and Omega

        Gamma and Symposium Omega Inc. ("Omega"), a Delaware corporation, are considered related parties to the Company since both entities had raised cash in private equity transactions with certain existing investors in the Company. Gamma was formed in order to acquire Cogent Europe. Omega was formed in order to acquire the rights to the German fiber optic network that was acquired by the Company in 2004. In December 2003, Gamma was capitalized with approximately $2.5 million in exchange for 100% of Gamma's common stock. In March 2004, Omega was capitalized with approximately $19.5 million in exchange for 100% of Omega's common stock.

S-F-49

        In 2004, Cogent Europe's subsidiaries provided network services to and in turn utilized the network of Lambdanet Germany in order for each entity to provide services to certain of their customers under a network sharing agreement. Lambdanet Germany was a majority owned subsidiary of LNG from November 2003 until April 2004 when Lambdanet Germany was sold to an unrelated party. During the year ended December 31, 2004 Cogent Europe recorded revenue of $2.0 million from Lambdanet Germany and network costs of $1.8 million under the network sharing agreement. There were no amounts recorded in 2005 as this arrangement has been terminated. As of December 31, 2004 and 2005 Cogent Europe had recorded net amounts due from and due to Lambdanet Germany of $1.7 million and $1.7 million, respectively. The Company is currently in negotiations with the new owner of Lambdanet Germany over the terms of settling these amounts.

Marketing agreement

        The Company has entered into an agency sales and mutual marketing agreement with CTC Communications Corporation, a company owned indirectly by one of the Company's directors. CTC is also a customer and the Company has billed and recorded revenue from CTC of approximately $6,000 per month since January 2004.

Transatlantic circuits

        The Company uses transatlantic circuits provided by a company owned by one of its directors. The Company pays approximately $53,000 per month under this arrangement.

Customer agreement

        In connection with the August 2004 UFO acquisition the Company acquired Cisco as a customer. Cisco is a stockholder of the Company. The Company billed and recorded revenue from Cisco of approximately $40,000 per month from August 2004 until June 2005.

Vendor settlement

        Cogent Spain and LNG settled a number of disputes between those entities and Iberbanda, a Spanish entity from whom Cogent Spain had been leasing space and obtaining services. In the settlement, LNG released to Iberbanda a $0.4 million bond that had been put in place by LNG with the Spanish government as part of a bid for the right to construct a wireless network. In consideration for LNG's release of the bond, Iberbanda settled a claim for approximately $0.9 million of back rent due and service charges. The rent related to the former Madrid offices of Cogent Spain. In addition, Cogent Spain granted a credit for services to Iberbanda in the amount of $0.2 million and agreed to pay approximately $0.1 million in cash over a period of 18 months. LNG's release of the bond has been recorded as a contribution of capital from a shareholder as a result of the Company's Chief Executive Officer's ownership of LNG.

S-F-50

Reimbursement for services provided by LNG employees

        In 2005, the Company reimbursed LNG for the approximate $200,000 of salaries paid to two employees of LNG that were providing Cogent Europe accounting and management services during 2004. In November 2004, these two employees became employees of Cogent Europe.

Purchases from Cisco Systems, Inc.

        In April 2005, the Company entered into a letter of credit for $0.5 million between its commercial bank and Cisco Capital related to a $1.2 million purchase of Cisco network equipment. The equipment was delivered to the Company in the third quarter of 2005. In October 2005, the Company entered into an additional $0.5 million letter of credit related to a $3.6 million purchase order for Cisco equipment and prepaid $0.7 million against this purchase. The letters of credit and the $1.0 million restricted short-term investments securing these letters of credit are expected to be released in the first half of 2006 when the final payments for this equipment are made. The Company purchased approximately $5.0 million of network equipment from Cisco for the year ended December 31, 2005. There were no purchases in the year ended December 31, 2004. At December 31, 2005 the Company had outstanding purchase obligations to Cisco of approximately $1.8 million.

13.    Segment information:

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has one operating segment. Below are the Company's net revenues and long lived assets by geographic region (in thousands):

	Years Ended December 31,
	2003	2004	2005
Service Revenue, net
North America	$59,422	$68,009	$108,260
Europe	—	23,277	26,953

Total	$59,422	$91,286	$135,213

	December 31, 2004	December 31, 2005
Long lived assets, net
North America	$287,204	$252,343
Europe	54,416	42,998

Total	$341,620	$295,341

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14.    Quarterly financial information (unaudited):

	Three months ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands, except share and per share amounts)
Service revenue, net	$20,945	$20,387	$21,736	$28,218
Network operations, including amortization of deferred compensation	15,947	13,486	14,510	20,381
Operating loss	(21,939)	(19,218)	(20,160)	(22,752)
Gains—capital lease obligations restructurings	—	—	—	5,292
Net loss	(24,170)	(22,225)	(23,041)	(20,224)
Net loss available to common stock	(46,198)	(22,225)	(26,496)	(38,727)
Net loss per common share—basic and diluted	(35.94)	(29.51)	(28.58)	(24.66)
Weighted-average number of shares outstanding—basic and diluted	672,457	753,130	806,151	820,125
	Three months ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(in thousands, except share and per share amounts)
Service revenue, net	$34,414	$33,806	$33,772	$33,222
Network operations, including amortization of deferred compensation	23,033	21,494	21,590	20,077
Operating loss	(15,694)	(13,659)	(14,814)	(17,981)
Gains—asset sales, lease and debt obligations	3,372	842	844	—
Net loss	(14,973)	(16,151)	(16,106)	(20,288)
Net loss per common share—basic and diluted	(0.96)	(0.48)	(0.37)	(0.47)
Weighted-average number of shares outstanding—basic and diluted	15,610,722	33,963,566	43,474,555	43,619,506

        The net losses applicable to common stock for the first quarter of 2004, third quarter of 2004 and fourth quarter of 2004 include non-cash beneficial conversion charges of $22.0 million, $3.5 million and $18.5 million, respectively. In the fourth quarter of 2005, the Company revised the number of lease renewal periods used in determining the lease term for purposes of amortizing certain of its leasehold improvements resulting in a net increase in depreciation expense of approximately $3.0 million.

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PROSPECTUS

$75,000,000

Debt Securities, Common Stock,
Preferred Stock and Warrants

16,000,000 Shares
Common Stock

        We or our majority-owned subsidiaries may from time to time offer up to $75,000,000 in aggregate initial offering price of debt securities, shares of preferred stock, shares of common stock and debt and equity warrants. Payment obligations under any series of debt securities may be guaranteed, on a joint and several basis, by one or more of the Registrant or the Co-Registrants.

        Our common stock is traded on the Nasdaq National Market under the symbol "CCOI." On May 1, 2006, the last reported sale price for our common stock on the Nasdaq National Market was $10.87 per share. We will apply to list any shares of common stock sold under this prospectus and any prospectus supplement on the Nasdaq National Market. We have not determined whether we will list any other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, a prospectus supplement will disclose the exchange or market.

        Some of our stockholders may sell up to 16,000,000 shares of our common stock under this prospectus and any prospectus supplement. In the prospectus supplement relating to sales by selling stockholders, we will identify each selling stockholder and the number of shares of our common stock that each selling stockholder will be selling.

        When we offer securities, we will provide specific terms of such securities in supplements to this prospectus. The securities offered by this prospectus and any prospectus supplement may be offered directly or to or through underwriters or dealers. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

        You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

        Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under "Risk Factors" on page 1.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2006.

ABOUT THIS PROSPECTUS

        This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $75.0 million. In addition, some of our stockholders may sell up to 16,000,000 shares of our common stock under our shelf registration statement. This prospectus provides you with a general description of the securities we or any selling stockholder may offer. Each time we or any selling stockholders sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

        Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus to "Cogent," "we," "us" and "our" and similar terms refer to Cogent Communications Group, Inc. and its direct and indirect subsidiaries on a consolidated basis.

ABOUT COGENT

        We are a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol, or IP, communications services. Our network is specifically designed and optimized to transmit data using IP We deliver our services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through approximately 10,000 customer connections in North America and Europe.

        Our primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. We offer this on-net service exclusively through our own facilities, which run all the way to our customers' premises. Because of our integrated network architecture, we are not dependent on local telephone companies to serve our on-net customers. Our typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. We also provide on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other ISPs and commercial content providers.

        We were incorporated in Delaware in August 1999. Our principal executive offices are located at 1015 31st Street N.W., Washington, D.C. 20007. Our telephone number is (202) 295-4200 and our website address is www.cogentco.com. Information contained in our website is not a part of this prospectus.

RISK FACTORS

        You should carefully consider the specific risks set forth under the caption "Risk Factors" in the applicable prospectus supplement and under the caption "Risk Factors" in any of our filings with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") incorporated by reference herein, before making an investment decision. For more information see "Where You Can Find More Information."

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in "Risk Factors" above and in the documents incorporated by reference. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges or deficiency of earnings to fixed charges for each of the five fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 are set forth below. The information set forth below should be read in conjunction with the financial information incorporated by reference herein.

	YEAR ENDED 12/31/2001	YEAR ENDED 12/31/2002	YEAR ENDED 12/31/2003	YEAR ENDED 12/31/2004	YEAR ENDED 12/31/2005
	(000's)
Deficiency of earnings to fixed charges	$(71,022)	$(91,857)	—	$(88,772)	$(66,633)

Ratio of earnings to fixed charges			8.0

        For purposes of computing the deficiency of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges (excluding the effect of capitalized interest). Fixed charges consist of interest incurred on indebtedness, capitalized interest and estimated interest within rental expense.

USE OF PROCEEDS

        We will use the net proceeds from our sale of the securities for our general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement. We will not receive any of the proceeds from the sale of common stock that may be sold by selling stockholders.

SELLING STOCKHOLDERS

        The selling stockholders may be our directors, executive officers, former directors, employees, former employees or other holders of our common stock. The common stock to be sold by the selling stockholders was acquired by the selling stockholder upon conversion of participating convertible preferred stock initially issued in various private placements in March 2001, October 2001, March 2003, July 2003, October 2003, January 2004, March 2004, August 2004, September 2004 and October 2004 or may be acquired after the date hereof by the exercise of options held by certain of our officers and employees. The prospectus supplement for any offering of the common stock by selling stockholders will include the following information:

  •
  the names of the selling stockholders;

  •
  the nature of any position, office or other material relationship which each selling stockholder has had within the last three years with us or any of our predecessors or affiliates;

  •
  the number of shares held by each of the selling stockholders before and after the offering;

  •
  the percentage of the common stock held by each of the selling stockholders before and after the offering; and

  •
  the number of shares of our common stock offered by each of the selling stockholders.

PLAN OF DISTRIBUTION

        We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. In addition, some of our stockholders may sell shares of our common stock under this prospectus in any of these ways. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We and any selling stockholders have reserved the right to sell or exchange securities directly to investors on our or their own behalf in those jurisdictions where we are authorized to do so.

        We or any selling shareholders may distribute the securities from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

        We or any selling stockholders may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we or any selling stockholders, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

        We will describe in the applicable prospectus supplement any compensation we or any selling stockholders pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We or any selling stockholders may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

        To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

        We or the selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with any derivative transaction, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or the selling stockholder or borrowed from us or the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part. In addition, we or the selling stockholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

        Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of their business for which they receive compensation.

DESCRIPTION OF DEBT SECURITIES

        This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the applicable prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

        We may offer under this prospectus up to $75,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for a public offering price of up to $75,000,000. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

        The debt securities will be issued under an indenture between us and a trustee, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

        When we refer to "we," "our" and "us" in this section, we mean Cogent Communications Group, Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

General

        The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth or determined in the manner provided in an officers' certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series including any pricing supplement.

        We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

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  the title of the debt securities;

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  the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

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  any limit on the aggregate principal amount of the debt securities;

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  the date or dates on which we will pay the principal on the debt securities;

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  the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

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  whether the debt securities rank as senior subordinated debt securities or subordinated debt securities, or any combination thereof;

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  the form and terms of any guarantee of any debt securities;

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  whether, the ratio at which and the terms and conditions upon which, if any, the debt securities will be convertible into or exchangeable for our common stock or our other securities or securities of another person;

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  the place or places where principal of, premium, if any, and interest, if any, on the debt securities will be payable or the method of such payment, if by wire transfer, mail or other means;

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  the terms and conditions upon which we may redeem the debt securities;

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  any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

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  the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

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  the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

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  whether the debt securities will be issued in bearer or fully registered form (and if in fully registered form, whether the debt securities will be issuable, in whole or in part, as global debt securities);

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  the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

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  the currency of denomination of the debt securities;

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  the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

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  if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

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  the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

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  any provisions relating to any security provided for the debt securities;

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  any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

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  any addition to, change in, or deletion from, the covenants described in this prospectus or in the indenture with respect to the debt securities;

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  any other terms of the debt securities, which may modify, supplement or delete any provision of the indenture as it applies to that series; and

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  any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

        In addition, the indenture does not limit our ability to issue subordinated debt securities. Any subordination provisions of a particular series of debt securities will be set forth in the officer's certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

        We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

        If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

        Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security") as set forth in the applicable prospectus supplement. Except as set forth under the heading "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

        Certificated Debt Securities.    You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

        You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

        Global Debt Securities and Book-Entry System.    Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

        We anticipate that the depositary will follow the following procedures with respect to book-entry debt securities.

        Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security

(with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

        So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

        We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

        We will make payments of principal of, and premium and interest on book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

        We expect that the depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

        We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

        We have obtained the foregoing information concerning the depositary and the depositary's book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Change of Control

        Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

        We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

        Unless stated otherwise in the applicable prospectus supplement, we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

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  we are the surviving corporation or the successor person (if other than Cogent) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

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  immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

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  certain other conditions that may be set forth in the applicable prospectus supplement are met.

Events of Default

        Unless otherwise stated in the applicable prospectus supplement, event of default means, with respect to any series of debt securities, any of the following:

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  default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

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  default in the payment of principal of or premium on any debt security of that series when due and payable at maturity, upon redemption or otherwise;

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  default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

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  default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

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  certain events of bankruptcy, insolvency or reorganization; and

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  any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

        No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

        If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

        The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

        Unless stated otherwise in the applicable prospectus supplement, no holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

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  that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

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  the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

        Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

        The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

        We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

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  reduce the amount of debt securities whose holders must consent to an amendment or waiver;

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  reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

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  reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

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  reduce the principal amount of discount securities payable upon acceleration of maturity;

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  waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

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  make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

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  make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

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  waive a redemption payment with respect to any debt security.

        Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

        Legal Defeasance.    The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

        This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

        Defeasance of Certain Covenants.    The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

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  we may omit to comply with the covenant described under the heading "Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

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  any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

        The conditions include:

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  depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

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  delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

        Covenant Defeasance and Events of Default.    In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

Guarantees

        Our payment obligations under any series of debt securities may be guaranteed by one or more of the Co-Registrants. The terms of any such guarantee will be set forth in the applicable prospectus supplement.

DESCRIPTION OF COMMON STOCK

        The following description of our common stock is only a summary. We encourage you to read our amended and restated certificate of incorporation, which is incorporated into the registration statement of which this prospectus forms a part. As of the date of this prospectus, we are authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share. As of March 31, 2006, we had outstanding 44,128,879 shares of our common stock.

Liquidation Rights

        Upon voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock.

Dividends

        Except as otherwise provided by the Delaware General Corporation Law or our amended and restated certificate of incorporation, the holders of our common stock, subject to the rights of holders of any series of preferred stock, share ratably in all dividends as may from time to time be declared by our board of directors in respect of our common stock out of funds legally available for the payment thereof and payable in cash, stock or otherwise, and in all other distributions (including, without limitation, our dissolution, liquidation and winding up), whether in respect of liquidation or dissolution (voluntary or involuntary) or otherwise, after payment of liabilities and liquidation preference on any outstanding preferred stock.

Voting Rights

        Except as otherwise provided by the Delaware General Corporation Law or our certificate of incorporation and subject to the rights of holders of any series of preferred stock, all the voting power of our stockholders shall be vested in the holders of our common stock and preferred stock, and each holder of our common stock and preferred stock shall have one vote for each share held by such holder (in the case of preferred stock, on an as converted to common stock basis) on all matters voted upon by our stockholders.

        Our stockholders may act by written consent in lieu of a meeting as permitted by Delaware General Corporation Law.

        The affirmative vote of holders of at least a majority of the combined voting power of our outstanding shares eligible to vote in the election of directors is required to remove directors from office.

Miscellaneous

        Our common stock is not convertible into, or exchangeable for, any other class or series of our capital stock. Holders of our common stock have no preemptive or other rights to subscribe for or purchase additional securities of ours. Shares of our common stock are not subject to calls or assessments. All of the outstanding shares of our common stock are fully paid and nonassessable. The transfer agent and registrar for our common stock is Registrar and Transfer Company. Our common stock is listed and traded on the Nasdaq National Market under the symbol "CCOI."

DESCRIPTION OF PREFERRED STOCK

        The following briefly summarizes the material terms of our preferred stock, other than pricing and related terms that will be disclosed in an accompanying prospectus supplement. You should read the particular terms of any series of preferred stock offered by us, which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of our amended and restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The certificate of designation relating to the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

        As of the date of this prospectus, we are authorized to issue up to 10,000 shares of preferred stock, par value $0.001 per share, of which, no shares of preferred stock are outstanding. Under our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

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  the number of shares to be included in the series;

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  the designation, powers, preferences and rights of the shares of the series; and

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  the qualifications, limitations or restrictions of such series.

        Prior to the issuance of any series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the amended and restated certificate of incorporation. The term "board of directors" includes any duly authorized committee.

        The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to our or our subsidiaries' officers, directors and employees pursuant to benefit plans or otherwise. Shares of preferred stock we issue may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors.

        The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more of our stock.

        The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Rank

        Unless otherwise specified in the prospectus supplement relating to the shares of a series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

        Unless stated otherwise in the prospectus supplement relating to the issuance of a series of preferred stock, holders of each series of preferred stock will be entitled to receive cash dividends when, as and if declared by our board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on our books or, if applicable, the records of the depositary referred to below on the record dates fixed by the board of directors. Dividends on a series of preferred stock may be cumulative or noncumulative.

        We may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on other series of preferred stock that rank on an equal or senior basis have been paid or sufficient funds have been set apart for payment for

  •
  all prior dividend periods of other series of preferred stock that pay dividends on a cumulative basis; or

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  the immediately preceding dividend period of other series of preferred stock that pay dividends on a noncumulative basis.

        Partial dividends declared on shares of preferred stock and each other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for each series of preferred stock.

        Similarly, we may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other of our stock ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for

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  all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

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  the immediately preceding dividend period if the preferred stock pays dividends on a noncumulative basis.

Conversion and Exchange

        The prospectus supplement for a series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities.

Redemption and Sinking Fund

        If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option or the option of the holder thereof and may be mandatorily redeemed. Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

        Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

        No series of preferred stock will receive the benefit of a sinking fund except as set forth in the applicable prospectus supplement.

Liquidation Preference

        Upon any voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

        If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of our available assets on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

        Unless otherwise stated in the applicable prospectus supplement, the holders of shares of preferred stock will have the same voting rights as the holders of shares of common stock. Each holder of a share of preferred stock will be entitled to one vote for each share of common stock such holder would receive upon conversion of such share of preferred stock into common stock.

DESCRIPTION OF WARRANTS

        We may issue warrants for the purchase of debt securities, common stock or preferred stock. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent The warrant agent will act solely as our agent in connection with the series of warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement. As of the date of this prospectus we have no warrants outstanding.

        The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

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  the title of the warrants;

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  the aggregate number of the warrants;

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  the price or prices at which the warrants will be issued;

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  the designation, terms and number of shares of debt securities, common stock or preferred stock purchasable upon exercise of the warrants;

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  the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

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  the date, if any, on and after which the warrants and the related debt securities, common stock or preferred stock will be separately transferable;

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  the price at which each share of debt securities, common stock or preferred stock purchasable upon exercise of the warrants may be purchased;

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  the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

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  the minimum or maximum amount of the warrants which may be exercised at any one time;

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  information with respect to book-entry procedures, if any;

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  a discussion of certain Federal income tax considerations; and

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  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY'S
CHARTER AND BYLAWS

        The following paragraphs summarize certain provisions of the Delaware General Corporation Law, or DGCL, and our amended and restated certificate of incorporation and amended and restated bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are on file with the Commission as exhibits to registration statements previously filed by us. See "Where You Can Find More Information."

        General.    Certain provisions of our certificate of incorporation and by-laws and Delaware law could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult, including:

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  an acquisition of us by means of a tender or exchange offer;

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  an acquisition of us by means of a proxy contest or otherwise; or

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  the removal of a majority or all of our incumbent officers and directors.

        These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

        Election and removal of directors.    Our certificate of incorporation and by-laws contain provisions that effectively restrict the ability of our stockholders to remove directors without at least a majority of the voting power of the then outstanding shares. In addition, our by-laws provide that, except as otherwise provided by law or our certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by a majority of the directors then in office (even though less than a quorum is then in office) or by the sole remaining director.

        Stockholder meetings.    Under our certificate of incorporation and by-laws, the president, a majority of the board of directors or a majority of the voting power of the then outstanding shares may call special meetings of stockholders.

        Delaware anti-takeover law.    We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is defined generally as a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        No cumulative voting.    Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

        Undesignated preferred stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

        Limitation of liability.    As permitted by the Delaware general corporation law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

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  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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  under Section 174 of the Delaware general corporation law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

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  for any transaction from which the director derives an improper personal benefit.

        As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

        Our certificate of incorporation and by-laws also provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware general corporation law. The indemnification provided under our certificate of incorporation and by-laws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of our company pursuant to our company's Amended Charter, Amended Bylaws and the DGCL, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Under our by-laws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other business against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person's fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware general corporation law. We maintain director and officer liability insurance on behalf of our directors and officers.

LEGAL MATTERS

        Latham & Watkins LLP, Washington, D.C., will issue an opinion about certain legal matters with respect to the securities.

EXPERTS

        The consolidated financial statements of Cogent Communications Group, Inc. appearing in Cogent Communications Group, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and Cogent Communications Group, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings with the Commission are also available to the public at the Commission's website at http://www.sec.gov. You may also inspect copies of these materials and other information about us at the offices of the Nasdaq Stock Market, Inc., National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

        The Commission allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

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  our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006.

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  our proxy statement relating to the annual meeting of stockholders to be held on June 7, 2006 filed on April 28, 2006.

        This prospectus is part of a registration statement on Form S-3 we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement, including exhibits, at the Commission's public reference room or website. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

        We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Cogent Communications Group, Inc., 1015 31st Street N.W., Washington, D.C. 20007, telephone: (202) 295-4200.

9,000,000 Shares

Common Stock

Prospectus Supplement

June 1, 2006

Joint Book-Running Managers

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

Joint Lead Manager

THOMAS WEISEL PARTNERS LLC

WACHOVIA SECURITIES	FRIEDMAN BILLINGS RAMSEY

QuickLinks

TABLE OF CONTENTS Prospectus Supplement
ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
The Offering
Risk Factors
Summary Consolidated Financial and Other Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
COMMON STOCK PRICE RANGE
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants in Fiscal 2005
Aggregated Option Exercises in Fiscal 2005 and Fiscal Year-End Option Values
EMPLOYMENT AGREEMENTS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
INCORPORATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND MARCH 31, 2006 (IN THOUSANDS, EXCEPT SHARE DATA)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND MARCH 31, 2006 (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND MARCH 31, 2006 (IN THOUSANDS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2005 and 2006 (unaudited)
Report of Independent Registered Public Accounting Firm
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, DECEMBER 31, 2004 AND DECEMBER 31, 2005 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003, DECEMBER 31, 2004 AND DECEMBER 31, 2005 (IN THOUSANDS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) FOR THE YEARS ENDED DECEMBER 31, 2003, DECEMBER 31, 2004 AND DECEMBER 31, 2005 (IN THOUSANDS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003, 2004 and 2005
OUTSTANDING AND EXERCISABLE BY PRICE RANGE As of December 31, 2005
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
ABOUT COGENT
RISK FACTORS
FORWARD-LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF WARRANTS
CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY'S CHARTER AND BYLAWS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION